Filed Pursuant to Rule 424(b)(1)

Registration Number 333-111289 and 333-116750

PROSPECTUS

10,000,000 Shares

COMMON STOCK

Salesforce.com, inc. is offering 10,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CRM.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

PRICE $11 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to salesforce.com
Per Share	$11.00	$.77	$10.23
Total	$110,000,000	$7,700,000	$102,300,000

We have granted the underwriters the right to purchase up to an additional 1,500,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on June 28, 2004.

MORGAN STANLEY
DEUTSCHE BANK SECURITIES
UBS INVESTMENT BANK
WACHOVIA SECURITIES
WILLIAM BLAIR & COMPANY

June 22, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until July 18, 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

SALESFORCE.COM, INC.

Salesforce.com is the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand, according to a March 2004 report by Forrester Research, Inc. We provide a comprehensive customer relationship management, or CRM, service to businesses of all sizes and industries worldwide. By designing and developing our service to be a low-cost, easy-to-use application that is delivered through a standard Web browser, we substantially reduce many of the traditional expenses and complexities of enterprise software implementations. As a result, our customers incur less risk and lower upfront costs. Our service helps customers more effectively manage critical operations including: sales force automation; customer service and support; marketing automation; document management; analytics; and custom application development. We market our service on a subscription basis, primarily through our direct sales efforts and also indirectly through partners. From the introduction of our service in February 2000 through April 30, 2004, our customer base had grown to approximately 9,800, and these customers had purchased an aggregate of over 147,000 paying subscriptions for use by their employees and other customer-authorized users in approximately 65 countries.

The pervasiveness of the Internet, along with the dramatic declines in the pricing of computing technology and network bandwidth, have enabled a new generation of enterprise computing in which substantial components of information technology, or IT, infrastructure can be provisioned and delivered dynamically on an outsourced basis. This new computing paradigm is sometimes referred to as utility computing, while the outsourced software applications are referred to as on-demand application services. On-demand application services enable businesses to subscribe to a wide variety of application services that are developed specifically for, and delivered over, the Internet on an as-needed basis with little or no implementation services required and without the need to install and manage third-party software in-house. The market for on-demand application services is projected to grow from $425 million in 2002 to $2.6 billion in 2007, which represents a compounded annual growth rate of 44 percent, according to a May 2003 report by International Data Corporation, or IDC, an independent market research firm.

We believe that the CRM applications market, which was approximately $7.1 billion in 2002 according to a July 2003 report by IDC, is one of the first to benefit from on-demand application services. CRM applications are intended to enable businesses to automate sales, customer service and support, and marketing. Despite the significant potential benefits that can be attained from CRM, many enterprises have failed to successfully deploy the CRM applications that they have purchased for a variety of reasons including the difficulty and relatively high cost of implementing and maintaining enterprise applications, as well as the historically low rates of user adoption and lack of ubiquitous access that have contributed to lower returns on investment in CRM deployments.

From inception, our service has been specifically designed to provide customers with robust CRM solutions on an outsourced basis through our proprietary, scalable and secure multi-tenant application architecture. Key benefits of our solution include:

•	Rapid deployment. Our service can be deployed rapidly and provisioned easily, since our customers do not have to spend time installing or maintaining the servers, networking equipment, security products or other infrastructure hardware and software necessary to ensure a scalable and reliable service.

•	Enable high levels of user adoption. We have designed our service to be easy-to-use and intuitive. Since our service contains many tools and features recognizable to users of popular websites such as those of Amazon.com, eBay and Yahoo!, it has a more familiar interface than typical CRM applications. As a result, our users do not require substantial training on how to use and benefit from our service.

•	Lower total cost of ownership. We enable customers to achieve significant savings relative to the traditional enterprise software model. Our service enables customers to automate sales, customer service and support, and marketing processes without having to make large and risky upfront investments in software, hardware, implementation services and additional IT staff.

•	Extensive features, functionality and configurability. We offer a comprehensive array of CRM capabilities across sales, customer service and support, and marketing that meet the needs of businesses of any size. We also enable customers to tailor important characteristics of our service to meet their unique requirements without the use of significant IT resources.

•	Secure, scalable and reliable delivery platform. We built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably and cost-effectively to tens of thousands of customers and millions of users.

•	Ease of integration. We have developed a set of application programming interfaces, or APIs, which we provide on a platform we call sforce, that enable customers and independent developers to integrate our service with existing third-party, custom and legacy applications, and write their own application services that integrate with our service.

Our objective is to be the leading provider of application services for businesses worldwide. To achieve this objective we intend to:

•	continue to lead the industry transformation to on-demand application services;

•	strengthen and extend our service offering;

•	pursue new customers and new territories aggressively;

•	deepen relationships with our existing customer base; and

•	encourage the development of third-party applications on our sforce platform.

We were incorporated in Delaware in February 1999. During our limited history of operations, we have incurred significant losses and had negative cash flow from operations in fiscal quarters from our inception through fiscal 2003. As of April 30, 2004, we had an accumulated deficit of $71.5 million. The address of our principal executive office is The Landmark @ One Market, Suite 300, San Francisco, California 94105 and our telephone number is (415) 901-7000. Our website address is www.salesforce.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	10,000,000 shares

Common stock to be outstanding after this offering	101,256,880 shares

Use of proceeds	We expect to use the net proceeds for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, services or technologies. See “Use of Proceeds.”

NYSE symbol	CRM

The number of shares to be outstanding immediately after the offering is based on 91,256,880 shares of common stock outstanding as of April 30, 2004, which assumes the conversion of all of our outstanding shares of our convertible preferred stock into 58,024,345 shares of common stock, and excludes:

•	16,422,047 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2004, with exercise prices ranging from $0.03 to $8.00 per share and a weighted average exercise price of $3.22 per share;

•	4,000,000 shares of common stock to be available for issuance under our 2004 Equity Incentive Plan, 1,000,000 shares of common stock to be available for issuance under our 2004 Outside Directors Stock Plan and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan; however, the 2004 Employee Stock Purchase Plan will not be implemented unless and until our board of directors authorizes the commencement of one or more offerings under this plan;

•	1,299,496 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2004, with exercise prices ranging from $1.10 to $3.89 per share and a weighted average exercise price of $2.43 per share; and

•	693,818 shares of common stock reserved for future grants under our 1999 Stock Option Plan as of April 30, 2004.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 58,024,345 shares of common stock upon the closing of this offering;

•	that the underwriters do not exercise their over-allotment option; and

•	the filing of our amended and restated certificate of incorporation following the conversion of our convertible preferred stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables provide summary consolidated financial data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$22,409	$50,991	$96,023	$18,913	$34,839
(Loss) income from operations (1)	(29,525)	(10,500)	3,718	17	361
Net (loss) income (1)	(28,609)	(9,716)	3,514	368	437

Net (loss) income per share:
Basic	$(1.36)	$(0.37)	$0.12	$0.01	$0.01
Diluted	(1.36)	(0.37)	0.04	0.00	0.00

Weighted-average shares used in computing per share amounts:
Basic (2)	21,039	26,375	29,605	28,660	31,688
Diluted (2)	21,039	26,375	95,409	91,618	100,398

(1)	Loss from operations and net loss for fiscal 2002 include a $7.7 million non-cash charge for office space that we abandoned in fiscal 2002. Income from operations and net income for fiscal 2004 include non-cash income of $3.4 million associated with the net reduction in accruals associated with the office space that we abandoned.

(2)	For information regarding the computation of per share amounts, refer to note 1 of the notes to our consolidated financial statements.

	As of April 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$43,733	$43,733	$142,033
Working capital	7,342	7,342	105,642
Total assets	92,977	92,977	191,277
Convertible preferred stock	61,137	—	—
Accumulated deficit	(71,497)	(71,497)	(71,497)
Total stockholders’ (deficit) equity	(44,056)	17,081	115,381

The pro forma column of the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column in the consolidated balance sheet data table above reflects the sale of 10,000,000 shares of our common stock in this offering at the initial public offering price of $11.00 per share, resulting in estimated net proceeds of $98.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to Our Business and Industry

We are an early-stage company in an emerging market with an unproven business model, a new and unproven enterprise technology model and a short operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We have only a limited operating history and our current business and future prospects are difficult to evaluate. We were founded in February 1999 and began offering our on-demand CRM application service in February 2000. You must consider our business and prospects in light of the risks and difficulties we encounter as an early-stage company in the new and rapidly evolving market of on-demand CRM application services. These risks and difficulties include the following:

•	our new and unproven business and technology models;

•	a limited number of service offerings and risks associated with developing new service offerings; and

•	the difficulties we face in managing rapid growth in personnel and operations.

We may not be able to successfully address any of these risks or others, including the other risks related to our business and industry described below. Failure to adequately do so could seriously harm our business and cause our operating results to suffer.

We have incurred significant operating losses in the past and may incur significant operating losses in the future.

We incurred significant losses in each fiscal quarter from our inception in February 1999 through fiscal 2003 and we may incur significant operating losses in the future. Our business does not have an established record of profitability and we may not continue to be profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow to offset these expected increased expenses, we will not continue to be profitable. You should not consider recent quarterly revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth, and our revenue could decline. Furthermore, if our operating expenses exceed our expectations, our financial performance will be adversely affected.

If we experience significant fluctuations in our operating results and rate of growth and fail to meet revenue and earnings expectations, our stock price may fall rapidly and without advance notice.

Due to our limited operating history, our evolving business model and the unpredictability of our emerging industry, we may not be able to accurately forecast our rate of growth. For example, in the last two fiscal years, we have recorded quarterly operating income of as much as $4.3 million and quarterly operating losses of as much as $4.9 million. We base our current and future expense levels and our investment plans on estimates of future revenue and future rate of growth. Our expenses and investments are, to a large extent, fixed and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly enough if our revenue falls short of our expectations.

As a result, we expect that our operating results may fluctuate significantly on a quarterly basis. Revenue growth may not be sustainable and may decrease in the future. We believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance.

Interruptions or delays in service from our third-party Web hosting facility could impair the delivery of our service and harm our business.

We provide our service through computer hardware that is currently located in a third-party Web hosting facility in Sunnyvale, California operated by Qwest Communications International Inc. We do not control the operation of this facility, and it is subject to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. It is also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at the facility, the occurrence of a natural disaster, a decision to close the facility without adequate notice or other unanticipated problems at the facility could result in lengthy interruptions in our service. In addition, the failure by the Qwest facility to provide our required data communications capacity could result in interruptions in our service. We have an agreement with SunGard Data Systems, a provider of availability services, to provide access to a geographically remote disaster recovery facility that would provide us access to hardware, software and Internet connectivity in the event the Qwest facility becomes unavailable. Even with this disaster recovery arrangement, however, our service would be interrupted during the transition. We are in the process of obtaining additional rapid recovery services. However, we do not expect to have these services in place before December 2004 at the earliest. Any damage to, or failure of, our systems could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business will be harmed if our customers and potential customers believe our service is unreliable.

If our security measures are breached and unauthorized access is obtained to a customer’s data, our service may be perceived as not being secure and customers may curtail or stop using our service.

Our service involves the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to one of our customers’ data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If our on-demand application service is not widely accepted, our operating results will be harmed.

Historically, we have derived substantially all of our revenue from subscriptions to our on-demand application service, and we expect this will continue for the foreseeable future. As a result, widespread acceptance of our service is critical to our future success. Factors that may affect market acceptance of our service include:

•	potential reluctance by enterprises to migrate to an on-demand application service;

•	the price and performance of our service;

•	the level of customization we can offer;

•	the availability, performance and price of competing products and services; and

•	potential reluctance by enterprises to trust third parties to store and manage their internal data.

Many of these factors are beyond our control. The inability of our service to achieve widespread market acceptance would harm our business.

The market for our technology delivery model and on-demand application services is immature and volatile, and if it does not develop or develops more slowly than we expect, our business will be harmed.

The market for on-demand application services is new and unproven, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of on-demand application services in general, and for CRM in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand application services. Furthermore, some enterprises may be reluctant or unwilling to use on-demand application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of on-demand application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, as a new company in this unproven market, we have limited insight into trends that may develop and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize revenue from customers monthly over the terms of their subscription agreements, which are typically 12 to 24 months, although terms can range from one to 60 months. As a result, much of the revenue we report in each quarter is deferred revenue from subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We do not have an adequate history with our subscription model to predict the rate of customer subscription renewals and the impact these renewals will have on our revenue or operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period and in fact, some customers have elected not to do so. In addition, our customers may renew for a lower priced edition of our service or for fewer users. We have limited historical data with respect to rates of customer subscription renewals, so we cannot accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our service and their ability to continue their operations and spending levels. If our customers do not renew their subscriptions for our service, our revenue may decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features or enhanced editions of our service to our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at senior management. If these efforts are not successful, our business may suffer.

We derive a significant portion of our revenue from small businesses, which have a greater rate of attrition and non-renewal than medium-sized and large enterprise customers.

Our small business customers, which we consider to be companies with fewer than 200 employees, typically have shorter initial subscription periods and, based on our limited experience to date, have had a higher rate of attrition and non-renewal as compared to our medium-sized and large enterprise customers. We estimate that sales to small businesses were approximately 40 percent of our total revenues during fiscal 2004. If we cannot replace our small business customers that do not renew their subscriptions for our service with new customers quickly enough, our revenue could decline.

Our limited operating history may impede acceptance of our service by medium-sized and large customers.

Our ability to increase revenue and maintain profitability depends, in large part, on widespread acceptance of our service by medium-sized and large businesses. Our efforts to sell to these customers may not continue to be successful. In particular, because we are a relatively new company with a limited operating history, these target customers may have concerns regarding our viability and may prefer to purchase critical CRM applications from one of our larger, more established competitors. Even if we are able to sell our service to these types of customers, they may insist on additional assurances from us that we will be able to provide adequate levels of service, which could harm our business.

The market for our service may be limited if prospective customers, particularly large customers, require customized features or functions that we do not currently intend to provide in our service or that would be difficult for individual customers to customize within our service.

Prospective customers, especially large enterprise customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, and that would be difficult for them to implement themselves, then the market for our service will be more limited and our business could suffer.

As more of our sales efforts are targeted at larger enterprise customers, our sales cycle may become more time-consuming and expensive, potentially diverting resources and harming our business.

As we target more of our sales efforts at larger enterprise customers, we will face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, the customer’s decision to use our service may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education to prospective customers regarding the use and benefits of our service. In addition, larger customers may demand more customization, integration services and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual sales, driving up costs and time required to complete sales and diverting sales and professional services resources to a smaller number of larger transactions.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for CRM applications is intensely competitive and rapidly changing, barriers to entry are relatively low, many of our competitors are larger and have more resources than we do, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our operating results will be harmed. Some of our principal competitors offer their products at a lower price, which has resulted in pricing pressures. If we are unable to maintain our current pricing, our operating results could be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our service to achieve or maintain more widespread market acceptance, any of which could harm our business.

Our current principal competitors include:

•	enterprise software application vendors including Amdocs Limited, E.piphany, Inc., IBM Corporation, Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc., SAP AG and Siebel Systems, Inc.;

•	packaged CRM software vendors, some of whom offer hosted services, such as BMC Software Corporation, FrontRange Solutions, Inc., Onyx Software Corp., Pivotal Corporation, which has been acquired by CDC Software Corporation, a subsidiary of chinadotcom corporation, and Sage Group plc;

•	on-demand CRM application service providers such as NetSuite, Inc., RightNow Technologies, Inc. and Salesnet, Inc.; and

•	enterprise application service providers including British Telecom, Corio, Inc. and IBM.

In addition, we face competition from businesses that develop their own CRM applications internally, as well as from enterprise software vendors and online service providers who may develop and/or bundle CRM products with their products in the future. We also face competition from some of our larger and more established competitors who historically have been packaged CRM software vendors, but who are developing directly competitive on-demand CRM application services offerings, such as Siebel Systems through Siebel CRM OnDemand and through its acquisition of Upshot Corporation. Our professional services organization competes with a broad range of large systems integrators, including Accenture Ltd., BearingPoint, Inc. and IBM, as well as smaller independent consulting firms specializing in CRM implementations. We have relationships with many of these consulting companies and frequently work cooperatively on projects with them, even as we compete for business in other customer engagements.

Many of our potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Furthermore, because of these advantages, even if our service is more effective than the products that our competitors offer, potential customers might accept competitive products and services in lieu of purchasing our service. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

We may not be able to develop enhancements and new features to our existing service or acceptable new services that keep pace with technological developments.

If we are unable to develop enhancements to and new features for our existing service or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our service is designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our service, result in customer dissatisfaction and harm our business.

Any efforts we may make in the future to expand our service beyond the CRM market may not succeed.

To date, we have focused our business on providing on-demand application services for the CRM market, but we may in the future seek to expand into other markets. However, any efforts to expand beyond the CRM market may never result in significant revenue growth for us. In addition, efforts to expand our on-demand application service beyond the CRM market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our business.

If we fail to develop our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the salesforce.com brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Any failure to adequately expand our direct sales force will impede our growth.

We expect to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer base. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient direct sales personnel. New hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our service will suffer.

Sales to customers outside the United States expose us to risks inherent in international sales.

Because we sell our service throughout the world, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in the United States. For example, sales in Europe and Asia Pacific represented approximately 14 percent and 18 percent of our total revenues in fiscal 2003 and fiscal 2004, respectively, and 19 percent of our total revenues for the three months ended April 30, 2004, and we intend to expand our international sales efforts. The risks and challenges associated with sales to customers outside the United States include:

•	localization of our service, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	foreign currency fluctuations;

•	different pricing environments;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles and other collection difficulties; and

•	regional economic and political conditions.

Some of our international subscription fees are currently denominated in U.S. dollars and paid in local currency. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make the service more expensive for international customers, which could harm our business. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuation.

Defects in our service could diminish demand for our service and subject us to substantial liability.

Because our service is complex, it may have errors or defects that users identify after they begin using it, which could harm our reputation and our business. Internet-based services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in our service and new errors in our existing service may be detected in the future. Since our customers use our service for important aspects of their business, any errors, defects or other performance problems with our service could hurt our reputation and may damage our customers’ businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We currently have no issued patents and may be unable to obtain patent protection in the future. In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We may be sued by third parties for alleged infringement of their proprietary rights.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing our business plan. In addition, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our service to others.

We rely on third-party hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on hardware purchased or leased and software licensed from third parties in order to offer our service, including database software from Oracle Corporation. This hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

We may be required to purchase the interest in our Japanese joint venture held by our joint venture partner, under certain circumstances, on terms that may not be favorable to us.

In some circumstances, we may be required to purchase the interest of our Japanese joint venture partner. If we default under the terms of our joint venture agreement with our joint venture partner, or if we and our partner disagree over a course of action proposed for the joint venture entity and the disagreement continues, then our partner may require that we purchase its interest in the joint venture. In the event we are required to purchase our partner’s interest in the joint venture, we could be forced to make an unanticipated outlay of a significant amount of capital, which could harm our operating results. Although the timing and circumstances of any such purchase, were it to be required, are not predictable, if the joint venture were valued based on its most recent financing, which occurred in September 2003, the buyout price could be as much as approximately $13.0 million.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

We may acquire or make investments in complementary companies, services and technologies in the future. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets;

•	potential loss of key employees;

•	inability to generate sufficient revenue to offset acquisition or investment costs; and

•	delays in customer purchases due to uncertainty.

In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for CRM solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

The success of our business depends on the continued growth and acceptance of the Internet as a business tool.

Expansion in the sales of our service depends on the continued acceptance of the Internet as a communications and commerce platform for enterprises. The Internet could lose its viability as a business tool due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality-of-service. The performance of the Internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our service would be significantly reduced, which would harm our business.

Our growth could strain our personnel and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate that further growth will be required to address increases in our customer base, as well as our expansion into new geographic areas.

Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Marc Benioff, our Chief Executive Officer and Chairman of the Board. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our executive officers, key management or development personnel that require them to remain our employees and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related services and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock after this offering may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, proposed changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock options awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing service, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price is equal to or exceeds the deemed fair value of our common stock at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, FASB has announced its support for recording expense for the fair value of stock options granted. If we were required to change our accounting policy in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation and SFAS No. 148. Accounting for Stock-Based Compensation—Transition and Disclosure, and retroactively restate prior periods as if we had adopted these standards for all periods presented, then our cost of revenues and operating expenses would have increased by approximately $1.7 million for fiscal 2003, $4.1 million for fiscal 2004 and $2.0 million for the three months ended April 30, 2004.

Risks Related to this Offering

If our involvement in a lengthy May 9th New York Times article about salesforce.com or any other publicity regarding salesforce.com or the offering during the waiting period were held to be “gun jumping” in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering. You should only rely on statements made in this prospectus in determining whether to purchase our shares.

In a New York Times article dated May 9, 2004 and entitled “It’s Not Google. It’s That Other Big I.P.O.,” information regarding this offering and salesforce.com was published. The New York Times article included quotes from Marc Benioff, our Chairman of the Board and Chief Executive Officer, regarding the development of salesforce.com and its business strategy. In preparation of the article, the reporter was allowed to spend most of a full day with Mr. Benioff. As a result, it could have been expected that a lengthy article would be published. Portions of this New York Times article were subsequently reprinted by a number of news outlets. While some of the factual statements about salesforce.com in the article are disclosed in this prospectus, the article presented statements about our company in isolation and did not disclose many of the related risks and uncertainties described in this prospectus.

In addition to the New York Times article, there has been substantial additional press coverage regarding us and this offering during the offering process. These articles also presented statements about our company in isolation and did not disclose many of the related risks and uncertainties described in this prospectus.

You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees. You should only rely on the information contained in this prospectus in making your investment decision.

In order to reduce the risk of investors’ possible reliance on the New York Times article and other news reports and articles, we stopped our offering on May 13, 2004. We then allowed a “cooling off” period to pass so that the effect of this article and other reports, articles and information would be dissipated.

It is uncertain whether our involvement in the May 9th New York Times article or any of our other publicity related activities could be held to be a violation of Section 5 of the Securities Act of 1933. If our involvement or such activities were held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price for a period of one year following the date of the violation. We would contest vigorously any claim that a violation of the Securities Act occurred.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for technology stocks or the stock market in general experiences continued or greater loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are many large, well- established publicly traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of April 30, 2004, upon completion of this offering, we will have outstanding 101,256,880 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the 10,000,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 91,256,880 shares will be eligible for sale in the public market, 55,516,612 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the 1,299,496 shares subject to outstanding warrants and the 23,115,865 shares that are either subject to outstanding options or reserved for future issuance under our 1999 Stock Option Plan, 2004 Equity Incentive Plan, 2004 Outside Directors Stock Plan and 2004 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5 percent or greater stockholders and affiliated entities will together beneficially own approximately 54.8 percent of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $9.87 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You should specifically consider the numerous risks discussed under “Risk Factors.” These statements are only predictions based on our current expectations and projections about future events and we cannot guarantee future results, levels of activity, performance or achievements.

You should read this prospectus and the documents that we reference in this prospectus and that are filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares in this offering will be approximately $98.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $113.6 million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We anticipate that we will use the net proceeds for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we currently are not engaged in negotiations with respect to any investment or acquisition. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of the board.

CAPITALIZATION

The following table summarizes our cash, cash equivalents and short-term marketable securities, and capitalization as of April 30, 2004:

•	on an actual basis;

•	on a pro forma basis assuming the conversion of all outstanding shares of our convertible preferred stock into 58,024,345 shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to receipt of the net proceeds from the sale by us in this offering of 10,000,000 shares of common stock after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Cash, cash equivalents and short-term marketable securities	$43,733	$43,733	$142,033

Convertible preferred stock, $0.001 par value; 63,738,843 shares authorized, 58,024,345 shares issued and outstanding, actual; 5,000,000 shares authorized, none issued and outstanding, pro forma and pro forma as adjusted	$61,137	$—	$—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 200,000,000 shares authorized, 33,232,535 shares issued and outstanding, actual; 400,000,000 shares authorized, 91,256,880 issued and outstanding, pro forma; and 400,000,000 shares authorized, 101,256,880 shares issued and outstanding, pro forma as adjusted	33	91	101
Additional paid-in capital	36,624	97,703	195,993
Deferred stock-based compensation	(7,526)	(7,526)	(7,526)
Notes receivables from stockholders	(1,698)	(1,698)	(1,698)
Accumulated other comprehensive income	8	8	8
Accumulated deficit	(71,497)	(71,497)	(71,497)

Total stockholders’ equity (deficit)	(44,056)	17,081	115,381

Total capitalization	$17,081	$17,081	$115,381

The number of shares shown as issued and outstanding in the table above excludes:

•	16,422,047 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2004 with exercise prices ranging from $0.03 to $8.00 per share and a weighted average exercise price of $3.22 per share;

•	4,000,000 shares of common stock to be available for issuance under our 2004 Equity Incentive Plan, 1,000,000 shares of common stock to be available for issuance under our 2004 Outside Directors Stock Plan and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan; however, the 2004 Employee Stock Purchase Plan will not be implemented unless and until our board of directors authorizes the commencement of one or more offerings under this plan;

•	1,299,496 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2004 with exercise prices ranging from $1.10 to $3.89 per share and a weighted average exercise price of $2.43 per share; and

•	693,818 shares of common stock reserved for future grants under our 1999 Stock Option Plan as of April 30, 2004.

DILUTION

If you invest in our common stock in this offering, your ownership interest in salesforce.com will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Our net tangible book value as of April 30, 2004 was $16.5 million, or $0.18 per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding, after giving effect to the automatic conversion of all shares of our outstanding preferred stock.

After giving effect to our sale of the shares in this offering and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on April 30, 2004 would have been $114.8 million, or $1.13 per share of our common stock. This amount represents an immediate increase in net tangible book value of $0.95 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $9.87 per share to new investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share		$11.00
Net tangible book value per share before offering	$0.18
Increase per share attributable to new investors (1)	0.95

As adjusted net tangible book value per share after offering		1.13

Dilution per share to new investors		$9.87

(1)	Does not give effect to the underwriters’ exercise of their over-allotment option. Also, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, as of April 30, 2004, the differences between the number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, before underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	91,256,880	90%	$68,942,000	39%	$0.76
New investors	10,000,000	10	110,000,000	61	11.00

Total	101,256,880	100%	$178,942,000	100%

The number of shares to be outstanding immediately after the offering is based on 91,256,880 shares of common stock outstanding as of April 30, 2004, which assumes the conversion of all of our outstanding shares of convertible preferred stock into 58,024,345 shares of common stock, and excludes:

•	16,422,047 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2004, with exercise prices ranging from $0.03 to $8.00 per share and a weighted average exercise price of $3.22 per share;

•	4,000,000 shares of common stock to be available for issuance under our 2004 Equity Incentive Plan, 1,000,000 shares of common stock to be available for issuance under our 2004 Outside Directors Stock Plan and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan; however, the 2004 Employee Stock Purchase Plan will not be implemented unless and until our board of directors authorizes the commencement of one or more offerings under this plan;

•	1,299,496 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2004, with exercise prices ranging from $1.10 to $3.89 per share and a weighted average exercise price of $2.43 per share; and

•	693,818 shares of common stock reserved for future grants under our 1999 Stock Option Plan as of April 30, 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended January 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of January 31, 2003 and 2004, are derived from our audited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the period from inception (February 3, 1999) to January 31, 2000 and the fiscal year ended January 31, 2001, and the selected consolidated balance sheet data as of January 31, 2000, 2001 and 2002, are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended April 30, 2003 and 2004 and the consolidated balance sheet data as of April 30, 2004 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three months ended

April 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Period from inception (February 3, 1999) to January 31, 2000	Fiscal Year Ended January 31,				Three Months Ended April 30,
		2001	2002	2003	2004	2003	2004
						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenues:
Subscription and support	$—	$5,022	$21,513	$47,656	$85,796	$16,922	$31,116
Professional services and other	—	413	896	3,335	10,227	1,991	3,723

Total revenues	—	5,435	22,409	50,991	96,023	18,913	34,839
Cost of revenues (1):
Subscription and support	—	1,730	3,718	7,199	7,782	1,597	2,282
Professional services and other	—	1,692	2,329	3,164	9,491	1,758	4,081

Total cost of revenues	—	3,422	6,047	10,363	17,273	3,355	6,363
Gross profit	—	2,013	16,362	40,628	78,750	15,558	28,476
Operating expenses (1):
Research and development	1,089	3,366	5,308	4,648	6,962	1,240	2,127
Marketing and sales	2,499	25,392	24,605	33,522	54,600	10,656	20,415
General and administrative	1,976	6,855	8,317	12,958	16,915	3,645	5,573
Lease abandonment (recovery)	—	—	7,657	—	(3,445)	—	—

Total operating expenses	5,564	35,613	45,887	51,128	75,032	15,541	28,115
(Loss) income from operations	(5,564)	(33,600)	(29,525)	(10,500)	3,718	17	361
Interest income	121	1,715	755	471	379	78	144
Interest expense	(3)	(42)	(272)	(77)	(22)	(9)	(1)
Other income (expense)	(6)	63	8	98	164	315	20

(Loss) income before provision for income taxes and minority interest	(5,452)	(31,864)	(29,034)	(10,008)	4,239	401	524
Provision for income taxes	—	—	—	—	541	49	70

(Loss) income before minority interest	(5,452)	(31,864)	(29,034)	(10,008)	3,698	352	454
Minority interest in consolidated joint venture	—	193	425	292	(184)	16	(17)

Net (loss) income	$(5,452)	$(31,671)	$(28,609)	$(9,716)	$3,514	$368	$437

Net (loss) income per share:
Basic	$(0.55)	$(2.38)	$(1.36)	$(0.37)	$0.12	$0.01	$0.01
Diluted	(0.55)	(2.38)	(1.36)	(0.37)	0.04	0.00	0.00
Weighted-average shares used in computing per share amounts:
Basic (2)	10,000	13,314	21,039	26,375	29,605	28,660	31,688
Diluted (2)	10,000	13,314	21,039	26,375	95,409	91,618	100,398

	As of January 31,					As of April 30, 2004
	2000	2001	2002	2003	2004
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$12,609	$22,200	$11,709	$16,009	$35,812	$43,733
Working capital	12,053	20,163	6,497	1,172	4,140	7,342
Total assets	14,196	37,047	29,713	39,673	87,511	92,977
Convertible preferred stock	17,156	59,852	61,137	61,137	61,137	61,137
Accumulated deficit	(5,452)	(37,123)	(65,732)	(75,448)	(71,934)	(71,497)
Total stockholders’ deficit	(3,878)	(29,329)	(51,348)	(55,875)	(46,237)	(44,056)

(1)	Cost of revenues and operating expenses include stock-based expenses, consisting of:

	Period from inception (February 3, 1999) to January 31, 2000	Fiscal Year Ended January 31,				Three Months Ended April 30,
		2001	2002	2003	2004	2003	2004
						(unaudited)
	(in thousands)
Cost of revenues	$—	$345	$369	$428	$655	$160	$170
Research and development	214	431	436	402	462	120	89
Marketing and sales	386	1,350	1,422	1,696	2,029	514	414
General and administrative	267	1,326	2,224	2,241	1,213	290	204

Total stock-based expenses	$867	$3,452	$4,451	$4,767	$4,359	$1,084	$877

(2)	For information regarding the computation of per share amounts, refer to note 1 of the notes to our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand, according to a March 2004 report by Forrester Research, Inc. We provide a comprehensive CRM service to businesses of all sizes and industries worldwide.

We were founded in February 1999 and began offering our on-demand CRM application service in February 2000. Our revenues have grown from $5.4 million in fiscal 2001 to $96.0 million in fiscal 2004.

Our objective is to be the leading provider of on-demand application services for businesses worldwide. To address our market opportunity, our management team is focused on a number of short and long-term challenges, including strengthening and extending our service offerings, adding new customers and expanding our sales efforts into new territories, deepening our relationships with our existing customers and encouraging the development of third-party applications on our platform.

In order to increase our revenues and take advantage of our market opportunity, we will need to add substantial numbers of paying subscriptions. We define paying subscriptions as unique user accounts, purchased by customers for use by their employees and other customer-authorized users, that have not been suspended for non-payment. The number of our paying subscribers increased from approximately 30,000 as of February 1, 2001 to over 147,000 as of April 30, 2004. We plan to re-invest our revenues for the foreseeable future in the following ways: hiring additional personnel, particularly in marketing and sales; expanding our domestic and international selling and marketing activities; increasing our research and development activities to upgrade and extend our service offerings and to develop new services and technologies; expanding the number of locations around the world where we conduct business; adding to our infrastructure to support our growth; and expanding our operational and financial systems to manage a growing business.

We expect marketing and sales costs, which were 66 percent of our fiscal 2003 total revenues, 57 percent of our fiscal 2004 total revenues and 59 percent of our total revenues for the three months ended April 30, 2004, to continue to represent a substantial portion of total revenues in the future as we seek to add and manage more paying subscribers, build brand awareness and increase the number of marketing events that we sponsor.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2004, for example, refer to the fiscal year ended January 31, 2004.

Sources of Revenues

We derive our revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our on-demand application service, and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services and other revenues, consisting primarily of training fees. Subscription and support revenues accounted for more than 90 percent of our total revenues in fiscal 2002 and 2003, and 89 percent of our total revenues during fiscal 2004 and the three months ended April 30, 2004. Subscription revenues are driven primarily by the number of paying subscribers of our service and the subscription price of our service. None of our customers accounted for more than 5 percent of our revenues in any fiscal year.

Subscription and support revenues are recognized on a monthly basis over the life of the contract. The typical subscription and support term is 12 to 24 months, although terms range from one to 60 months. Our subscription and support contracts are noncancelable, though customers typically have the right to terminate their contracts for cause if we fail to perform. We generally invoice our customers in annual or quarterly installments and typical payment terms provide that our customers pay us within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue, or in revenue depending on whether the revenue recognition criteria have been met. In general, we collect our billings in advance of the subscription service period.

We market our on-demand application service primarily through direct sales efforts and also indirectly through partners. We offer our customers three principal editions of our on-demand application service:

•	Enterprise Edition, which is our most fully-featured offering and which is targeted at large companies that have several different divisions or departments;

•	Professional Edition, which is targeted at medium-sized and large businesses that need a robust CRM solution but do not need some of the more advanced features and integration capabilities of Enterprise Edition; and

•	Team Edition, which is targeted primarily at small businesses that seek a robust sales force automation solution without the more sophisticated features of our other editions.

Professional services and other revenues consist of fees associated with consulting and implementation services and training. Our consulting and implementation engagements are typically billed on a time and materials basis. We also offer a number of classes on implementing, using and administering our service that are billed on a per person, per class basis. Our typical payment terms provide that our customers pay us within 30 days of invoice.

Cost of Revenues and Operating Expenses

Cost of Revenues.    Cost of subscription and support revenues primarily consists of expenses related to hosting our service and providing support, depreciation expense associated with computer equipment, costs associated with website development activities, allocated overhead and amortization expense associated with capitalized software. To date, the expense associated with capitalized software has not been material to our cost of revenues. We allocate overhead such as rent and occupancy charges, employee benefit costs and depreciation expense to all departments based on headcount. As such, general overhead expenses are reflected in each cost of revenue and operating expense category. Cost of professional services and other revenues consists primarily of employee-related costs associated with these services and allocated overhead. The cost associated with providing professional services is significantly higher as a percentage of revenue than for our on-demand subscription service due to the labor costs associated with providing consulting services.

To the extent that our customer base grows, we intend to continue to invest additional resources in our on-demand application service and in our consulting services. The timing of these additional expenses could affect our cost of revenues, both in terms of absolute dollars and as a percentage of revenues, in a particular quarterly period. For example, we plan to increase the number of employees who are fully dedicated to consulting services. We also plan to enter into an agreement with a third-party Web hosting provider during fiscal 2005 that will provide additional disaster recovery services in the event our primary data center becomes unavailable. We currently expect the annual cost of these services to be less than $2.0 million.

Research and Development.    Research and development expenses consist primarily of salaries and related expenses, and allocated overhead. We have historically focused our research and development efforts on increasing the functionality and enhancing the ease of use of our on-demand application service. Because of our proprietary, scalable and secure multi-tenant architecture, we are able to provide all of our customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions, which enables us to have relatively low research and development expenses as compared to traditional enterprise software business models. We expect that in the future, research and development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new technologies.

Marketing and Sales.    Marketing and sales expenses are our largest cost, accounting for 66 percent of our fiscal 2003 total revenues, 57 percent of our fiscal 2004 total revenues and 59 percent of our total revenues for the three months ended April 30, 2004. Marketing and sales expenses consist primarily of salaries and related expenses for our sales and marketing staff, including commissions, payments to partners, marketing programs, which include advertising, events, corporate communications, and other brand building and product marketing expenses, and allocated overhead. As a result of the initial launch of our application service in February 2000, marketing costs, particularly advertising, accounted for 62 percent of fiscal 2001 and 47 percent of fiscal 2002 total marketing and sales expenses. Since the beginning of fiscal 2003, our sales costs as a percentage of total marketing and sales expenses have increased as a result of lower advertising expenditures.

As our revenues increase, we plan to continue to invest heavily in marketing and sales by increasing the number of direct sales personnel in order to add new customers and increase penetration within our existing customer base, expanding our domestic and international selling and marketing activities, building brand awareness and sponsoring additional marketing events. We expect that in the future, marketing and sales expenses will increase in absolute dollars and continue to be our largest cost.

General and Administrative.    General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional fees, other corporate expenses and allocated overhead. We expect that in the future, general and administrative expenses will increase in absolute dollars as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and to our operations as a public company.

We expect that general and administrative expenses associated with executive compensation will increase in the future. In February 2004, we added a President of Technology, Marketing and Systems, Patricia Sueltz, to our executive team, and we may add other executives if our business continues to grow. Her annual base salary is $400,000 and she is eligible to receive a quarterly bonus of up to $50,000, based upon achievement of a mix of company and individual performance objectives. During the first twelve months of her employment, her bonus is guaranteed. In addition, we have paid our Chief Executive Officer one dollar per year in annual compensation, rising to ten dollars in fiscal 2005. At this time, it is not probable that there will be any increase in his compensation. However, if his compensation increases in the future or he leaves our employ and we need to recruit a new Chief Executive Officer, our executive compensation expenses will increase.

Lease Abandonment and Recovery.    In December 2001, we abandoned excess office space in San Francisco, California and recorded a $7.7 million charge in the fourth quarter of fiscal 2002 pertaining to the estimated future obligations under the non-cancelable lease. In August 2003, we entered into an agreement releasing us from future obligations for some of the abandoned space in connection with the landlord’s lease of this space to another tenant. Accordingly, we recorded a $4.3 million credit in the third quarter of fiscal 2004 to reflect the reversal of the remaining accrued liability that was directly associated with this space. During the fourth quarter of fiscal 2004, we recorded an additional accrual of $900,000 related to the remaining 5,000 square feet of abandoned excess office space in San Francisco. This additional accrual resulted from a revision of our estimates of the timing and amount of projected subtenant income based on difficulties in subleasing the remaining space.

Stock-Based Expenses.    Our cost of revenues and operating expenses include stock-based expenses related to options and warrants issued to non-employees and option grants to employees in situations where the exercise price was less than the deemed fair value of our common stock at the date of grant. These charges have been significant and are reflected in the historical financial results.

Joint Venture

In December 2000, we established a Japanese joint venture, Kabushiki Kaisha salesforce.com, with SunBridge, Inc., a Japanese corporation, to assist us with our sales efforts in Japan. As of April 30, 2004, we owned a 64 percent interest in the joint venture. Because of this majority interest, we consolidate the venture’s financial results, which are reflected in each revenue, cost of revenues and expense category in our consolidated statement of operations. We then record minority interest, which reflects the minority investors’ interest in the venture’s results. Through April 30, 2004, the operating performance and liquidity requirements of the Japanese joint venture had not been significant. While we plan to expand our selling and marketing activities in Japan in order to add new customers, we believe the future operating performance and liquidity requirements of the Japanese joint venture will not be significant.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 1 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition.” On August 1, 2003, we adopted Emerging Issues Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the collection of our fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

We recognize revenues from subscription contracts each month over the lives of the contracts. Support revenues from customers who purchase our premium support offerings are recognized ratably over the term of the support contract. Consulting services and training revenues are accounted for separately from subscription and support revenues because these services have value to the customer on a standalone basis and there is objective and reliable evidence of their fair value of the undelivered elements. Our arrangements do not contain general rights of return. Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration. Training revenues are recognized after the services are performed.

Accounting for Deferred Commissions. We defer commission payments to our direct sales force. The commissions are deferred and amortized to sales expense over the noncancelable terms of the related subscription contracts with our customers, which are typically 12 to 24 months. The commission payments, which are paid in full the month after the customer’s service commences, are a direct and incremental cost of the revenue arrangements. The deferred commission amounts are recoverable through the future revenue streams under the noncancelable customer contracts. We believe this is the preferable method of accounting as the commission charges are so closely related to the revenue from the noncancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized.

Fiscal years 2002, 2003 and 2004 and the three months ended April 30, 2004, have been prepared using the same basis of accounting for sales commissions. During fiscal 2002, we deferred $870,000 of commission expenditures and we amortized $241,000 to sales expense. During fiscal 2003, we deferred $5.7 million of commission expenditures and we amortized $2.9 million to sales expense. During fiscal 2004, we deferred $16.3 million of commission expenditures and we amortized $8.6 million to sales expense. During the three months ended April 30, 2004, we deferred $2.3 million of commission expenditures and we amortized $3.6 million to sales expense. Deferred commissions on our consolidated balance sheet totaled $11.2 million at January 31, 2004 and $9.9 million at April 30, 2004.

Accounting for Stock-Based Awards.    We record deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based upon several factors, including, but not limited to, our operating and financial performance, private sales of our common and preferred stock between third parties, issuances of convertible preferred stock and appraisals performed by an appraisal firm. We amortize the deferred compensation charges ratably over the four-year vesting period of the underlying option awards. As of January 31, 2004, we had an aggregate of $8.3 million of deferred stock-based compensation remaining to be amortized. We currently expect this deferred stock-based compensation balance to be amortized as follows: $3.2 million during fiscal 2005; $2.9 million during fiscal 2006; $1.9 million during fiscal 2007; and $300,000 during fiscal 2008. We have elected not to record stock-based compensation expense when employee stock options are awarded at exercise prices equal to the deemed fair value of our common stock at the date of grant. The impact of expensing employee stock awards using the Black-Scholes option-pricing model is further described in note 1 of the notes to our consolidated financial statements.

In the past, we have awarded a limited number of stock options and warrants to non-employees. For these options and warrants, we recognize the stock-based compensation expense over the vesting periods of the underlying awards, based on an estimate of their fair value on the vesting dates using the Black-Scholes option-pricing model. As of April 30, 2004, we had recognized compensation expense on all options and warrants issued to non-employees except for options for 55,000 shares of our common stock, substantially all of which will fully vest by July 2007 and which have a weighted average exercise price of $2.50 per share.

Results of Operations

The following tables set forth selected consolidated statements of operations data for each of the periods indicated.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands)
Revenues:
Subscription and support	$21,513	$47,656	$85,796	$16,922	$31,116
Professional services and other	896	3,335	10,227	1,991	3,723

Total revenues	22,409	50,991	96,023	18,913	34,839

Cost of revenues:
Subscription and support	3,718	7,199	7,782	1,597	2,282
Professional services and other	2,329	3,164	9,491	1,758	4,081

Total cost of revenues	6,047	10,363	17,273	3,355	6,363

Gross profit	16,362	40,628	78,750	15,558	28,476

Operating expenses:
Research and development	5,308	4,648	6,962	1,240	2,127
Marketing and sales	24,605	33,522	54,600	10,656	20,415
General and administrative	8,317	12,958	16,915	3,645	5,573
Lease abandonment (recovery)	7,657	—	(3,445)	—	—

Total operating expenses	45,887	51,128	75,032	15,541	28,115
(Loss) income from operations	(29,525)	(10,500)	3,718	17	361
Interest income	755	471	379	78	144
Interest expense	(272)	(77)	(22)	(9)	(1)
Other income	8	98	164	315	20

(Loss) income before provision for income taxes and minority interest	(29,034)	(10,008)	4,239	401	524
Provision for income taxes	—	—	541	49	70

(Loss) income before minority interest	(29,034)	(10,008)	3,698	352	454
Minority interest in consolidated joint venture	425	292	(184)	16	(17)

Net (loss) income	$(28,609)	$(9,716)	$3,514	$368	$437

	As of January 31,			As of April 30,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands, except customer and subscriber data)
Balance sheet data:
Cash, cash equivalents and short-term marketable securities	$11,709	$16,009	$35,812	$20,335	$43,733
Deferred revenue	7,128	19,171	49,677	24,310	52,340

Customer and subscriber data (unaudited):
Approximate number of customers	3,500	5,700	8,700	6,300	9,800
Approximate number of paying subscriptions	53,000	76,000	127,000	85,000	147,000

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands)
Cash flow provided by (used in) operating activities	$(13,166)	$5,213	$21,781	$4,761	$6,659

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands)
Revenues by geography:
Americas	$20,305	$43,855	$78,958	$16,046	$28,336
Europe	1,680	5,345	11,754	2,038	4,632
Asia Pacific	424	1,791	5,311	829	1,871

	$22,409	$50,991	$96,023	$18,913	$34,839

Cost of revenues and operating expenses include the following amounts related to stock-based awards:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands)
Stock-based expenses:
Cost of revenues	$369	$428	$655	$160	$170
Research and development	436	402	462	120	89
Marketing and sales	1,422	1,696	2,029	514	414
General and administrative	2,224	2,241	1,213	290	204

Total stock-based expenses	$4,451	$4,767	$4,359	$1,084	$877

The following tables set forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenues.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
Revenues:
Subscription and support	96%	93%	89%	89%	89%
Professional services and other	4	7	11	11	11

Total revenues	100	100	100	100	100

Cost of revenues:
Subscription and support	17	14	8	8	6
Professional services and other	10	6	10	10	12

Total cost of revenues	27	20	18	18	18

Gross profit	73	80	82	82	82

Operating expenses:
Research and development	24	9	7	7	6
Marketing and sales	110	66	57	56	59
General and administrative	37	26	18	19	16
Lease abandonment (recovery)	34	—	(4)	—	—

Total operating expenses	205	101	78	82	81
(Loss) income from operations	(132)	(21)	4	—	1
Interest income	3	1	1	1	—
Interest expense	(1)	—	—	—	—
Other income	—	—	—	1	—

(Loss) income before provision for income taxes and minority interest	(130)	(20)	5	2	1
Provision for income taxes	—	—	(1)	—	—

(Loss) income before minority interest	(130)	(20)	4	2	1
Minority interest in consolidated joint venture	2	1	—	—	—

Net (loss) income	(128)%	(19)%	4%	2%	1%

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
Revenues by geography:
Americas	91%	86%	82%	85%	81%
Europe	7	10	12	11	13
Asia Pacific	2	4	6	4	6

	100%	100%	100%	100%	100%

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
Stock-based expenses:
Cost of revenues	2%	1%	1%	1%	1%
Research and development	2	1	1	1	—
Marketing and sales	6	3	2	3	1
General and administrative	10	4	1	1	1

Total stock-based expenses	20%	9%	5%	6%	3%

Overview of Results of Operations for the Three Months Ended April 30, 2004

Revenues during the three months ended April 30, 2004 were $34.8 million, an increase of 84 percent over the comparable period a year ago. The total number of paying subscribers increased to approximately 147,000 as of April 30, 2004 from approximately 85,000 as of April 30, 2003.

Our gross profit during the three months ended April 30, 2004 was $28.5 million, or 82 percent of revenues, and operating income was $400,000. Operating income included non-cash stock-based expense of $900,000. During the comparable period a year ago, we generated a gross profit of $15.6 million, or 82 percent of revenues, and operating income was $17,000. Operating income during the three months ended April 30, 2003 included $1.1 million of non-cash stock-based expense.

During the three months ended April 30, 2004, we continued to incur substantial costs and operating expenses related to the expansion of our business. We added sales personnel to focus on adding new customers and increasing penetration within our existing customer base, professional services personnel to support our consulting services, and developers to broaden and enhance our on-demand service.

During the three months ended April 30, 2004, we generated $6.7 million of cash from operating activities, as compared to $4.8 million during the comparable period a year ago. At April 30, 2004, we had cash, cash equivalents and short-term marketable securities of $43.7 million, as compared to $20.3 million at April 30, 2003, accounts receivable of $24.5 million, as compared to $12.1 million at April 30, 2003, and deferred revenue of $52.3 million, as compared to $24.3 million at April 30, 2003.

Three Months Ended April 30, 2004 and 2003

Revenues.    Total revenues were $34.8 million for the three months ended April 30, 2004, compared to $18.9 million during the same period a year ago, an increase of $15.9 million, or 84 percent. Subscription and support revenues were $31.1 million, or 89 percent of total revenues, for the three months ended April 30, 2004, compared to $16.9 million, or 89 percent of total revenues, during the same period a year ago. The increase in subscription and support revenues was due primarily to the increase in the number of paying subscribers to approximately 147,000 as of April 30, 2004 from approximately 85,000 as of April 30, 2003. Professional services and other revenues were $3.7 million, or 11 percent of total revenues, for the three months ended April 30, 2004, compared to $2.0 million, or 11 percent of total revenues, for the same period a year ago. The increase in professional services and other revenues was due primarily to the higher demand for services from an increased number of paying subscribers and customers.

Revenues in Europe and Asia Pacific accounted for $6.5 million, or 19 percent of total revenues, during the three months ended April 30, 2004, compared to $2.9 million, or 15 percent of total revenues, during the same period a year ago, an increase of $3.6 million, or 124 percent. The increase in revenues outside of the Americas was the result of our efforts to expand the number of locations around the world where we conduct business and our international selling and marketing activities.

Cost of Revenues.    Cost of revenues was $6.4 million, or 18 percent of total revenues, during the three months ended April 30, 2004, compared to $3.4 million, or 18 percent of total revenues, during the same period a year ago, an increase of $3.0 million. The increase was primarily comprised of an increase of $2.3 million in employee-related costs, substantially all of which was due to the 66 percent increase in the headcount of our professional services organization, an increase of $300,000 in service delivery costs and an increase of $300,000 in allocated expenses. The cost of the additional professional services headcount resulted in cost of professional services and other revenues to be in excess of the related revenue during the three months ended April 30, 2004. We increased the professional services headcount in order to meet the anticipated demand for our consulting and training services as our customer base has expanded.

Research and Development.    Research and development expenses were $2.1 million, or 6 percent of total revenues, during the three months ended April 30, 2004, compared to $1.2 million, or 7 percent of total revenues, during the same period a year ago, an increase of $900,000. The increase was primarily comprised of an increase of $600,000 in employee-related costs. Our research and development headcount increased by 55 percent from the same period a year ago as we added personnel to upgrade and extend our service offerings.

Marketing and Sales.    Marketing and sales expenses were $20.4 million, or 59 percent of total revenues, during the three months ended April 30, 2004, compared to $10.7 million, or 56 percent of total revenues, during the same period a year ago, an increase of $9.7 million. The increase was primarily due to an increase of $8.1 million in employee-related costs, an increase of $600,000 in marketing spending related to new service offerings and an increase of $700,000 in allocated overhead. Of the $8.1 million increase in employee-related costs, $2.1 million was related to the increased amortization expense of deferred commissions. Our marketing and sales headcount increased by 65 percent from the same period a year ago as we hired additional sales personnel to focus on adding new customers and increasing penetration within our existing customer base.

General and Administrative.    General and administrative expenses were $5.6 million, or 16 percent of total revenues, during the three months ended April 30, 2004, compared to $3.6 million, or 19 percent of total revenues, during the same period a year ago, an increase of $2.0 million. The increase was primarily due to an increase of $700,000 in employee-related costs and an increase of $1.3 million in professional and outside service costs. Our general and administrative headcount increased by 31 percent from the same period a year ago as we added personnel to support our growth.

Operating Income.    Operating income during the three months ended April 30, 2004 was $400,000. During the same period a year ago, it was $17,000. The increase was primarily due to the increase in revenues, most of which was re-invested in an effort to expand our business.

Loss from operations outside of the Americas was $100,000 during the three months ended April 30, 2004 and was $700,000 during the same period a year ago. The continued losses outside of the Americas were due to our efforts in expanding the number of locations where we conduct business and expanding our international selling and marketing activities.

Interest Income.    Interest income was $100,000 during the three months ended April 30, 2004 and 2003.

Interest Expense.    Interest expense consists of interest on our capital lease obligations.

Other Income (Expense).    Other income was $20,000 during the three months ended April 30, 2004, compared to other income of $300,000 during the same period a year ago. The decrease was due to the reduction in realized gains on foreign currency transactions.

Provision for Income Taxes.    We recorded a provision for income tax expense of $100,000 for the three months ended April 30, 2004. This provision for income taxes consists of amounts accrued for our estimated fiscal 2005 domestic federal and state income tax liability as well as an estimate of our foreign income tax expense. This provision is based upon our estimated fiscal 2005 income before the provision for income taxes and takes into consideration the utilization of our net operating loss carryforwards. To the extent our estimate of fiscal 2005 income before the provision for income taxes changes, our provision for income taxes will change as well and may take into consideration the utilization of our valuation allowance recorded against our deferred tax assets.

With the exception of fiscal 2004, we have not recorded a provision for income tax expense because we had been generating net losses. Furthermore, we have not recorded an income tax benefit for fiscal 2002 and 2003 primarily due to continued substantial uncertainty regarding our ability to realize our deferred tax assets. Based upon available objective evidence, there has been sufficient uncertainty regarding the ability to realize our deferred tax assets, which warrants a full valuation allowance in our financial statements. Based on our estimates for fiscal 2005 and beyond, we believe the uncertainty regarding the ability to realize our deferred tax assets may diminish to the point where deferred tax assets may be realized. If we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase our income or reduce our loss and increase stockholders’ equity in the quarter when such determination is made.

Minority Interest in Consolidated Joint Venture.    The minority interest expense was $17,000 during the three months ended April 30, 2004 compared to minority interest income of $16,000 during the same period a year ago.

Overview of Results of Operations for the Fiscal Year Ended January 31, 2004

Revenues during fiscal 2004 were $96.0 million, an increase of 88 percent over fiscal 2003. Gross profit during this period was $78.8 million, or 82 percent of total revenues, and operating income was $3.7 million. Operating income included non-cash income of $3.4 million related to the net reduction in accruals associated with office space that we had abandoned in fiscal 2002. Operating income also included non-cash stock-based expense of $4.4 million. During fiscal 2003, we generated gross profit of $40.6 million, or 80 percent of revenues, and incurred an operating loss of $10.5 million. The operating loss during fiscal 2003 included $4.8 million of non-cash stock-based expense.

The increase in revenues was primarily due to increases in the number of subscription customers, international expansion and expansion of our consulting services and training offerings. During fiscal 2004, we continued to invest in our operations and increase revenues. We added sales personnel to focus on adding new customers and increasing penetration within our existing customer base, professional services personnel to support our consulting services and developers to broaden and enhance our on-demand service. With the increase in personnel and international expansion efforts, we also added office space under various operating leases. In addition, we incurred costs associated with corporate governance and regulatory compliance, such as required by the Sarbanes-Oxley Act of 2002. We intend to continue to invest heavily in marketing and sales in order to pursue new customers and expand relationships with existing customers. We also plan to expand our infrastructure, including additional geographically remote disaster recovery services provided by a third-party Web hosting service provider in fiscal 2005, and to continue to invest in research and development activities to upgrade and extend our service offerings.

During fiscal 2004, we generated $21.8 million of cash from operating activities, as compared to $5.2 million of cash from operating activities during fiscal 2003. At January 31, 2004, we had cash, cash equivalents and short-term marketable securities of $35.8 million, accounts receivable of $26.5 million and deferred revenue of $49.7 million.

Fiscal Years Ended January 31, 2004 and 2003

Revenues.    Total revenues were $96.0 million for fiscal 2004, compared to $51.0 million during fiscal 2003, an increase of $45.0 million, or 88 percent. Subscription and support revenues were $85.8 million, or 89 percent of total revenues, for fiscal 2004, compared to $47.7 million, or 93 percent of total revenues, for fiscal 2003. The increase in subscription and support revenues was due primarily to the increase in the number of paying subscribers to approximately 127,000 as of January 31, 2004 from approximately 76,000 as of January 31, 2003. Professional services and other revenues were $10.2 million, or 11 percent of total revenues, for fiscal 2004, compared to $3.3 million, or 7 percent of total revenues, for fiscal 2003. The increase in professional service and other revenues was due primarily to the higher demand for services from an increasing number of paying subscribers and customers.

Revenues in Europe and Asia Pacific accounted for $17.1 million, or 18 percent of total revenues, during fiscal 2004, compared to $7.1 million, or 14 percent of total revenues, during fiscal 2003, an increase of $10.0 million, or 141 percent. The increase in revenues outside of the Americas was the result of our efforts to expand the number of locations around the world where we conduct business and the expansion of our international selling and marketing activities.

Cost of Revenues.    Cost of revenues was $17.3 million, or 18 percent of total revenues, during fiscal 2004, compared to $10.4 million, or 20 percent of total revenues, during fiscal 2003, an increase of $6.9 million. The increase was primarily due to an increase of $5.4 million in employee-related costs, substantially all of which was due to the 53 percent increase in the headcount of our professional services organization, and an increase of $700,000 in service delivery costs. We increased the professional services headcount in order to meet the higher demand for our consulting and training services as our customer base has expanded.

The increase in our gross margin was the result of our ability to leverage our existing infrastructure to serve new customers and paying subscribers.

Research and Development.    Research and development expenses were $7.0 million, or 7 percent of total revenues, during fiscal 2004, compared to $4.6 million, or 9 percent of total revenues, during fiscal 2003, an increase of $2.4 million. The increase was primarily due to an increase of $1.8 million in employee-related costs. Our research and development headcount increased by 57 percent from fiscal 2003 as we added personnel to upgrade and extend our service offerings.

Marketing and Sales.    Marketing and sales expenses were $54.6 million, or 57 percent of total revenues, during fiscal 2004, compared to $33.5 million, or 66 percent of total revenues, during fiscal 2003, an increase of $21.1 million. The increase was primarily due to an increase of $18.0 million in employee-related costs, $1.0 million in increased marketing event costs, $800,000 in payments to partners, and $700,000 in allocated overhead. Of the $18.0 million in increased employee-related costs, $6.6 million was related to sales commissions. Our marketing and sales headcount increased by 42 percent from fiscal 2003 as we hired additional sales personnel to focus on adding new customers and increasing penetration within our existing customer base.

General and Administrative.    General and administrative expenses were $16.9 million, or 18 percent of total revenues, during fiscal 2004, compared to $13.0 million, or 26 percent of total revenues, during fiscal 2003, an increase of $3.9 million. The increase was primarily due to an increase of $3.0 million in employee-related costs and an increase of $900,000 in professional and outside service costs. Our general and administrative headcount increased by 29 percent from fiscal 2003 as we added personnel to support our growth.

Lease Recovery.    In December 2001, we abandoned excess office space in San Francisco, California and recorded a $7.7 million charge in the fourth quarter of fiscal 2002 pertaining to the estimated future net obligations under the non-cancelable lease. Since the space was not leased to a subtenant, there were no immediate cash savings from the abandonment.

In August 2003, we entered into an agreement, releasing us from future obligations for some of the space abandoned, in connection with the landlord’s lease of this space to another tenant. Accordingly, we recorded a $4.3 million credit to reflect the reversal of the remaining accrued liability that was directly associated with this space. During the fourth quarter of fiscal 2004, we recorded an additional accrual of $900,000 related to the remaining 5,000 square feet of abandoned office space in San Francisco. This additional accrual resulted from a revision of our estimates of the timing and amount of projected subtenant income based on difficulties in subleasing the remaining space.

Operating Income (Loss).    Operating income during fiscal 2004 was $3.7 million and included the $3.4 million lease recovery described above. The operating loss during fiscal 2003 was $10.5 million. The increase in operating income was primarily due to a $45.0 million increase in revenues, most of which was re-invested in an effort to expand our business.

Loss from operations outside of the Americas was $1.1 million during fiscal 2004 and was $3.8 million during fiscal 2003. The continued losses outside of the Americas were due to our efforts in expanding the number of locations where we conduct business and expanding our international selling and marketing activities.

Interest Income.    Interest income consists of investment income on cash and marketable securities balances and interest income on outstanding loans made to individuals who early exercised their stock options. Interest income was $400,000 during fiscal 2004, compared to $500,000 during fiscal 2003, a decrease of $100,000. The decrease was primarily due to declining interest rates and the mix of marketable securities investments, substantially offset by higher cash and marketable securities balances.

Interest Expense.    Interest expense consists of interest on our capital lease obligations.

Other Income.    Other income was $200,000 during fiscal 2004, compared to other income of $100,000 during fiscal 2003. The increase of $100,000 was due to realized gains on foreign currency transactions.

Provision for Income Taxes.    The provision for income taxes of $500,000 during fiscal 2004 represented federal alternative minimum taxes of $200,000, and various state income taxes and foreign withholding taxes of $300,000.

Our deferred tax asset balance at January 31, 2004 was $19.7 million and was fully offset by a valuation allowance of the same amount due to uncertainties regarding realization of the deferred tax asset balance. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase our net income or reduce our net loss and increase stockholders’ equity in the quarter when such determination is made.

Minority Interest in Consolidated Joint Venture.    The minority interest expense was $200,000 during fiscal 2004 compared to minority interest income of $300,000 during fiscal 2003.

Fiscal Years Ended January 31, 2003 and 2002

Revenues.    Total revenues were $51.0 million in fiscal 2003 compared to $22.4 million in fiscal 2002, an increase of $28.6 million, or 128 percent. Subscription and support revenues were $47.7 million, or 93 percent of total revenues, in fiscal 2003, compared to $21.5 million, or 96 percent of total revenues, during fiscal 2002. The increase in subscription and support revenues was due primarily to the increase in the number of paying subscribers to approximately 76,000 as of January 31, 2003 from approximately 53,000 as of January 31, 2002. During fiscal 2003, we began offering consulting services. The growth in the number of paying subscribers and customers increased demand for our consulting, support and training services. Professional services and other revenues were $3.3 million, or 7 percent of total revenues in fiscal 2003, compared to $900,000, or 4 percent of total revenues, in fiscal 2002.

Revenues in Europe and Asia Pacific accounted for $7.1 million, or 14 percent of total revenues, in fiscal 2003, compared to $2.1 million, or 9 percent of total revenues, in fiscal 2002, an increase of $5.0 million, or 238 percent. The increase in revenues outside of the Americas was the result of our efforts to expand the number of locations around the world where we conduct business and the expansion of our international selling and marketing activities.

Cost of Revenues.    Cost of revenues was $10.4 million, or 20 percent of total revenues, in fiscal 2003, compared to $6.0 million, or 27 percent of total revenues, in fiscal 2002, an increase of $4.4 million. The increase was primarily due to an increase of $2.2 million in employee-related costs, $1.9 million of which resulted from the hiring of employees for our consulting services, and increases of $1.2 million in service delivery costs, $400,000 in allocated overhead and $300,000 in depreciation and amortization expense. We increased the professional services headcount in order to provide the increased number of customers with consulting services and training that were complementary to their subscription service.

Research and Development.    Research and development expenses were $4.6 million, or 9 percent of total revenues, in fiscal 2003, compared to $5.3 million, or 24 percent of total revenues, in fiscal 2002, a decrease of $700,000. The decrease was primarily due to reductions of $200,000 in employee-related costs and $200,000 in allocated overhead because of a lower proportion of research and development headcount to our total headcount and an increase of $200,000 in the capitalization of development costs.

Marketing and Sales.    Marketing and sales expenses were $33.5 million, or 66 percent of total revenues, in fiscal 2003, compared to $24.6 million, or 110 percent of total revenues, in fiscal 2002, an increase of $8.9 million. The increase was primarily due to an increase of $10.3 million in employee-related costs and commission expense and an increase of $200,000 in allocated overhead, offset in part by $2.4 million of lower advertising spending. Our marketing and sales headcount increased by 160 percent from the same period a year ago as we hired additional sales personnel to focus on adding new customers and increasing the number of paying subscribers within our existing customer base.

General and Administrative.    General and administrative expenses were $13.0 million, or 26 percent of total revenues, in fiscal 2003, compared to $8.3 million, or 37 percent of total revenues, in fiscal 2002, an increase of $4.7 million. The increase was due primarily to an increase of $1.9 million in employee-related costs, $1.2 million in increased professional and outside service costs and $400,000 in depreciation expense. Our general and administrative headcount increased by 158 percent from the same period a year ago as we added personnel to support our growth.

Operating Loss.    The operating loss during fiscal 2003 was $10.5 million and the operating loss during fiscal 2002 was $29.5 million, of which $7.7 million was attributable to the abandonment of leased office space. The smaller operating loss during fiscal 2003 was primarily due to a $28.6 million increase in revenues, most of which was re-invested in an effort to expand our business.

Loss from operations outside of the Americas was $3.8 million during fiscal 2003 and was $3.3 million during fiscal 2002. The continued losses outside of the Americas were due to expanding the number of locations where we conduct business and expanding our international selling and marketing activities.

Interest Income.    Interest income was $500,000 in fiscal 2003 compared to $800,000 in fiscal 2002, a decrease of $300,000. The decrease was primarily due to declining interest rates, partially offset by higher cash and marketable securities balances.

Interest Expense.    Interest expense associated with our capital lease obligations was $100,000 in fiscal 2003 compared to $300,000 in fiscal 2002.

Other Income (Expense).    Other income was $100,000 in fiscal 2003 and consisted primarily of realized gains on foreign currency transactions.

Minority Interest in Consolidated Joint Venture.    The minority interest income was $300,000 in fiscal 2003 compared to $400,000 in fiscal 2002.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters, as well as the percentage of total revenues for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended
	Apr. 30, 2002	Jul. 31, 2002	Oct. 31, 2002	Jan. 31, 2003	Apr. 30, 2003	Jul. 31, 2003	Oct. 31, 2003	Jan. 31, 2004	Apr. 30, 2004
	(unaudited)
	(in thousands)
Revenues:
Subscription and support	$8,810	$11,275	$12,937	$14,634	$16,922	$19,592	$22,480	$26,802	$31,116
Professional services and other	541	608	1,254	932	1,991	2,031	2,954	3,251	3,723

Total revenues	9,351	11,883	14,191	15,566	18,913	21,623	25,434	30,053	34,839

Cost of revenues:
Subscription and support	1,451	1,517	2,352	1,879	1,597	1,819	2,143	2,223	2,282
Professional services and other	292	635	859	1,378	1,758	2,009	2,525	3,199	4,081

Total cost of revenues	1,743	2,152	3,211	3,257	3,355	3,828	4,668	5,422	6,363

Gross profit	7,608	9,731	10,980	12,309	15,558	17,795	20,766	24,631	28,476
Operating expenses:
Research and development	1,075	1,173	1,105	1,295	1,240	1,685	1,880	2,157	2,127
Marketing and sales	5,975	7,413	10,039	10,095	10,656	12,205	14,597	17,142	20,415
General and administrative	2,192	2,531	4,709	3,526	3,645	3,771	4,320	5,179	5,573
Lease abandonment (recovery)	—	—	—	—	—	—	(4,342)	897	—

Total operating expenses	9,242	11,117	15,853	14,916	15,541	17,661	16,455	25,375	28,115
(Loss) income from operations	(1,634)	(1,386)	(4,873)	(2,607)	17	134	4,311	(744)	361
Interest income	114	142	129	86	78	91	89	121	144
Interest expense	(25)	(26)	(15)	(11)	(9)	(6)	(5)	(2)	(1)
Other income (expense)	(60)	67	(137)	228	315	(70)	(38)	(43)	20

(Loss) income before provision for income taxes and minority interest	(1,605)	(1,203)	(4,896)	(2,304)	401	149	4,357	(668)	524
Provision for income taxes	—	—	—	—	49	22	455	15	70

(Loss) income before minority interest	(1,605)	(1,203)	(4,896)	(2,304)	352	127	3,902	(683)	454
Minority interest in consolidated joint venture	43	77	55	117	16	(5)	(113)	(82)	(17)

Net (loss) income	$(1,562)	$(1,126)	$(4,841)	$(2,187)	$368	$122	$3,789	$(765)	$437

As a percentage of total revenues:

	Quarter Ended
	Apr. 30, 2002	Jul. 31, 2002	Oct. 31, 2002	Jan. 31, 2003	Apr. 30, 2003	Jul. 31, 2003	Oct. 31, 2003	Jan. 31, 2004	Apr. 30, 2004
	(unaudited)
Revenues:
Subscription and support	94%	95%	91%	94%	89%	91%	88%	89%	89%
Professional services and other	6	5	9	6	11	9	12	11	11

Total revenues	100	100	100	100	100	100	100	100	100

Cost of revenues:
Subscription and support	16	12	17	12	8	8	8	7	6
Professional services and other	3	6	6	9	10	10	10	11	12

Total cost of revenues	19	18	23	21	18	18	18	18	18

Gross profit	81	82	77	79	82	82	82	82	82
Operating expenses:
Research and development	11	10	8	8	7	8	8	7	6
Marketing and sales	64	62	70	65	56	56	57	57	59
General and administrative	24	21	33	23	19	17	17	17	16
Lease abandonment (recovery)	—	—	—	—	—	—	(17)	3	—

Total operating expenses	99	93	111	96	82	81	65	84	81
(Loss) income from operations	(18)	(11)	(34)	(17)	—	1	17	(2)	1
Interest income	1	1	1	1	1	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—	—
Other income (expense)	—	—	(1)	1	1	—	—	—	—

(Loss) income before provision for income taxes and minority interest	(17)	(10)	(34)	(15)	2	1	17	(2)	1
Provision for income taxes	—	—	—	—	—	—	(2)	—	—

(Loss) income before minority interest	(17)	(10)	(34)	(15)	2	1	15	(2)	1
Minority interest in consolidated joint venture	—	1	—	1	—	—	—	(1)	—

Net (loss) income	(17)%	(9)%	(34)%	(14)%	2%	1%	15%	(3)%	1%

Revenues increased sequentially in each of the quarters presented, due to increases in the number of subscription customers, international expansion and the expansion of our consulting services and training offerings. The 106 percent increase in professional services and other revenues for the quarter ended October 31, 2002 over the preceding quarter reflected the formal introduction of our consulting services operation over the second and third quarters of fiscal 2003 and continued growth in the size of our customer base.

Gross profit in absolute dollars also generally increased sequentially for the quarters presented due primarily to revenue growth. As a percentage of total revenues, gross profits remained constant at 82 percent during the five most recent quarters presented. The $800,000 increase in cost of subscription and support revenues for the quarter ended October 31, 2002 over the preceding quarter was primarily due to investments made to improve the delivery of our on-demand service. The $300,000 decrease in cost of subscription and support revenues for the quarter ended April 30, 2003 over the preceding quarter was primarily the result of our ability to leverage our infrastructure to serve new customers and paying subscribers. The $900,000 increase in cost of professional services and other for the quarter ended April 30, 2004 over the preceding quarter was primarily the result of hiring additional professional services personnel to support the anticipated demand for consulting services.

Operating expenses in total have fluctuated between quarters due to the timing of employee-related spending, new on-demand application service offerings and marketing events. For example, marketing and sales expenses for the quarter ended October 31, 2002 increased by $2.6 million over the preceding quarter, primarily due to the hiring of additional sales personnel. General and administrative expenses for the quarter ended October 31, 2002 increased by $2.2 million over the preceding quarter primarily due to stock compensation expenses associated with warrants that we issued and the costs associated with hiring additional staff. Additionally, operating income for the quarter ended October 31, 2003 included non-cash income of $4.3 million related to the release of future obligations associated with office space that we abandoned in fiscal 2002.

Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	the renewal rates for our service;

•	changes in our pricing policies;

•	the introduction of new features to our service;

•	the rate of expansion and effectiveness of our sales force;

•	the length of the sales cycle for our service;

•	new product and service introductions by our competitors;

•	seasonality in our markets;

•	our success in selling our service to large enterprises;

•	variations in the mix of editions of our service;

•	technical difficulties or interruptions in our service;

•	general economic conditions in our geographic markets;

•	additional investment in our service or operations; and

•	regulatory compliance costs.

The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

At April 30, 2004, our principal sources of liquidity were cash, cash equivalents and short-term marketable securities totaling $43.7 million and accounts receivable of $24.5 million.

From our inception in February 1999 through the end of fiscal 2002, we funded our operations primarily through issuances of convertible preferred stock, which provided us with aggregate net proceeds of $61.1 million. For the past several quarters, we have funded our operations through cash flow generated by the operating activities of our business.

Net cash provided by operating activities was $5.2 million during fiscal 2003, $21.8 million during fiscal 2004 and $6.7 million during the three months ended April 30, 2004. These amounts compare favorably to the operating cash deficit of $13.2 million during fiscal 2002. The improvement in cash flow was due primarily to the increased number of paying subscribers to our service. Cash provided by or used in operating activities has historically been affected by sales of subscriptions, support and professional services, changes in working capital accounts, particularly increases in deferred revenue, and add-backs of non-cash expense items such as depreciation and amortization and the expense associated with stock-based awards.

Net cash used in investing activities was $700,000 during fiscal 2002, $9.6 million during fiscal 2003, $21.1 million during fiscal 2004 and $13.1 million during the three months ended April 30, 2004. These amounts primarily related to the investment of excess cash in high quality, investment grade fixed income securities and capital expenditures associated with computer equipment and furniture and fixtures in support of expanding our infrastructure and work force.

Net cash provided by financing activities was $1.1 million during fiscal 2004 and $1.5 million during the three months ended April 30, 2004, primarily consisting of proceeds from employee stock option exercises. Net cash provided by financing activities was $3.5 million during fiscal 2002 and $1.0 million during fiscal 2003. The proceeds from stock option exercises and from the sale of stock by our Japanese joint venture in these years were offset by principal payments on capital lease obligations and the repurchase of unvested shares of common stock from terminated employees.

During fiscal 2001, we established a $3.5 million letter of credit in favor of our principal office landlord. This letter of credit is collateralized by a certificate of deposit, which is maintained at the granting financial institution, for the same amount. We have reflected this certificate of deposit as restricted cash on our consolidated balance sheet. As of April 30, 2004, the letter of credit was outstanding and, to date, no amounts have been drawn against it. The letter of credit renews annually through December 31, 2010.

In addition, we had two letters of credit outstanding as of April 30, 2004, both of which are collateralized by certificates of deposit totaling $400,000 at the granting financial institution, for the same amount. Both letters of credit have renewal provisions and expire at various dates through June 2006.

We do not have any special purpose entities, and other than operating leases for office space and computer equipment, which are described below, we do not engage in off-balance sheet financing arrangements. Additionally, we currently do not have a bank line of credit.

Our principal commitments consist of obligations under leases for office space, computer equipment and furniture and fixtures. We also have long-term liabilities related primarily to lease abandonments. At January 31, 2004, the future minimum payments under these commitments as well as our long-term liability were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Capital lease obligations	$80	$80	$—	$—	$—
Operating lease obligations	38,715	8,192	12,170	8,343	10,010
Contractual commitments	1,450	1,450	—	—	—
Lease abandonment liabilities and other	2,307	477	804	481	545

Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

We believe our existing cash, cash equivalents and short-term marketable securities and cash provided by operating activities will be sufficient to meet our working capital and capital expenditure needs over the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new services and enhancements to existing services, and the continuing market acceptance of our services. To the extent that funds generated by this public offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British pound, Canadian dollar and Japanese yen. We have a risk management policy that allows us to utilize foreign currency forward and option contracts to manage currency exposures that exist as part of our ongoing business operations. To date, we have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows.

If we were to enter into hedging contracts, the contracts by policy would have maturities of less than three months and settle before the end of each quarterly period. Additionally, by policy we would not enter into any hedging contracts for trading or speculative purposes.

Interest rate sensitivity

We had unrestricted cash, cash equivalents and short-term marketable securities totaling $16.0 million at January 31, 2003, $35.8 million at January 31, 2004 and $43.7 million at April 30, 2004. These amounts were invested primarily in money market funds and high quality, investment grade, variable-rate municipal bonds. The unrestricted cash, cash equivalents and short-term marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

BUSINESS

Overview

Salesforce.com is the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand, according to a March 2004 report by Forrester Research, Inc. We provide a comprehensive customer relationship management, or CRM, service to businesses of all sizes and industries worldwide. By designing and developing our service to be a low-cost, easy-to-use application that is delivered through a standard Web browser, we substantially reduce many of the traditional expenses and complexities of enterprise software implementations. As a result, our customers incur less risk and lower upfront costs. Our service helps customers more effectively manage critical operations including: sales force automation; customer service and support; marketing automation; document management; analytics; and custom application development. We market our service to businesses on a subscription basis, primarily through our direct sales efforts and also indirectly through partners. From the introduction of our service in February 2000 through April 30, 2004, our customer base had grown to approximately 9,800, and these customers had purchased an aggregate of over 147,000 paying subscriptions in approximately 65 countries. We define paying subscriptions as unique user accounts, purchased by customers for use by their employees and other customer-authorized users, that have not been suspended for non-payment.

Industry Background

The Enterprise Application Software Market

Advances in computing and communications technology have enabled businesses to automate and improve their basic business processes. Many businesses have purchased, built and deployed a wide range of enterprise software applications in such areas as enterprise resource planning, or ERP, and CRM. While technology improvements have brought increased processing power and functionality to enterprise software applications, businesses have been challenged to realize the benefits of these applications for a variety of reasons, including the following:

•	Difficulty of deployment. The increasing number and complexity of applications, operating systems, networks and computer systems have made it difficult and time consuming for businesses to implement and use enterprise software applications.

•	High cost of ownership. Enterprise software applications carry a high total cost of ownership. Customers must make significant investments, both initially and on an ongoing basis, in applications and IT infrastructure, including computer systems, networks, software licenses and maintenance. Additionally, customers typically must employ costly IT staff and consultants to deploy, integrate, customize, support, administer and upgrade these applications.

In an attempt to address these challenges, many enterprise software application vendors have adapted their products to be accessible over the Internet. However, as these products were not originally designed to be delivered over the Internet as a service, they have failed to address these challenges. In addition, because they are not easy-to-use, users have been hesitant to adopt these complex, non-intuitive applications.

Emergence of On-Demand Application Services

The pervasiveness of the Internet, along with the dramatic declines in the pricing of computing technology and network bandwidth, have enabled a new generation of enterprise computing in which substantial components of IT infrastructure can be provisioned and delivered dynamically on an outsourced basis. This new computing paradigm is sometimes referred to as utility computing, while the outsourced software applications are referred to as on-demand application services. On-demand application services enable businesses to subscribe to a wide variety of application services that are developed specifically for, and delivered over, the Internet on an as-needed basis with little or no implementation services required and without the need to install and manage third-party software in-house.

Key attributes of successful on-demand application services include:

•	a fully outsourced service accessible over the Internet;

•	rapid and simple deployment, configuration and training;

•	a comprehensive set of application features;

•	a scalable, secure and reliable application architecture that can economically support tens of thousands of customers simultaneously;

•	the ability to integrate with businesses’ existing third-party and internally developed enterprise applications and databases; and

•	the ability to tailor the appearance, policy settings, workflow and other characteristics of the service to meet the needs of a diverse customer base.

On-demand application services contrast with the traditional enterprise software model, which requires each customer to install, configure, manage and maintain the hardware, software and network services to implement the software application in-house. Enterprise software vendors must maintain support for numerous legacy versions of their software and compatibility with a wide array of hardware devices and operating environments. These services also contrast with solutions offered by first-generation application service providers, commonly referred to as ASPs, which host third-party enterprise applications on behalf of their customers. Since these ASPs are deploying traditional third-party software applications with each customer typically running on a separate instance, or copy, of the software, ASPs remain challenged by the time and expense problems associated with purchasing, implementing, integrating, maintaining and supporting these applications. Additionally, because ASP hosting typically involves the installation of one dedicated server or set of servers to support a small number of customers, ASPs are challenged to cost-effectively scale to support a larger customer base.

We believe the shift to on-demand application services will provide significant benefits by reducing the risks and lowering the costs of purchasing and deploying information technology resources, managing software and hardware upgrades, and hiring expensive IT personnel to maintain applications. As a result, we believe the emergence of on-demand application services will bring about a fundamental transformation in the enterprise software industry as businesses will be able to replace their purchased software with subscriptions to a wide range of application services. The market for on-demand application services is projected to grow from $425 million in 2002 to $2.6 billion in 2007, which represents a compounded annual growth rate of 44 percent, according to a May 2003 IDC report.

The Opportunity for On-Demand CRM Application Services

One category of enterprise software applications in which businesses have made significant investments is CRM. CRM software is intended to enable businesses to automate three key functional areas: sales, customer service and support, and marketing. The objective of CRM is to improve interactions with customers by providing a means for managing, accessing and analyzing information regarding all aspects of a company’s interactions with its customers. In 2002, the market for CRM software was approximately $7.1 billion, according to a July 2003 IDC report.

The difficulties that companies have faced in deploying and maintaining enterprise software applications in general are particularly relevant to CRM. Despite the significant potential benefits that can be attained from CRM, many enterprises have failed to successfully deploy the CRM software they have purchased.

In a December 2002 study by AMR Research, an independent market research firm, AMR Research interviewed 80 of the top 12 CRM vendors’ premier reference accounts as identified by AMR Research. According to a June 2003 report by AMR Research referencing this study, 12 percent of CRM projects failed to ever be implemented, usually for technical reasons. An additional 47 percent of projects had significant end-user adoption problems even though the projects were successful from a technical implementation standpoint. Finally, another 25 percent of projects met technical and user standards but did not provide value because they were either only as good as the replaced systems or the benefits were difficult to define.

We believe that traditional CRM applications have generally suffered from the following challenges:

•	Low deployment rates and low user adoption. Customers have been reluctant to deploy traditional CRM applications because of the complexity involved in implementing them and because end users have not been willing to invest the considerable time and effort required to learn to use traditional CRM applications.

•	Lack of ubiquitous access. Given the mobility and geographic diversity of most enterprise sales organizations, ubiquitous access to customer information and application functionality is critical to the effectiveness of CRM applications. As enterprise CRM software application functionality has not been available or has been difficult to access over the Internet and through laptops, PDAs and wireless devices, full realization of the benefits of sharing access to information and resources has been hindered.

•	Low return on investment. The cost, time and effort required to implement an enterprise CRM application, combined with low user adoption, have made it difficult for companies to quickly, or ever, realize the benefits of their investment.

•	Inability to serve all businesses. Many small and medium-sized businesses seeking the benefits of CRM have been unable to afford the costs associated with traditional enterprise software applications.

We believe that the CRM market is one of the first markets to benefit from the new on-demand application services delivery model. As a result of the high total cost of ownership, low deployment and usage rates, and poor return on investment of traditional CRM software, we believe that businesses are especially open to a new delivery model for CRM. The emergence of on-demand application services, combined with the deficiencies associated with traditional CRM software applications, have created an opportunity for a vendor that can provide on-demand CRM application services that have been specifically designed and built to be delivered over the Internet.

Our Solution

We are the leading provider of on-demand CRM delivered over the Internet as an application service, helping companies better track and manage their sales, customer service and support, and marketing operations. We provide our service to businesses through our proprietary, scalable and secure multi-tenant application architecture, which allows us to serve large numbers of customers cost-effectively by leveraging a single instance of our application for multiple customers. By subscribing to our service, our customers do not have to make large and risky upfront investments in software, additional hardware, extensive implementation services, and additional IT staff. As a result, our service enables businesses to achieve higher productivity from, and a lower total cost of ownership for, their CRM solutions.

Key advantages of our solution include:

•	Rapid deployment. Our service can be deployed rapidly and provisioned easily, since our customers do not have to spend time installing or maintaining the servers, networking equipment, security products or other infrastructure hardware and software necessary to ensure a scalable and reliable service. We believe the average time that a customer requires to deploy our service is significantly shorter than typical traditional CRM software deployments. We also offer complementary consulting and training services to assist customers in rapidly deploying and optimizing their use of our service.

•	Enable high levels of user adoption. We have designed our service to be easy-to-use and intuitive. Since our service contains many tools and features recognizable to users of popular websites such as those of Amazon.com, eBay and Yahoo!, it has a more familiar interface than typical CRM enterprise applications. As a result, our users do not require substantial training on how to use and benefit from our service. We conduct extensive surveys of our users to gauge their experiences with our service so that we may determine potential areas of improvement. In addition, because of the nature of our service, we receive automatic feedback as to which features customers use.

•	Lower total cost of ownership. We enable customers to achieve significant savings relative to the traditional enterprise software model. Our service enables customers to automate sales, customer service and support and marketing processes without having to make large and risky upfront investments in software, hardware, implementation services and additional IT staff. In addition, because all upgrades are implemented by us on our servers they automatically become part of our service and therefore benefit all of our customers immediately.

•	Extensive features, functionality and configurability. We offer a comprehensive array of CRM features that meet the needs of businesses of any size. Our service supports the three key functional areas within CRM—sales, customer service and support and marketing automation. We also offer additional functionality such as file and document management capabilities, which enable businesses to centralize the storage and retrieval of customer-related documents. Furthermore, most features of our service can be accessed through a variety of devices, including laptop computers, PDAs and wireless devices. For example, we offer an offline version of our service that can be used on any PC or laptop and a wireless version for mobile access via wireless devices. Finally, our service is highly configurable, enabling our customers to tailor its appearance, policy settings, language, workflow and other characteristics without the use of significant IT resources or consultants.

•	Secure, scalable and reliable delivery platform. The delivery platform for our service has been designed to provide our customers with high levels of reliability, performance and security. The IT systems within our data center have fail-over redundancy. We have built a comprehensive security infrastructure, including firewalls, intrusion detection systems and encryption for transmissions over the Internet, which we monitor and test on a regular basis. We built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably and cost-effectively to tens of thousands of customers and millions of users. Our multi-tenant application architecture maintains the integrity and separation of customer data while still permitting all customers to use the same application functionality simultaneously. Our architecture also enables us to segment access privileges across our user base.

•	Ease of integration. Our platform is designed to enable IT professionals to integrate our service with existing applications quickly and seamlessly. Our sforce platform provides a set of APIs that enable customers and independent developers to integrate our service with existing third-party, custom and legacy applications and write their own application services that integrate with our service. For example, many of our customers use the sforce APIs to move customer-related data from custom-developed and legacy applications into our service on a periodic basis to provide greater visibility into their activities. In addition, through our relationship with TIBCO Software, our salesforce.com Integration Server enables our customers to quickly integrate their existing software applications with our service using custom-built connectors.

Our Strategy

Our objective is to be the leading provider of on-demand application services for businesses worldwide. Key elements of our strategy include:

•	Continue to lead the industry transformation to on-demand application services. We believe that the market transformation to on-demand application services enabled by utility computing is an emerging trend in the technology industry. We believe we have established a leadership position in this new industry both as a successful vendor of on-demand application services and also as a key thought leader helping to define the architecture and vision of utility computing. We seek to extend our leadership position in this industry by continuing to innovate and bring new on-demand application services and value-added technologies to market.

•	Strengthen and extend our service offering. We designed our service to easily accommodate new features and functions as well as the release of entirely new application services. For example, while our service in 2000 offered only sales force automation functionality, by 2002 we had added marketing automation and customer support functionality. More recently, we added file and document management capabilities and enhanced analytics tools to enable businesses to track and analyze data to better understand the health of their customer relationships. We intend to continue to add CRM features and functionality to our service that we will make available to customers at no additional charge. For example, in our most recent release, we added contract management, dashboards and workflow automation. We may also offer advanced modules for an additional subscription fee to customers that require enhanced CRM capabilities. In addition to accommodating new CRM features, we believe that our technology infrastructure is able to support entirely different, non-CRM application capabilities.

•	Pursue new customers and new territories aggressively. We believe that our on-demand CRM application service provides significant value for businesses of any size, from small businesses to the largest Fortune 500 corporations. As a result, we will continue to aggressively target businesses of all sizes, primarily through our direct sales force. We have steadily increased and plan to continue to increase the number of direct sales professionals we employ, and we intend to develop additional distribution channels for our service. We have created several editions of our service to address the distinct requirements of businesses of different sizes. We also believe that there is a substantial market opportunity for our service outside of North America. We plan to continue to aggressively market to customers outside of North America by recruiting local sales and support professionals, building partnerships that help us add customers in these regions and increasing the number of languages we support. As of April 30, 2004, we offered our service in 11 languages and had paying subscriptions in approximately 65 countries.

•	Deepen relationships with our existing customer base. We believe there is significant opportunity to leverage our relationships with existing customers. We seek to attract more users from existing customers by targeting additional functional areas and business units within the customer organization, pursuing enterprise-wide deployments and providing consulting offerings that are complementary to our service. In addition, by continuously enhancing the functionality of our service, we believe that customers will find more uses for our service and therefore purchase additional subscriptions, continue to renew their existing subscriptions and upgrade to more fully featured versions such as our Enterprise Edition.

•	Encourage the development of third-party applications on our sforce platform. Our sforce platform enables existing customers and third-party developers to develop and deliver applications complementary to our core service offering. Sforce enhances the attractiveness of our service, particularly to enterprise customers, by enabling them to accelerate the integration of our service with their existing applications. We plan to continue to augment the sforce tools and services we provide to developers and foster their development of new applications.

The salesforce.com Service

We provide a comprehensive array of on-demand CRM application services for businesses of all sizes and industries worldwide. These services enable companies and individuals to systematically record, store and act upon customer data, helping businesses manage their customer accounts, track sales leads, evaluate marketing campaigns and provide post-sales service. We also enable companies to generate reports and summaries of this data and share them with authorized employees across functional areas. CRM includes sales, customer service and support and marketing automation:

•	Sales force automation enables salespeople to be more productive by automating manual and repetitive tasks and providing them with better, more organized data about their current and prospective customers. It permits companies to establish a system and a process for recording, tracking and sharing information about sales opportunities, sales leads, sales forecasts, the sales process and closed business.

•	Customer service and support automation allows companies to interact better, more efficiently and professionally with their existing customers in a variety of areas, such as requests for repairs, advice about products and services, complaints about faulty goods, warranty management and the need for additional goods and services.

•	Marketing automation enables companies to manage marketing campaigns from initiation through the development of leads that are passed to the sales team and enables them to determine the effectiveness of each campaign by quantifying the revenue generated as a result of specific marketing activities.

We offer three principal editions of our service: Enterprise Edition, Professional Edition and Team Edition.

Enterprise Edition.    Enterprise Edition is our most fully featured service offering and is targeted primarily at large companies that have several different divisions or departments. It includes many administrative features that are particularly useful to large companies, such as workflow, the ability to customize views for different departments and a set of controls that allows a system administrator to designate which users have access and modification rights to the different types of information within the system. It also includes a Web services-standard XML API that enables companies to readily integrate our CRM service with ERP applications, Web services and other data sources and a weekly export service that permits a customer to download all data input by users into the service in a machine-readable format. It also includes our offline and wireless features that permit users to access information through laptops, PDAs and wireless devices.

Professional Edition.    Professional Edition is targeted primarily at medium-sized and large businesses that need a robust CRM solution but do not need some of the more advanced administrative features and integration capabilities of Enterprise Edition. The offline and selected other features of Enterprise Edition that are not included in Professional Edition are available to Professional Edition customers for an additional charge.

Team Edition.    Team Edition is targeted primarily at small businesses that seek a robust sales force automation solution without the more sophisticated features that are required by larger companies, such as integration, analytics and workflow. Team Edition includes sales force automation and case management but does not include customer service and support or marketing automation features.

Enterprise Edition, Professional Edition and Team Edition offer customizable fields and pick lists, customizable reports and customizable list views. Enterprise Edition and Professional Edition also offer multi-language support and multi-currency support. The amount of storage offered for each edition also varies. We derived more than 90 percent of our revenues in fiscal 2002 and 2003 and 89 percent of our revenues in fiscal 2004 and the three months ended April 30, 2004 from subscriptions to and support for our service.

The following table summarizes the functionality provided in each of our three principal editions.

Feature	Enterprise Edition	Professional Edition	Team Edition
Account Management	✓	✓	✓
Contact Management	✓	✓	✓
Opportunity Management	✓	✓	✓
Case Management	✓	✓	✓
Activity Management	✓	✓	✓
Email Templates	✓	✓	✓
MS Office Integration	✓	✓	✓
MS Outlook Integration	✓	✓	✓
Palm Synchronization	✓	✓	✓
Reports	✓	✓	✓
Analytics	✓	✓
Forecasting	✓	✓
Lead Management	✓	✓
Mass Email	✓	✓
Advanced Case Management	✓	✓
Solution Management	✓	✓
Record-based Security	✓	✓
Multi-currency Support	✓	✓
Documents and Attachments	✓	✓
Campaigns	✓	Available
Offline	✓	Available
Wireless	✓	Available
Weekly Data Export	✓	Available
Product and Annuity Forecasting	✓	Available
Sforce (Web services API)	✓
Multiple Business Processes	✓
Self-service Customer Portal	✓
Multi-department Customization	✓

“Available” means available for an additional charge.

Our offline functionality enables users to readily access and use key account, contact, opportunity and other information when traveling or otherwise when an Internet connection is not readily accessible. Users access the offline functionality using a browser and the same user interface as our online editions.

We also offer wireless functionality that enables access to a subset of a user’s data through a variety of devices, including the RIM BlackBerry, Pocket PC and Palm operating system-based wireless devices and WAP-enabled mobile phones. Our wireless functionality permits interaction with our service both through free-form text queries and through a graphical user interface.

As part of our marketing programs, we recently released our Personal Edition service which includes a contact management database and several other features that are useful to individual sales representatives and others who need a centralized way to organize contact data and access that data over the Internet. It is intended for use by a single user and is currently available at no charge. In addition, we offer a service called Developer Edition, currently at no charge, to developers and others interested in building applications on our sforce platform.

Professional Services

We offer a range of professional services, principally consulting and implementation services and training, that complement our on-demand application service.

Consulting and Implementation Services

We offer consulting and implementation services to our customers to facilitate the adoption of our on-demand CRM application service. Consulting services consist of services such as business process mapping, project management services and guidance on best practices in using our service. Implementation services include systems integration, configuration and data conversion. Our typical consulting and implementation engagements are generally billed on a time and materials basis.

Training

We offer a number of in-person and online educational classes that address topics such as implementing, using and administering our service. We also offer classes for administrators, users and partners who implement our service on behalf of our customers. Our typical in-person training courses are billed on a per person, per class basis.

Sforce

In June 2003, we introduced sforce, a Web services-based API platform that enables third parties, including customers and independent software vendors, or ISVs, to customize tables and page views within our service, more fully integrate a customer’s data in our service with other software applications, extend our service’s CRM functionality with customer-specific business functionality, and permit development of standalone applications that interoperate with our service. Examples of use of the sforce platform include: a customer has used sforce to integrate our service with multiple ERP systems including Oracle financial software and Siebel customer support software; an ISV has used sforce to integrate a customer’s sales force automation and content management data to enhance the usefulness of the professional services management system the ISV has built; and a customer has used sforce to integrate CRM functionality into a custom application for the consumer mortgage industry that the customer intends to market independently. As part of our sforce offering, we have collaborated with IBM, Microsoft, Sun Microsystems, Borland and BEA to make available to the sforce developer community a variety of development tools for building applications upon our platform. We currently do not charge users of our Enterprise Edition a license fee or royalty on sforce or applications developed with sforce.

Technology, Development and Operations

Technology

We believe that our on-demand application service enables us to develop functionality and deliver it to customers more efficiently than traditional enterprise software vendors. We do not provide software that must be written to different hardware, operating system and database platforms, or that depends upon a customer’s unique systems environment. Rather, we have optimized our service to run on a specific database and operating system using the tools and platforms best suited to serve our customers. Performance, functional depth and usability of our service drive our technology decisions and product direction.

We built our service as a highly scalable, multi-tenant application written in Java and Oracle PL/SQL. We use commercially available hardware and a combination of proprietary and commercially available software, including database software from Oracle Corporation, to provide our service. The application server is custom-built and runs on a lightweight Java Servlet and Java Server Pages engine. We have custom-built core services such as database connection pooling and user session management tuned to our specific architecture and environment, allowing us to continue to scale our service. We have combined a stateless environment, in which a user is not bound to a single server but can be routed in the most optimal way to any number of servers, with an advanced data caching layer. Our customers can access the service through any Web browser without installing any software or downloading Java applets or Microsoft ActiveX or .NET controls.

Our service treats all customers as logically separate tenants in central applications and databases. As a result, we are able to spread the cost of delivering our service across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors, even those that have modified their products to be accessible over the Internet. Moreover, we can focus our resources on building new functionality to deliver to our customer base as a whole rather than on maintaining an infrastructure to support each of their distinct applications.

Our service is also flexible. Every page is dynamically rendered for each specific user, including a choice of 11 languages and a number of currencies with dynamic currency conversion support. In addition, our service can display different views of the data based upon a number of factors, including user, department and area of responsibility in the company. Our service also allows customers to create multiple subtypes or subclasses of our business objects and tie views to each record type. This customization extends to the data model of our service, as our service allows customers to extend existing tables in our database as well as create new tables without actually modifying the underlying physical database schema.

We have also developed extensive reporting and analytics functionality in our service that operates on the OLTP database system to provide real-time analysis of the user’s data. While users can customize any report or dashboard in the service, we dynamically tune the database based upon specific attributes of the user, the data model, the data security layer and the specific customizations to each report or dashboard.

Our service is addressable by other applications on the Internet and applications behind our firewall. Through our sforce platform, we allow customers and partners to insert, update, delete and query any information in our service. Our full text search engine, which allows users to perform natural language queries on all the data through a browser, is also exposed as a Web service. We also have mechanisms to protect our service not only from malicious abuse, but also from poorly written applications that put undue strain on the service. Each user session is encrypted and we actively monitor our system to detect intrusion by unauthorized users.

Development

Our research and development efforts are focused on improving and enhancing our existing service offerings as well as developing new proprietary services. In addition, from time to time we supplement our internal research and development activities with outside development resources. Because of our common, multi-tenant application architecture, we are able to provide all of our customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions of our application and are able to maintain relatively low research and development expenses. Our research and development expenses were $5.3 million in fiscal 2002, $4.6 million in fiscal 2003, $7.0 million in fiscal 2004 and $2.1 million during the three months ended April 30, 2004.

Operations

We serve all of our customers and users from a single, third-party Web hosting facility located in Sunnyvale, California, operated by Qwest Communications International Inc. The facility is designed to withstand an earthquake of magnitude 8.0 on the Richter scale, is secured by around-the-clock guards, biometric access screening and escort-controlled access, and is supported by on-site backup generators in the event of a power failure. Our agreement with Qwest provides for Qwest to supply space in its secure facility as well as high bandwidth Internet access, and runs through January 2005. We regularly rotate tapes of customer data out of the facility and store them in a secure location in the event of data loss at the facility.

We continuously monitor the performance of our service. The monitoring features we have built or licensed include centralized performance consoles, automated load distribution and various self-diagnostic tools and programs. We have entered into service level agreements with a small number of our customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their agreements in the event that we fail to meet those levels. Through April 30, 2004, we have recorded a provision of $100,000 for potential credits and no customer has terminated its agreement pursuant to any service level agreement provisions.

Currently, we have an agreement with SunGard Data Systems, a provider of availability services, to provide access to a geographically remote disaster recovery facility that would provide access to hardware, software and Internet connectivity in the event the Qwest facility becomes unavailable. Even with this disaster recovery arrangement, however, our service would be interrupted during the transition. The arrangement with SunGard serves as our primary backup facility and is designed to support our service for all customers. We are in the process of obtaining additional rapid recovery services from a third-party vendor. These services would be designed to minimize the interruption during any transition to a remote disaster recovery facility.

Customers

As of April 30, 2004, our customer base had grown to approximately 9,800, and these customers had purchased an aggregate of over 147,000 paying subscriptions for use by their employees and other customer-authorized users in approximately 65 countries.

We believe that during fiscal 2004, we generated approximately 40 percent of our revenues from small businesses (companies with fewer than 200 employees), 30 percent of our revenues from medium-size businesses (200 or more employees and up to $500 million in annual revenues), and 30 percent of our revenues from large businesses (over $500 million in annual revenues). The number of paying subscribers at each of our customers ranges from one to more than 2,000.

Representative Customers

The following table lists our five largest customers by revenue for fiscal 2004 in a variety of different industries:

Business Services	Consumer Services	Financial
Automatic Data Processing, Inc. Charter Business Networks Paymentech, L.P. Scottish Development International Spherion Pacific Enterprises LLC	Cendant Car Rental Group, Inc. Homestore.com, Inc. Kinko’s, Inc. Le Meridien Hotels & Resorts Limited Olan Mills, Inc.	Fidelity National Financial, Inc. Guaranty Residential Lending, Inc. Harland Financial Solutions, Inc. Mellon Financial Corporation Sun Trust Bank

Healthcare/Pharmaceuticals	Manufacturing	Media/Internet
American Medical Response, Inc. athenahealth, Inc. CIGNA Health Corporation Innovex UK Ltd. MedImpact Healthcare Systems, Inc.	Advanced Micro Devices, Inc. Analog Devices, Inc. Honeywell International Inc. Invensys Systems, Inc. Panduit Corporation	AOL Interactive Marketing DoubleClick Inc. Harris Interactive Inc. Lightpath Technologies Lycos Europe GmbH

Technology	Telecom	Transportation/Logistics
Electronics for Imaging, Inc. Magma Design Automation, Inc. NetScreen Technologies, Inc. Polycom, Inc. SunGard Data Systems Inc.	Cox Business Services, LLC Enterasys Networks, Inc. Genesys S.A. Genesys Telecommunications Laboratories, Inc. Inter-Tel, Incorporated	Eagle Global Logistics Garrett Aviation Intermec Technologies Corporation Neff Corporation SIRVA, Inc.

None of our customers accounted for more than 5 percent of our revenues in fiscal 2002, 2003 or 2004, or in the three months ended April 30, 2004.

Sales, Marketing and Customer Support

We organize our sales and marketing programs by geographic regions, including North America, Europe, Japan, and the Asia Pacific region other than Japan.

Direct Sales

We sell subscriptions to our service primarily through our direct sales force comprised of inside sales, telesales and field sales personnel. Our small business, general business and enterprise account executives and account managers focus their efforts on small, medium-size and large enterprises, respectively. Our account executives are responsible for initial sales to new prospects, while our account managers concentrate on growing pre-existing relationships. Sales representatives in our small business group sell to smaller companies, primarily over the phone. We also have a group that is responsible for generating leads and assisting in sales to large enterprises. We have field sales offices in more than 20 major cities worldwide.

Referral Sales

We have a network of partners who refer customer prospects to us and assist us in selling to them. These include consulting firms, other technology vendors and systems integrators. In return, we typically pay these partners a percentage of the first-year subscription revenue generated by the customers they refer.

Marketing

Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of salesforce.com as a leading provider of on-demand CRM application services. Our marketing programs include a variety of advertising, events, public relations activities and Web-based seminar campaigns targeted at key executives and decision makers within businesses.

Our principal marketing initiatives include:

•	launch events to publicize our service to existing customers and prospects;

•	direct mail and email campaigns;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	cooperative marketing efforts with partners, including Web link exchanges, joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	using our website to offer free trials of our service and to provide product and company information; and

•	advertising in newspapers, CRM trade magazines, management journals and other business-related periodicals.

Customer Service and Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our customer support group handles both general customer inquiries, such as questions about the ordering process or the status of an order or payment, technical questions or questions relating to how to use our service, and is available to customers by telephone or email or over the Web. We offer basic and more advanced classes on how to use, administer and customize our service over the Web free of charge to our customers on a weekly or monthly basis, depending on the class.

We have a comprehensive technical support program to assist our customers in the use of our service and to identify, analyze and solve any problems or issues with our service. The support program includes email support, an online repository of helpful information about our service and shared best practices for implementation and use and telephone support. Telephone support is provided by technical support specialists on our staff, who are extensively trained in the use of our service and who are located at our three global support centers in San Francisco, Dublin and Tokyo. Basic customer support during business hours is available at no charge to customers that purchase our Team Edition, Professional Edition or Enterprise Edition.

International Sales

In fiscal 2003 and 2004, and the three months ended April 30, 2004, we generated approximately 14 percent, 18 percent and 19 percent of our total revenues, respectively, from customers in Europe and Asia Pacific. We expect international markets to provide increased opportunities for our applications and services in the future. Our current international efforts are focused on strengthening our direct sales and marketing presence in Europe and Asia Pacific, and generating more revenues from these regions. We maintain sales offices in 11 countries outside of North America.

Competition

The market for CRM applications, and enterprise business applications generally, is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged CRM software, whose software is installed by the customer directly or hosted by a first generation ASP on the customer’s behalf, and companies offering on-demand CRM applications. We also compete with internally developed applications and face, or expect to face, competition from enterprise software vendors and online service providers who may develop and/or bundle CRM products with their products in the future. Our current principal competitors include:

•	enterprise software application vendors including Amdocs Limited, E.piphany, Inc., IBM Corporation, Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc., SAP AG and Siebel Systems, Inc.;

•	packaged CRM software vendors, some of whom offer hosted services, such as BMC Software Corporation, FrontRange Solutions, Inc., Onyx Software Corp., Pivotal Corporation, which has been acquired by CDC Software Corporation, a subsidiary of chinadotcom corporation, and Sage Group plc;

•	on-demand CRM application service providers such as NetSuite, Inc., RightNow Technologies, Inc. and Salesnet, Inc.; and

•	enterprise application service providers including British Telecom, Corio, Inc. and IBM.

We believe the principal competitive factors in our market include the following:

•	speed and ease of implementation;

•	ease of use and rates of user adoption;

•	low total cost of ownership and demonstrable cost-effective benefits for customers;

•	product functionality;

•	performance, security, scalability, flexibility and reliability of the service;

•	ease of integration with existing applications;

•	quality of customer support;

•	availability and quality of implementation, consulting and training services;

•	vendor reputation;

•	sales and marketing capabilities of the vendor; and

•	financial stability of the vendor.

While some of our competitors offer CRM applications with greater complexity than our service, we believe none of them addresses all of the limitations of traditional CRM applications adequately. In many cases, we believe CRM applications with greater complexity have a higher total cost of ownership, take significantly more time to implement and are harder to use than our service. However, many of our competitors and potential competitors have greater name recognition, longer operating histories and significantly greater resources. They may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or that achieve greater market acceptance.

Our professional services organization competes with a broad range of large systems integrators, including Accenture Ltd., BearingPoint, Inc. and IBM as well as smaller independent consulting firms specializing in CRM implementations. We have relationships with many of these consulting companies and frequently work cooperatively on projects with them, even as we compete for business in other customer engagements.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We have U.S. patent applications pending and no issued patents. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

The following are our U.S. registered trademarks:

salesforce.com

“No Software” logo

The End of Software

SFDC Asia Pacific

The following are unregistered trademarks that we use:

Team Edition

Success. Not Software.

Success. On Demand.

sforce

experience success.

If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Employees

As of April 30, 2004, we had 518 full-time equivalent employees. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Legal Proceedings

Generally, we are involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Facilities

Our executive offices and principal office for domestic marketing, sales and development occupies approximately 84,000 square feet in San Francisco, California under leases that expire in 2006 and 2011. We also lease space in various locations throughout the United States for local sales and professional services personnel. Our foreign subsidiaries lease office space for their operations including local sales and professional services personnel. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of April 30, 2004 are as follows:

Name	Age	Position
Marc Benioff	39	Chairman of the Board of Directors and Chief Executive Officer
Jim Steele	48	President, Worldwide Operations
Patricia Sueltz	51	President of Technology, Marketing and Systems
Steve Cakebread	52	Chief Financial Officer
Jim Cavalieri	34	Chief Information Officer
David Moellenhoff	34	Chief Technology Officer
Parker Harris	37	Senior Vice President, Research and Development
David Schellhase	40	Vice President and General Counsel
Alan Hassenfeld (1)(3)	55	Director
Craig Ramsey (2)	57	Director
Sanford R. Robertson (1)(3)	72	Director
Stratton Sclavos	42	Director
Larry Tomlinson (1)(3)	63	Director
Magdalena Yesil (2)	45	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Marc Benioff co-founded salesforce.com in February 1999 and has served as Chairman of the Board of Directors since inception. He has served as Chief Executive Officer since November 2001. From 1986 to 1999, Mr. Benioff was employed at Oracle Corporation where he held a number of positions in sales, marketing and product development, most recently as a Senior Vice President. Mr. Benioff is Co-Chairman of The President of the United States’ Information Technology Advisory Committee (PITAC). Mr. Benioff also serves as Chairman of the Board of Directors of the salesforce.com/foundation. Mr. Benioff received a Bachelor of Science in Business Administration (B.S.B.A.) from the University of Southern California.

Jim Steele has served as our President, Worldwide Operations since joining salesforce.com in October 2002. From February 2001 to September 2002, Mr. Steele served as Executive Vice President, Worldwide Sales and Operations for Ariba, Inc., a software company. From February 1978 to January 2001, Mr. Steele served in a variety of globally focused executive roles at IBM Corporation. Mr. Steele received a B.S. from Bucknell University.

Patricia Sueltz has served as our President of Technology, Marketing and Systems since February 2004. She previously held a number of executive positions at Sun Microsystems, Inc., a provider of information technology products and services, including Executive Vice President, Sun Services, from July 2002 to February 2004, Executive Vice President, Software Systems Group from July 2000 to June 2002 and President, Software Products & Platforms from September 1999 to June 2000. Ms. Sueltz served in various management capacities at IBM Corporation, a diversified computer and information technology company, from 1979 to 1999. Ms. Sueltz received a B.A. from Occidental College.

Steve Cakebread has served as our Chief Financial Officer since April 2002. From April 1997 to April 2002, Mr. Cakebread served as Senior Vice President and Chief Financial Officer for Autodesk, Inc., a software company. From 1992 to 1997, Mr. Cakebread served as Vice President of Finance for Silicon Graphics, Inc., a computer workstation company. Mr. Cakebread received a B.S. from the University of California at Berkeley and an M.B.A. from Indiana University.

Jim Cavalieri has served as our Chief Information Officer since November 2001. From July 1999 to November 2001, Mr. Cavalieri served as our Vice President, Systems Engineering. From January 1995 to July 1999, Mr. Cavalieri was employed at Oracle Corporation where he held several technical and management positions, most recently as Senior Technical Program Manager. From June 1991 to December 1994, Mr. Cavalieri worked as a consultant and systems engineer for EDS. Mr. Cavalieri received a B.S. from Cornell University.

David Moellenhoff co-founded salesforce.com in February 1999 and served in senior technical positions since inception, most recently as our Chief Technology Officer. Mr. Moellenhoff also serves on the Board of Directors of the salesforce.com/foundation. From October 1996 to February 1999, Mr. Moellenhoff was President of Left Coast Software, a Java consulting firm he co-founded. Mr. Moellenhoff received two B.S. degrees and an M.B.A. from Washington University in St. Louis.

Parker Harris co-founded salesforce.com in February 1999 and served in senior technical positions since inception, most recently as our Senior Vice President, Research and Development. From October 1996 to February 1999, Mr. Harris was a Vice President at Left Coast Software, a Java consulting firm he co-founded. Mr. Harris received a B.A. from Middlebury College.

David Schellhase has served as our Vice President and General Counsel since July 2002. From December 2000 to June 2002, Mr. Schellhase was an independent legal consultant and authored a treatise entitled Corporate Law Department Handbook. From February 2000 to November 2000, Mr. Schellhase was Vice President and General Counsel of Linuxcare, Inc., an IT services and consulting company. From August 1997 to January 2000, Mr. Schellhase was Vice President and General Counsel of The Vantive Corporation, a software company. Mr. Schellhase received a B.A. from Columbia University and a J.D. from Cornell University.

Alan Hassenfeld has served as a Director since December 2003. From 1989 until May 2003, Mr. Hassenfeld was Chairman and Chief Executive Officer of Hasbro, Inc., a provider of children’s and family entertainment products, and has been Chairman of Hasbro since May 2003. Mr. Hassenfeld is a trustee of the Hasbro Charitable Trust and Hasbro Children’s Foundation. Mr. Hassenfeld also serves as a member of the Board of Directors of the salesforce.com/foundation. Mr. Hassenfeld received a B.A. from the University of Pennsylvania.

Craig Ramsey has served as a Director since April 2003. From July 2003, Mr. Ramsey has been CEO of Pay By Touch, a biometrics payments company. From March 1996 to April 2000, Mr. Ramsey served as Senior Vice President, Worldwide Sales, of Siebel Systems, Inc., a provider of eBusiness applications. From March 1994 to March 1996, Mr. Ramsey served as Senior Vice President, Worldwide Sales, Marketing and Support for nCube, a maker of massively parallel computers. From 1968 to 1994, Mr. Ramsey held various positions with Oracle Corporation, Amdahl and IBM. Mr. Ramsey currently serves on the Board of Directors of Pay By Touch and Arcsight. He received a B.A. in Economics from Denison University.

Sanford R. Robertson has served as a Director since October 2003. He is a principal of Francisco Partners, a technology buyout fund. Prior to founding Francisco Partners in January 2000, Mr. Robertson was the founder and chairman of Robertson, Stephens & Company, a technology investment bank. Mr. Robertson has been an active technology investor and advisor to several technology companies. Mr. Robertson was also the founder of Robertson, Colman, Siebel & Weisel, later renamed Montgomery Securities, another prominent technology investment bank. Mr. Robertson is a director of Pain Therapeutics, Inc. and the Schwab Fund for Charitable Giving. Mr. Robertson received a B.B.A. and M.B.A. from the University of Michigan.

Stratton Sclavos has served as a Director since February 2000. Since July 1995, Mr. Sclavos has served as President, Chief Executive Officer and Chairman of VeriSign, Inc., a provider of trusted infrastructure services to websites, enterprises, electronic service providers and individuals. In December 2001, Mr. Sclavos was named Chairman of the Board of Directors of Verisign. From July 1993 to June 1995, Mr. Sclavos served as Vice President, Worldwide Marketing and Sales of Taligent, Inc., a software development company that was a joint venture among Apple Computer, IBM and Hewlett-Packard. From May 1992 to September 1993, Mr. Sclavos was Vice President of Worldwide Sales and Business Development of GO Corporation, a pen-based computer company. Prior to that time, he served in various sales and marketing capacities for MIPS Computer Systems, Inc. and Megatest Corporation. Mr. Sclavos serves as a director of VeriSign, Inc., Intuit, Inc. and Juniper Networks, Inc. Mr. Sclavos received a B.S. from the University of California at Davis.

Larry Tomlinson has served as a Director since May 2003. From 1965 to 2003, Mr. Tomlinson was employed at Hewlett-Packard, an information technology company, holding various management and executive positions. From 1993 to June 2003, Mr. Tomlinson was Hewlett-Packard Treasurer and also a Senior Vice President. Mr. Tomlinson serves as a director of Coherent, Inc. and Therma-Wave, Inc. Mr. Tomlinson received a B.S. from Rutgers University and an M.B.A. from Santa Clara University.

Magdalena Yesil has served as a Director since March 1999. Ms. Yesil has been a venture capitalist at Presidio Management/US Venture Partners since February 1998. From August 1996 to December 1997, Ms. Yesil founded MarketPay, a software company, and served as its CEO and President. From 1994 to August 1996, Ms. Yesil co-founded Cybercash, a secure electronic payment company, and served as Vice President of Marketing and Technology. She currently serves on the boards of Channelwave, Inc., Claria Corporation, Dotomi, Inc. and Klocwork, Inc. Ms. Yesil received a B.S. and an M.S. from Stanford University.

Board Composition

Our board of directors currently consists of seven members. Effective upon the closing of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	The Class I directors will be Messrs. Benioff and Hassenfeld, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	The Class II directors will be Ms. Yesil and Mr. Robertson, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	The Class III directors will be Messrs. Tomlinson, Sclavos and Ramsey, and their terms will expire at the annual meeting of stockholders to be held in 2007.

Effective upon the closing of this offering, our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control.

Board Committees

Our board of directors has, among others, the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the salesforce.com engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; oversees our internal audit function; annually reviews the audit committee charter and the committee’s performance; reviews and approves the scope of the annual audit and the audit fee; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. The current members of our audit committee are Messrs. Tomlinson, who is the committee chair, Hassenfeld and Robertson. Our board of directors has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and the New York Stock Exchange, or the NYSE. Our board has determined that Mr. Tomlinson is an audit committee financial expert, as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and has the requisite “accounting or related financial expertise,” as defined by applicable rules and regulations of the NYSE.

Our board of directors has approved an audit committee charter that meets the applicable standards of the SEC and NYSE.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee members are Ms. Yesil, who is the committee chair, and Mr. Ramsey. Our board of directors has determined that all members of our compensation committee meet the applicable tests for independence under the applicable rules and regulations of the SEC, the NYSE and the Internal Revenue Service.

Our board of directors has approved a compensation committee charter that meets the applicable standards of the SEC and NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee identifies individuals qualified to become directors; selects, or recommends to our board of directors, director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our board of directors and each committee. The current members of the nominating and corporate governance committee are Messrs. Robertson, who is the committee chair, Hassenfeld and Tomlinson. Our board of directors has determined that all members of our nominating and corporate governance committee meet the applicable tests for independence under the applicable rules and regulations of the SEC and NYSE.

Our board of directors has approved a nominating and corporate governance committee charter that meets the applicable standards of the SEC and NYSE.

Director Compensation

The members of our board of directors who are not our employees are reimbursed for travel, lodging and other reasonable expenses incurred in attending board and committee meetings. Members do not receive cash compensation for attending board and committee meetings.

The members of our board of directors received the following stock option grants as compensation for their attendance at our board and committee meetings. These options vest over four years, with 25 percent vesting after one year and the balance vesting monthly over the remaining period.

Director	Number of Shares Subject to Options	Date of Grant	Exercise Price
Alan Hassenfeld	200,000	12/16/03	$8.00
Craig Ramsey	300,000	3/5/03	2.50
Sanford R. Robertson	300,000	10/7/03	4.00
Stratton Sclavos	250,000	2/11/00	0.55
Larry Tomlinson	300,000	5/2/03	2.50
Magdalena Yesil	500,000	6/24/99	0.02

In addition, in January 2004, our board of directors authorized the issuance of 22,500 shares of our common stock to Ms. Yesil in exchange for her past services on the board of directors. Under our 2004 Outside Directors Stock Plan which will be implemented upon completion of the offering, our non-employee directors who have fully vested in their initial option grants will receive quarterly stock awards of 3,750 shares of common stock for service during the preceding quarter. See “Employee Benefit Plans” for a description of our 2004 Outside Directors Stock Plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

The following table provides information for fiscal 2004 and fiscal 2003 regarding the compensation awarded or paid to, or earned by, our chief executive officer and each of our five other most highly compensated executive officers. We refer to these individuals elsewhere in this prospectus as “named executive officers.” We do not compensate our named executive officers with perquisites or other personal benefits.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Bonus		Securities Underlying Options	All Other Compensation
Marc Benioff, Chairman of the Board and Chief Executive Officer (1)	2004 2003	$1 1	$	— —	— —	$	— —

Steve Cakebread, Chief Financial Officer (2)	2004 2003	250,000 177,244		99,875 —	— 1,000,000		— —

Jim Steele, President, Worldwide Operations (3)	2004 2003	300,000 95,577		299,500 75,000	— 1,350,000		— —

Jim Cavalieri, Chief Information Officer	2004 2003	212,500 168,333		29,788 —	— 200,000		— —

David Moellenhoff, Chief Technology Officer	2004 2003	205,000 160,000		28,295 —	— —		— —

Parker Harris, Senior Vice President, Research and Development	2004 2003	205,000 160,000		28,295 —	— —		— —

(1)	Mr. Benioff receives minor compensation for his position: nominal salary; no bonus; and no options. At this time, it is not probable that Mr. Benioff’s compensation will increase above $10 per year.

(2)	Mr. Cakebread joined us in April 2002. The fiscal 2003 amounts above reflect his compensation from April 2002 to January 31, 2003.

(3)	Mr. Steele joined us in October 2002. The fiscal 2003 amounts above reflect his compensation from October 2002 to January 31, 2003.

Option Grants in Fiscal 2004

No options to purchase shares of our common stock were granted to any of our named executive officers in fiscal 2004.

Aggregated Option Exercises in Fiscal 2004 and Year-End Option Values

The following table provides information concerning unexercised options held as of January 31, 2004, by each of our named executive officers:

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Marc Benioff	—	—	$—	$—
Steve Cakebread	750,000	—	7,425,000	—
Jim Steele	1,012,500	—	10,023,750	—
Jim Cavalieri	425,000	—	4,448,250	—
David Moellenhoff	—	—	—	—
Parker Harris	—	—	—	—

(1)	Based on the initial public offering price of $11.00 per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of, or subject to, the option, without taking into account any taxes that may be payable in connection with the transaction.

Our 1999 Stock Option Plan, 2004 Equity Incentive Plan and 2004 Outside Directors Stock Plan allow for the early exercise of options granted. All options exercised early are subject to repurchase by us at the original exercise price or, for some options, at the lower of the original purchase price or fair market value at the time of repurchase. Our repurchase right lapses over time.

Option Grants During the First Quarter of Fiscal 2005

The following options to purchase shares of our common stock were granted to the named executive officers during the three months ended April 30, 2004:

Named Executive Officer	Number of Shares Subject to Options	Date of Grant	Exercise Price
Jim Cavalieri	50,000	3/19/04	$8.00
David Moellenhoff	150,000	3/19/04	8.00
Parker Harris	150,000	3/19/04	8.00

Employment Agreements and Change in Control Agreements

Executive Officer Offer Letters

Each of our named executive officers has signed offer letters which provide that the officer is an at-will employee. The offer letters provide for salary, in some instances an initial annual bonus that is based upon our financial performance and the successful completion of specified performance objectives, stock options, and participation in our employee benefit plans. The terms of the offer letters regarding initial annual bonuses are no longer in effect. Bonuses for our named executive officers are currently determined on a case-by-case basis by the compensation committee based on a mix of company and individual performance objectives.

Ms. Sueltz joined us as President of Technology, Marketing and Systems in February 2004. Her annual base salary is $400,000 and she is eligible to receive a quarterly bonus of up to $50,000, based upon achievement of a mix of company and individual performance objectives. During the first twelve months of her employment, her bonus is guaranteed. Ms. Sueltz has been granted options to acquire 650,000 shares of common stock at an exercise price of $8.00, with one-quarter of the shares vesting on the first anniversary of the start date of her employment and the balance vesting in ratable portions each month for 36 months thereafter.

In addition, the board of directors approved in December 2003 a change in control provision that would affect the compensation of certain of our executive officers. Specifically, if we experience a change in control, and the employment of Mr. Benioff, Mr. Cakebread, Ms. Sueltz or Mr. Steele is terminated without cause, or if such officer terminates his or her employment for certain reasons including changes in job responsibilities, geographic relocation or a change in reporting status during the 12-month period following the change in control, then the vesting of the unvested stock options held by such officer automatically accelerates by six months from the date of the change in control. We have also agreed that if Ms. Sueltz is terminated without cause during the first twelve months of her employment, she will receive six months of base salary and accelerated vesting of six months of her original stock option grant or monthly vesting through her termination date, whichever is greater. Information for fiscal 2004 and fiscal 2003 regarding the compensation earned by our named executive officers is described in “Executive Compensation” above.

Employee Benefit Plans

1999 Stock Option Plan

In April 1999, our board of directors adopted and our stockholders approved the 1999 Stock Option Plan, or the 1999 Plan. A total of 36,000,000 shares of common stock have been reserved for issuance under this plan. In January 2004, our board of directors approved a 2,000,000 share increase in the reserve under this plan. Our stockholders approved this increase in February 2004. As of April 30, 2004, there were outstanding under the 1999 Plan options to purchase 16,422,047 shares of common stock at a weighted average exercise price per share of $3.22. As of April 30, 2004, a total of 693,818 shares of common stock remained available for future option grants.

Under the 1999 Plan, our employees, directors and consultants, and those of any parent or subsidiary of ours, are eligible to receive nonstatutory stock options. Employees are eligible also to receive “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code. This plan is administered by our board of directors. Subject to the provisions of the 1999 Plan, the board determines in its discretion the persons to whom and the times at which options are granted, the types and sizes of such options, and all of their terms and conditions. All options must be evidenced by a written agreement between us and the participant. The board may amend, cancel, renew or reprice any option, grant a new option in substitution for any option, waive any restrictions or conditions applicable to any option, and accelerate, continue, extend or defer the vesting of any option. The board has the authority to construe and interpret the terms of the 1999 Plan and options granted under it.

The exercise price of nonstatutory stock options granted under the 1999 Plan must be at least 85 percent of the fair market value of a share of our common stock on the date of grant. The exercise price of incentive stock options cannot be less than 100 percent of the fair market value of a share of our common stock on the date of grant. In the case of any options granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation, the exercise price cannot be less than 110 percent of such fair market value. The term of an option cannot exceed 10 years, or 5 years for incentive stock options granted to 10 percent stockholders. Unless a longer period is provided by the board, an option generally remains exercisable for 30 days following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally remains exercisable for twelve months, but in any event not beyond the expiration of its term. Shares subject to options granted under the 1999 Plan generally vest, conditioned upon the participant’s continued service, over a period of four years, with 25 percent vesting after one year and the balance vesting in equal monthly installments over the remaining 36 months.

If we experience a change in control, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 1999 Plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the 1999 Plan, shares subject to the options will become fully exercisable and vested ten days prior to the date of the change in control. On completion of a change in control all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan, or the Equity Plan, was approved by our board of directors in December 2003 and by our stockholders in February 2004.

Purpose.    The Equity Plan is intended to make available incentives that will assist us to attract, retain and motivate employees whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and performance units.

Shares Subject to Equity Plan.    A total of 4,000,000 shares of our common stock are initially authorized and reserved for issuance under the Equity Plan. This authorization will automatically increase on February 1, 2005 and each subsequent anniversary through 2013 as follows: (1) in 2005 and 2006 by the lesser of 5 percent of our then outstanding shares of common stock or 5,000,000 shares, (2) in 2007 and 2008 by the lesser of 4 percent of our then outstanding shares of common stock or 4,000,000 shares, and (3) in each year from 2009 through 2013 by the lesser of 3.5 percent of our then outstanding shares of common stock or 3,500,000 shares. The board of directors may elect to reduce, but not increase without also obtaining stockholder approval, the number of additional shares authorized in any year. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

Administration.    The administrator of our Equity Plan will generally be the compensation committee of our board of directors, although the board may delegate to one or more of our officers authority, subject to limitations specified by the plan and the board, to grant stock options to service providers who are neither officers nor directors of us. Subject to the provisions of the plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the Equity Plan and awards granted under it.

Eligibility.    Awards may be granted under the Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and performance units to any eligible participant.

Stock Options.    The administrator may grant nonstatutory stock options, “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110 percent of the fair market value of a share of our common stock on the date of grant and a term not exceeding five years. The term of all other options may not exceed ten years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term.

Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. We may make this payment in a lump sum, or we may defer payment in accordance with the terms of the participant’s award agreement. The administrator may grant stock appreciation rights under the Equity Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The maximum term of any stock appreciation right granted under the Equity Plan is ten years.

Restricted Stock Awards.    The administrator may grant restricted stock awards under the Equity Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, a participant will forfeit any unvested shares upon voluntary or involuntary termination of service with us for any reason, including death or disability. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units.    Restricted stock units granted under the Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. The Equity Plan also authorizes the administrator to establish a deferred compensation award program under which selected participants may elect to receive fully vested stock units in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance units. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Equity Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, gross margin, net income, cash flow, return on capital or market share. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock, including restricted stock, or any combination of these.

Payments may be made in lump sum or on a deferred basis. If payments are to be made on a deferred basis, the administrator may provide for the payment of dividend equivalents or interest during the deferral period. Unless otherwise determined by the administrator, if a participant’s service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the Equity Plan, if a participant’s service terminates for any other reason, the participant’s performance shares or units are forfeited.

Change in Control.    In the event of a change in control, the acquiring or successor entity may assume all stock options and stock appreciation rights outstanding under the Equity Plan or substitute substantially equivalent options and stock appreciation rights. If the outstanding stock options and stock appreciation rights are not assumed by the acquiring or successor entity, then all unexercised portions of such outstanding awards will terminate. Alternatively, the administrator may provide for the cancellation of outstanding stock options or stock appreciation rights in exchange for a payment in cash, stock or other property having a value equal to the difference between the exercise price of the award and the consideration payable in the change in control transaction with respect to the number of vested shares subject to the award. The administrator may provide in any award agreement for the acceleration of the vesting and settlement of any award in connection with a change in control upon such conditions and to such extent as the administrator determines.

Amendment and Termination.    The Equity Plan will continue in effect until the tenth anniversary of its approval by the stockholders, unless earlier terminated by the administrator. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Equity Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law.

2004 Outside Directors Stock Plan

Our 2004 Outside Directors Stock Plan, or the Directors Plan, was approved by our board of directors in December 2003 and by our stockholders in February 2004.

Purpose.    The Directors Plan is intended to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward independent members of our board of directors. We may provide these incentives through the grant of stock options, restricted stock and restricted stock units.

Shares Subject to Directors Plan.    A total of 1,000,000 shares of our common stock are authorized and reserved for issuance under the Directors Plan. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are canceled or forfeited will again become available for issuance under this plan. The shares available will not be reduced by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of options by tender of previously owned shares will be deducted from the shares available under the Directors Plan.

Administration.    The administrator of our Directors Plan will be either our board of directors or a committee of the board appointed by our board to administer the plan. Subject to the provisions of the plan and except for the automatic grant of quarterly stock awards as described below, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the Directors Plan and awards granted under it.

Eligibility.    An award may be granted under the Directors Plan only to a person who is serving, at the time of grant, as a member of our board of directors and who is neither our employee nor a consultant to us or any of our parents or subsidiaries. We refer to such persons as Outside Directors.

Automatic Grant of Stock Awards.    The Directors Plan provides for the automatic grant of a stock award to each eligible Outside Director who has previously received a stock option grant under one of our option plans, which option grant has vested in full on the first day of each of our fiscal quarters, commencing with the first quarter that begins after the effective date of the registration of our common stock in connection with this offering and continuing during the ten-year term of the plan. These awards are granted as compensation for our Outside Directors’ service during the preceding fiscal quarter, and only those Outside Directors who have served for the entire preceding fiscal quarter are eligible. Each eligible Outside Director will receive a basic quarterly award of 3,750 shares of our common stock. This basic award will be increased by 1,250 shares for each committee of the board on which the participant served for the entire preceding fiscal quarter and by an additional 1,250 shares for each such committee for which the participant served as chairperson for the entire preceding fiscal quarter. The shares of our common stock subject to these automatic quarterly awards will be fully vested upon grant.

Stock Options.    The administrator may grant nonstatutory stock options to any Outside Director, the exercise price of which will equal the fair market value of a share of our common stock on the date of grant. Such options will vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term.

Restricted Stock Awards.    The administrator may grant restricted stock bonus awards under the Directors Plan to any Outside Director in consideration for the participant’s services to us. Such awards will be substantially similar to the restricted stock bonus awards described above in connection with the Equity Plan.

Restricted Stock Units.    The administrator may grant restricted stock unit awards under the Directors Plan to any Outside Director in consideration for the participant’s services to us. Such awards will be substantially similar to the restricted stock unit awards described above in connection with the Equity Plan.

Change in Control.    In the event of a change in control, the acquiring or successor entity may assume all stock options outstanding under the Directors Plan or substitute substantially equivalent options. Any such options that are assumed or replaced with equivalent options will continue to be exercisable for six months, but not beyond the expiration of the option’s term, following the participant’s termination of service if such service terminates for any reason, except death or disability, within 12 months following the change in control. If the stock options are not assumed by the acquiring or successor entity, then all unexercised portions of such options will terminate. Alternatively, the administrator may provide for the cancellation of outstanding stock options in exchange for a payment in cash, stock or other property having a value equal to the difference between the exercise price of the option and the consideration payable in the change in control transaction with respect to the number of vested shares subject to the option. The vesting of options granted under the Directors Plan will automatically accelerate in full, and the administrator may accelerate the vesting and settlement of any other award granted under the Directors Plan upon a change in control.

Amendment and Termination.    The Directors Plan will continue in effect until terminated by the administrator. At the present time no awards will be granted under the Directors Plan after the tenth anniversary of the date of its approval by our stockholders. The administrator may amend, suspend or terminate the Directors Plan at any time, provided that without stockholder approval, the Directors Plan cannot be amended to increase the number of shares authorized or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Directors Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law.

2004 Employee Stock Purchase Plan

Our 2004 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our board of directors in December 2003 and by our stockholders in February 2004. The Purchase Plan will not be implemented unless and until our board of directors authorizes the commencement of one or more offerings.

Purpose.    The purpose of the Purchase Plan is to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward eligible employees. It is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

Shares Subject to Purchase Plan.    A total of 1,000,000 shares of our common stock are initially authorized and reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on February 1 of each year beginning in 2005 and continuing through 2013 equal to the smallest of (1) 1 percent of our then outstanding shares of common stock, (2) one million shares or (3) a lesser number of shares as our board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

Administration.    Our board of directors or a committee of the board will serve as administrator of the Purchase Plan. The administrator has the authority to construe and interpret the terms of the Purchase Plan and the purchase rights granted under it, to determine eligibility to participate, and to establish policies and procedures for administration of the plan.

Eligibility.    Our employees and employees of any parent or subsidiary corporation designated by the administrator are eligible to participate in the Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (1) the employee immediately after grant would own stock possessing 5 percent or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (2) the employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

Offering Periods.    Any offering periods will be determined by the Board of Directors and no offering periods have been authorized to date under the Purchase Plan. The Purchase Plan may be implemented through a series of sequential offering periods, generally six months in duration beginning on the first trading day on or after March 1 and September 1 of each year. The administrator is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Participation.    Eligible employees who enroll in the Purchase Plan may elect to have up to 15 percent of their eligible compensation withheld and accumulated for the purchase of shares at the end of each offering period in which they participate. However, all eligible employees will be automatically enrolled in the Purchase Plan’s initial offering period and may only purchase shares by delivering an exercise notice and payment of the applicable purchase price prior to the initial purchase date, provided that participants may elect to begin payroll deductions under the Purchase Plan after the effective date of a Form S-8 registration statement registering the shares reserved for issuance under the Purchase Plan. Participants may voluntarily withdraw from the Purchase Plan at any time during an offering period and receive a refund, without interest, of all amount withheld from compensation not previously applied to purchase shares. Participation ends automatically upon termination of employment.

Purchase of Shares.    Amounts accumulated for each participant are used to purchase shares of our common stock at the end of each offering period at a price generally equal to 85 percent of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the offering period. Prior to commencement of an offering period, the administrator is authorized to reduce, but not increase, this purchase price discount for that offering period, or, under circumstances described in the Purchase Plan, during that offering period. The maximum number of shares a participant may purchase in any six-month offering period is the lesser of 750 shares or a number of shares determined by dividing $12,500 by the fair market value of a share of our common stock at the beginning of the offering period. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

Change in Control.    In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Amendment and Termination.    The Purchase Plan will continue in effect until terminated by the administrator. The administrator may amend, suspend or terminate the Purchase Plan at any time, provided that unless stockholder approval is obtained within 12 months of such amendment, the plan cannot be amended to increase the number of shares authorized or change the definition of the corporations that may be designated by the administrator for participation in the plan. Amendment, suspension or termination of the Purchase Plan may not adversely affect any purchase rights previously granted without the consent of the participant, unless such amendment, suspension or termination is necessary to qualify the plan under Section 423 of the Internal Revenue Code or to comply with applicable law, or is effected after a determination by the administrator that continuation of the plan or an offering period would result in unfavorable accounting consequences to us as a result of a change, after the plan’s effective date, in the generally accepted accounting principles applicable to the Purchase Plan.

401(k) Plan

In June 2000, our board of directors adopted the salesforce.com, inc. 401(k) Plan, which is intended to be a tax-qualified defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the plan as amended and restated effective January 1, 2003, eligible employees may elect to contribute up to 50 percent of their eligible compensation as salary deferral contributions to the plan, subject to certain statutorily prescribed limits ($12,000 in calendar year 2003). In addition, effective January 1, 2002, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such eligible employees are anticipated to reach age 50 before the end of the applicable year and subject to certain statutorily prescribed limits.

The 401(k) plan also permits, but does not require, that we make discretionary matching contributions. To date, we have not made any such discretionary matching contributions to the plan. As a tax-qualified plan, we can generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the 401(k) plan, participants may direct the trustees to invest their accounts in selected investment options.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors. It will provide that a director will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, but will continue to be subject to liability for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our amended and restated certificate of incorporation will not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law, including the non-exclusivity provisions of Delaware law, and our bylaws, subject to limited exceptions. These agreements, among other things, provide for indemnification of our directors and executive officers for fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as our director or officer or that person’s services provided to any other company or enterprise at our request. We believe that these bylaw provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to maintain liability insurance for our officers and directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since our inception on February 3, 1999, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5 percent of our common stock or entities affiliated with them had or will have an interest, other than as described under “Management” and in the transactions described below. For transactions described in this section that occurred prior to July 1999, we have adjusted the share and per share purchase price information to reflect a five-for-one stock split of our common and preferred stock effected in July 1999.

Stock Sales to Insiders

The following table summarizes sales by us of our common stock since inception to our executive officers, directors and holders of more than 5 percent of our total voting securities.

	Shares of Common Stock	Total Purchase Price	Date of Purchase
Executive Officers and Directors:
Marc Benioff	10,000,000	$20,000	4/27/99
	500,000	10,000	7/15/99
Jim Steele	337,500	371,250	12/23/02
	208,381	229,219	3/1/04
Steve Cakebread	50,000	55,000	8/20/02
	200,000	220,000	12/5/02
Jim Cavalieri	275,000	8,250	7/27/99
	50,000	1,500	5/7/00
Parker Harris	1,250,000	2,500	7/22/99
David Moellenhoff	1,250,000	2,500	7/22/99
Stratton Sclavos	250,000	137,500	3/3/04
Magdalena Yesil	500,000	10,000	7/20/99

Five Percent Stockholders:
Halsey Minor	500,000	10,000	7/27/99

In April 1999, we issued a $62,875 convertible note payable to Mr. Benioff. During fiscal 2000, $20,000 of the note was converted into 10,000,000 shares of our common stock, $10,000 of the note was used to exercise an option grant for 500,000 shares of our common stock, and $32,875 plus accrued interest was repaid.

In addition, in January 2004, our board of directors authorized the issuance of 10,000 shares and 22,500 shares of our common stock to Mr. Minor and Ms. Yesil, respectively, in exchange for their past services as members of our board of directors.

The following table summarizes sales by us of our preferred stock since inception to our executive officers, directors and holders of more than 5 percent of our total voting securities.

	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Total Purchase Price	Date of Purchase
Executive Officers and Directors:
Marc Benioff	22,000,000	—	—	—	$440,000	4/27/99
	—	1,375,000	—	—	412,500	6/28/99
	—	—	571,429	—	1,000,000	11/22/99
	—	—	—	1,029,306	4,004,000	3/30/00
	—	—	—	62,990	245,031	11/28/00
Parker Harris	1,250,000	—	—	—	25,000	4/27/99
	—	83,335	—	—	25,000	6/28/99
David Moellenhoff	1,250,000	—	—	—	25,000	4/27/99
	—	83,335	—	—	25,000	6/28/99
Stratton Sclavos	—	—	—	25,707	100,000	3/30/00
Magdalena Yesil	—	1,666,665	—	—	500,000	6/28/99

Five Percent Stockholders:
Attractor Funds	—	—	1,428,572	—	2,500,001	11/22/99
	—	—	—	3,341,902	13,000,000	3/30/00
Halsey Minor	—	5,000,000	—	—	1,500,000	6/28/99
	—	—	2,857,142	—	5,000,000	1/22/99
	—	—	—	3,341,902	13,000,000	3/30/00

We sold 25,850,000 shares of our Series A preferred stock in April 1999 at $0.02 per share, for total proceeds of $517,000. We sold 12,588,345 shares of our Series B preferred stock in June 1999 at $0.30 per share, for total proceeds of $3,776,504. We sold 7,526,640 shares of our Series C preferred stock in November 1999 at $1.75 per share, for total proceeds of $13,171,620. We sold 12,059,360 shares of our Series D preferred stock from March 2000 to June 2001 at $3.89 per share, for total proceeds of $46,910,910. In conjunction with the sale of our Series D preferred stock, we issued warrants to purchase 580,639 shares of Series D preferred stock at an exercise price of $3.89 per share to Attractor Funds.

Director and Officer Indemnification

Our amended and restated certificate of incorporation will contain provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management—Limitation of Liability and Indemnification.”

Sales and Transfers of Stock by our Executive Officers

From our inception in February 1999 to date, Mr. Benioff, our Chief Executive Officer and the Chairman of our Board of Directors, has purchased an aggregate of 35,548,725 shares of our stock. To date, Mr. Benioff has sold an aggregate of 6,744,306 shares of his stock in private transactions at prices ranging from $2.15 to $8.00 per share, equal to the then deemed fair market value on each sale date. Of these shares, Mr. Benioff sold an aggregate of 1,625,000 shares to persons who were, either at the time of the sale or thereafter, employees of or a director of ours. In addition, during this period Mr. Benioff has transferred 555,348 shares as gifts to charitable organizations, and 70,000 shares as gifts to individuals, one of whom was an employee of ours at the time of the gift and one of whom later became an employee of ours. Mr. Benioff’s most recent sales occurred in

December 2003, prior to the filing of the registration statement for this offering, when Mr. Benioff sold an aggregate of 2,000,000 shares of common stock, at a price of $8.00 per share, to a large, unaffiliated institutional investor that was a stockholder of ours.

From our inception to date, Messrs. Harris and Moellenhoff, two of our named executive officers, have purchased an aggregate of 5,166,670 shares of salesforce.com stock. To date, they have sold an aggregate of 886,158 shares to family members, gifted an aggregate of 68,000 shares to a charitable organization, and in March 2003, sold an aggregate of 200,000 shares at a price of $2.60 per share, to a large, unaffiliated institutional investor that is a stockholder of ours.

From our inception to date, Ms. Yesil, one of our directors, has purchased an aggregate of 2,189,165 shares of our stock. To date, she has gifted an aggregate of 100,000 shares to a charitable organization.

All holders of shares sold by or transferred from Messrs. Benioff, Harris and Moellenhoff and Ms. Yesil are subject to restrictions from selling the shares during the 180-day period following the offering and are subject to applicable securities laws.

Other Transactions with Stockholders

Subleasing office space

We sublease a portion of our San Francisco office facility to a company in which Mr. Benioff, our Chief Executive Officer, is a majority stockholder. In October 2001, the sublease tenant paid us $110,000 for early termination of the sublease agreement with respect to a portion of the leased space.

Transactions with the salesforce.com/foundation

In January 1999, the salesforce.com/foundation, commonly referred to as the Foundation, a non-profit public charity, was chartered with the intent of building philanthropic programs that were particularly focused on youth and technology. Our chairman, Mr. Benioff, is the chairman of the Foundation. He, Mr. Moellenhoff, our Chief Technology Officer, and Mr. Hassenfeld, one of our board members, hold three of the Foundation’s seven board seats. In June 2002, we issued warrants to purchase 500,000 shares of our common stock to the Foundation at an exercise price per share of $1.10. As of April 30, 2004, the Foundation had not exercised these warrants. Additionally, through the donation of shares of our common stock by our officers and employees, the Foundation owned 221,030 shares of common stock as of April 30, 2004.

Since the Foundation’s inception, we have provided, at no charge, certain resources to Foundation employees such as office space. The value of these items totaled $60,000 in each of fiscal 2002, 2003 and 2004 and $15,000 for the three months ended April 30, 2004.

In addition, as part of our commitment to the Foundation, we have donated subscriptions for our service to a variety of registered section 501(c)(3) nonprofit organizations. The fair value of these donated subscriptions is currently $150,000 per month.

Japanese Joint Venture

Our Japanese joint venture, Kabushiki Kaisha salesforce.com, was established pursuant to a joint venture agreement that we entered into with SunBridge, Inc., a Japanese corporation, in December 2000. The agreement provides that the joint venture will terminate if the joint venture becomes a public company or is sold to a third party, or upon the mutual agreement of the parties. In addition, if we commit a breach of, or if we fail to perform, our material obligations under the joint venture agreement which we do not cure in a timely manner, SunBridge can require that we purchase all of its shares in the joint venture. The purchase price for SunBridge’s shares would be the then fair market value plus a specified premium. In the event that SunBridge commits a breach of, or if it fails to perform, its material obligations under the joint venture agreement which it does not cure in a timely manner, or if SunBridge enters into bankruptcy proceedings, we can require that SunBridge sell to us all of its shares in the joint venture. The purchase price for SunBridge’s shares would be their fair market value less a specified discount. Additionally, if we and SunBridge are unable to agree on certain operational matters, SunBridge can require that we purchase all of its shares of the joint venture at a price equal to the then fair market value, and we can require that SunBridge sell to us all of its shares of the joint venture at a price equal to the then fair market value. Fair market value is to be determined by mutual agreement of the parties, or if the parties are unable to agree, by an independent appraiser.

We have also entered into a consulting agreement with the joint venture under which we have agreed to provide management and administrative services to the Japanese joint venture. We charge the joint venture for providing these services at rates that we consider to be fair value.

Employee Loans

We have provided loans totaling approximately $1.5 million to employees, none of whom is an executive officer or director, in connection with the early exercise of stock options. We have received full recourse promissory notes from each individual in connection with these loans. The promissory notes have an annual interest rate of 6 percent and are due at various dates through September 2005.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of April 30, 2004, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5 percent of any class of our voting securities;

•	each of our directors;

•	each of the named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person are deemed to be outstanding if the options and warrants are exercisable within 60 days of the date of this table. The shares subject to options and warrants are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 91,256,880 shares of our convertible preferred and common stock outstanding on April 30, 2004 and 101,256,880 shares of common stock to be outstanding following completion of this offering and conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of the offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the stockholders in the table below is salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105.

	Beneficially Owned
	Shares	Percent
Name and Address of Beneficial Owner		Before Offering	After Offering
Executive Officers and Directors:
Marc Benioff (1)	28,179,071	30.9%	27.8%
Parker Harris (2)	2,520,507	2.8	2.5
Magdalena Yesil	2,089,165	2.3	2.1
David Moellenhoff (3)	1,792,005	2.0	1.8
Jim Steele (4)	1,350,000	1.5	1.3
Craig Ramsey (5)	1,300,000	1.4	1.3
Steve Cakebread (6)	1,000,000	1.1	1.0
Jim Cavalieri (7)	800,000	*	*
Sanford R. Robertson (8)	300,000	*	*
Larry Tomlinson (9)	300,000	*	*
Stratton Sclavos	275,707	*	*
Alan Hassenfeld (10)	200,000	*	*
All directors and executive officers as a group (14 persons)(11)	41,056,455	45.0%	40.5%
Five Percent Stockholders:
Halsey Minor (12)	9,109,044	10.0%	9.0%
Attractor Funds (13)	5,351,113	5.9	5.3

*	Less than one percent (1%).

(1)	Includes 970,000 shares held in the Marc R. Benioff 2003 Annuity Trust.

(2)	Includes 500,000 shares held by the G. Parker Harris III, Trustee, The G. Parker Harris III Grantor Retained Annuity Trust, dated December 19, 2003 and 500,000 shares held by the Holly L. Johnson, Trustee, The Holly L. Johnson Grantor Retained Annuity Trust, dated December 19, 2003. Also includes 150,000 shares issuable upon the exercise of options granted to Mr. Harris in March 2004. None of the 150,000 shares will have vested within 60 days of April 30, 2004.

(3)	Includes 62,500 shares held by the David V. Moellenhoff, Trustee, The David V. Moellenhoff Grantor Retained Annuity Trust, dated December 15, 2003, 62,500 shares held by the Pamela A. Moellenhoff, Trustee, The Pamela A. Moellenhoff Grantor Retained Annuity Trust, dated December 15, 2003 and 1,517,005 shares held by David V. Moellenhoff and Pamela A. Moellenhoff, Trustees, The Moellenhoff Family Trust, dated February 12, 2002. Also includes 150,000 shares issuable upon the exercise of options granted to Mr. Moellenhoff in March 2004. None of the 150,000 shares will have vested within 60 days of April 30, 2004.

(4)	Includes 804,119 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2004, of which 69,119 will be vested and 735,000 will be unvested. Also includes 5,500 shares held in trust for a family member.

(5)	Includes 300,000 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2004, of which 93,750 will be vested and 206,250 will be unvested.

(6)	Includes 750,000 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2004, of which 270,833 will be vested and 479,167 will be unvested.

(7)	Includes 475,000 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2004, of which 316,666 will be vested and 158,334 will be unvested.

(8)	Includes 300,000 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2004. None of the 300,000 shares will have vested within 60 days of April 30, 2004.

(9)	Includes 300,000 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2004, of which 81,249 will be vested and 218,751 will be unvested.

(10)	Includes 200,000 shares issuable upon the exercise of options granted to Mr. Hassenfeld in December 2003. None of the 200,000 shares will have vested within 60 days of April 30, 2004.

(11)	Includes 650,000 shares issuable upon the exercise of options granted to Ms. Sueltz in March 2004. None of the 650,000 shares will have vested within 60 days of April 30, 2004.

(12)	Includes 9,099,044 shares held by The Minor Revocable Trust.

(13)	Includes 580,639 shares issuable upon the exercise of warrants that may be exercised at any time. Attractor Funds has informed us that Harvey Allison and Gigi Brisson have voting and dispositive control of these shares. The address of Attractor Funds is 1440 Chapin Avenue, Suite 201, Burlingame, California 94010.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of incorporation immediately following the closing of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of April 30, 2004, 91,256,880 shares of our common stock were outstanding and held of record by 424 stockholders. This amount assumes the conversion upon the closing of this offering of all outstanding shares of our convertible preferred stock, totaling 58,024,345 shares, into common stock. In addition, as of April 30, 2004, 16,422,047 shares of our common stock were subject to outstanding options and 1,299,496 shares of our common stock were subject to outstanding warrants. Upon completion of this offering, 101,256,880 shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.

Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding convertible preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Immediately prior to the consummation of this offering, we will have 58,024,345 shares of preferred stock outstanding, consisting of shares of Series A, Series B, Series C and Series D preferred stock. Each share of Series A, B and C preferred stock will automatically convert into shares of common stock if either (1) agreed to by holders of a majority of the Series A, B and C preferred stock, or (2) the price per share of this offering is at least $3.00 and the aggregate proceeds from this offering are at least $20.0 million. Each share of Series D preferred stock will automatically convert into shares of common stock if either (1) agreed to by holders of a majority of the Series D preferred stock, or (2) the price per share of this offering is at least $5.00 and the aggregate proceeds from this offering are at least $20.0 million, and provided that the aggregate value of all shares of our common stock outstanding prior to the offering, together with all shares of common stock issuable upon the conversion or exercise of other securities outstanding or reserved for issuance under our stock option plans before the offering, valued at the price per share established in the offering, is at least $535.5 million.

After the consummation of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control. After the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.

Warrants

As of April 30, 2004, warrants to purchase a total of 1,299,496 shares of our common stock were outstanding with exercise prices ranging from $1.10 to $3.89 per share and a weighted average exercise price of $2.43 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

The holders of 58,689,984 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock, including 665,639 shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock, are entitled to rights to cause their shares to be registered under the Securities Act. These registration rights are contained in our second amended and restated rights agreement and in certain outstanding warrants, which incorporate the terms of the rights agreement. These registration rights include demand registration rights, piggyback registration rights exercisable in connection with any registration proposed by us, and Form S-3 registration rights, as described below. The registration rights under the rights agreement will expire seven years following the completion of this offering, or for any particular stockholder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any three month period.

Demand Registration Rights

At any time six months after the closing of this offering, and before the expiration of these registration rights, if requested by the holders of at least a majority of our then outstanding shares of common stock having registration rights under the rights agreement, we will be required to register all or a portion of their shares, as long as the portion constitutes at least 20 percent of all then outstanding shares having registration rights. We are only required to effect two registrations in response to this demand registration right. Also, during the same period of time, if requested by the holders of at least a majority of our then outstanding shares of common stock issued upon conversion of our Series D preferred stock that have registration rights under the rights agreement, we will be required to register all or a portion of their shares, as long as the portion constitutes at least 15 percent of all then outstanding shares having registration rights. We are only required to effect one registration in response to this demand registration right. Each demand registration right exercised must cover a sale of securities with a total aggregate public offering price, net of commissions, of more than $10.0 million. We may postpone the filing of any registration statement for up to 90 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights, provided that the number may not be reduced unless all other securities are excluded from the registration statement. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights, except that we are not required to pay for expenses incurred if the holders who exercise these rights later withdraw their request for registration.

Piggyback Registration Rights

If we register any securities for public sale, our stockholders with registration rights under the rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders, subject to certain limitations. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights, except that we are not required to pay for expenses incurred in respect of holders who exercise these rights and later withdraw their request to be included in the registration.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of shares of our common stock having Form S-3 registration rights under the rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $1.0 million and subject to other exceptions. We are not required to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of the holders of shares having these registration rights in the 12-month period prior to the holder’s request. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. Each holder exercising Form S-3 registration rights must pay a pro rata portion of all expenses, except for underwriters’ discounts and commissions, based on the number of shares being offered by such holder.

Anti-Takeover Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly-held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85 percent of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10 percent or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	our board of directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

Computershare Investor Services, LLC has been appointed as the transfer agent and registrar for our common stock.

Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange. In connection with the listing of our common stock on the New York Stock Exchange, the underwriters intend to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding on April 30, 2004, upon completion of this offering, 101,256,880 shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. Of these outstanding shares, all of the 10,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters’ over allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

Date	Number of Shares Eligible for Sale in U.S. Public Market/ Percent of Outstanding Stock	Comment
Upon effectiveness	10,000,000/10.0%	Shares sold in this offering
At 180 days after effectiveness and various times thereafter	91,256,880/90.0%	Shares eligible for sale under Rules 144 and 701 upon expiration of lock-up agreements

Additionally, of the options to purchase 16,422,047 shares and warrants to purchase 1,299,496 shares of our common stock outstanding as of April 30, 2004, options and warrants exercisable for approximately 6,576,312 shares of common stock will be vested and eligible for sale 180 days after the effective date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of (1) 1 percent of the number of shares of our common stock then outstanding, which will equal 1,012,569 shares immediately after the offering, and (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. As of April 30, 2004, options to purchase a total of 16,422,047 shares of common stock were outstanding, all of which are eligible for early exercise. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 1999 Stock Option Plan, 2004 Equity Incentive Plan, 2004 Outside Directors Stock Plan and 2004 Employee Stock Purchase Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Our officers, directors, and holders of substantially all of our outstanding stock have agreed not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of the registration statement of which this prospectus is part. The lock-up agreements permit transfers of shares of our common stock purchased on the open market and, subject to certain restrictions, transfers of shares as a gift, to trusts or immediate family members, or to certain entities or persons affiliated with the stockholder. Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. All of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., UBS Securities LLC, Wachovia Capital Markets, LLC and William Blair & Company, L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	4,600,000
Deutsche Bank Securities Inc.	1,800,000
UBS Securities LLC	1,800,000
Wachovia Capital Markets, LLC	900,000
William Blair & Company, L.L.C.	900,000

Total	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $.50 per share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $126,500,000, the total underwriters’ discounts and commissions would be $8,855,000 and total proceeds to us would be $117,645,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan described above in the “Management—Executive Compensation—Employee Benefit Plans” section, provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, provided that no transfers occur under such plan during the 180-day period;

•	transfers of shares as a gift or for no consideration;

•	distributions of shares to partners, members or stockholders of the stockholder; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, and no filing under Section 16 of the Exchange Act is required in connection with these transactions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our common stock has been approved for listing on the New York Stock Exchange.

We engaged Deutsche Bank Securities Inc. to provide a valuation and related services to us regarding our Japanese joint venture, for which we paid Deutsche Bank a customary fee.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Gray Cary Ware & Freidenrich LLP, East Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

Our consolidated financial statements at January 31, 2003 and 2004 and for each of the three years in the period ended January 31, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

The consolidated financial statements of salesforce.com as of February 29, 2000 and February 28, 2001 and 2002 and for the years ended February 28, 2001 and 2002 and for the period from inception (February 3, 1999) to February 29, 2000 were previously audited by PricewaterhouseCoopers LLP, certified public accountants. We dismissed PricewaterhouseCoopers LLP in September 2002 and engaged Ernst & Young LLP to audit salesforce.com’s consolidated financial statements for the period from inception (February 3, 1999) to January 31, 2000 and the years ended January 31, 2001, 2002 and 2003. Our board of directors approved the appointment of Ernst & Young LLP as our independent accountants in September 2002.

There were no disagreements at any time between PricewaterhouseCoopers LLP and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The audit report of PricewaterhouseCoopers LLP on the consolidated financial statements of salesforce.com as of February 28, 2002 and for the year then ended and as of February 29, 2000 and for the period from inception (February 3, 1999) to February 29, 2000 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of PricewaterhouseCoopers LLP on the consolidated financial statements of salesforce.com as of February 28, 2001 and for the year then ended did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to audit scope or accounting principles. The audit report however was qualified as to the uncertainty regarding our ability to continue as a going concern.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon completion of this offering, we will file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

Report of Independent Registered Public Accounting Firm

The Board of Directors

salesforce.com, inc.

We have audited the accompanying consolidated balance sheets of salesforce.com, inc. as of January 31, 2003 and 2004, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of salesforce.com, inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of salesforce.com, inc. at January 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, in fiscal 2002, the Company changed its method of accounting for sales commissions.

/s/    ERNST & YOUNG LLP

Palo Alto, California

April 29, 2004

salesforce.com, inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of January 31,		As of April 30, 2004	Pro Forma as of April 30, 2004
	2003	2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,709	$10,463	$5,560
Short-term marketable securities	7,300	25,349	38,173
Accounts receivable	9,581	26,536	24,490
Deferred commissions	3,045	8,266	7,782
Prepaid expenses and other current assets	1,332	3,532	4,687

Total current assets	29,967	74,146	80,692

Restricted cash	3,733	3,912	3,918
Fixed assets, net	4,988	5,069	4,548
Deferred commissions, noncurrent	390	2,890	2,129
Other assets	595	1,494	1,690

Total assets	$39,673	$87,511	$92,977

Liabilities, convertible preferred stock, and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$606	$2,035	$1,782
Accrued expenses and other current liabilities	8,487	17,682	18,648
Income taxes payable	—	534	560
Deferred revenue	19,171	49,677	52,340
Current portion of capital lease obligations	531	78	20

Total current liabilities	28,795	70,006	73,350

Capital lease obligations, net of current portion	78	—	—
Long-term lease abandonment liability and other	5,128	1,830	1,754
Minority interest	410	775	792

Total liabilities	34,411	72,611	75,896

Commitments and contingencies (Note 7)

Convertible preferred stock, $0.001 par value; 63,738,843 shares authorized, 58,024,345 shares issued and outstanding at January 31, 2003 and 2004 and April 30, 2004, and zero pro forma (aggregate liquidation preference of $64,376,033 at January 31, 2003 and 2004 and April 30, 2004) (Note 5)	61,137	61,137	61,137	$—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 200,000,000 shares authorized, 30,480,962, 31,530,626 and 33,232,535 issued and outstanding at January 31, 2003 and 2004 and April 30, 2004 and 91,256,880 pro forma, respectively	29	32	33	91
Additional paid-in capital	30,700	35,580	36,624	97,703
Deferred stock-based compensation	(9,588)	(8,251)	(7,526)	(7,526)
Notes receivables from stockholders	(1,574)	(1,674)	(1,698)	(1,698)
Accumulated other comprehensive income	6	10	8	8
Accumulated deficit	(75,448)	(71,934)	(71,497)	(71,497)

Total stockholders’ (deficit) equity	(55,875)	(46,237)	(44,056)	$17,081

Total liabilities, convertible preferred stock and stockholders’ deficit	$39,673	$87,511	$92,977

See accompanying notes.

salesforce.com, inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Revenues:
Subscription and support	$21,513	$47,656	$85,796	$16,922	$31,116
Professional services and other	896	3,335	10,227	1,991	3,723

Total revenues	22,409	50,991	96,023	18,913	34,839

Cost of revenues (1):
Subscription and support	3,718	7,199	7,782	1,597	2,282
Professional services and other	2,329	3,164	9,491	1,758	4,081

Total cost of revenues	6,047	10,363	17,273	3,355	6,363

Gross profit	16,362	40,628	78,750	15,558	28,476

Operating expenses (1):
Research and development	5,308	4,648	6,962	1,240	2,127
Marketing and sales	24,605	33,522	54,600	10,656	20,415
General and administrative	8,317	12,958	16,915	3,645	5,573
Lease abandonment (recovery)	7,657	—	(3,445)	—	—

Total operating expenses	45,887	51,128	75,032	15,541	28,115
(Loss) income from operations	(29,525)	(10,500)	3,718	17	361

Interest income	755	471	379	78	144
Interest expense	(272)	(77)	(22)	(9)	(1)
Other income	8	98	164	315	20

(Loss) income before provision for income taxes and minority interest	(29,034)	(10,008)	4,239	401	524
Provision for income taxes	—	—	541	49	70

(Loss) income before minority interest	(29,034)	(10,008)	3,698	352	454

Minority interest in consolidated joint venture	425	292	(184)	16	(17)

Net (loss) income	$(28,609)	$(9,716)	$3,514	$368	$437

Net (loss) income per share:
Basic	$(1.36)	$(0.37)	$0.12	$0.01	$0.01
Diluted	(1.36)	(0.37)	0.04	0.00	0.00

Weighted-average number of shares used in per share amounts:
Basic	21,039	26,375	29,605	28,660	31,688
Diluted	21,039	26,375	95,409	91,618	100,398
(1) Amounts include stock-based expenses, as follows:
Cost of revenues	$369	$428	$655	$160	$170
Research and development	436	402	462	120	89
Marketing and sales	1,422	1,696	2,029	514	414
General and administrative	2,224	2,241	1,213	290	204

Total stock-based expenses	$4,451	$4,767	$4,359	$1,084	$877

See accompanying notes.

salesforce.com, inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivables from Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balances at January 31, 2001	57,275,943	$59,852	28,732,096	$29	$17,002	$(7,682)	$(1,506)	$(49)	$(37,123)	$(37,172)	$(29,329)
Deferred compensation related to the issuance of Company and subsidiary stock options	—	—	—	—	(132)	144	—	—	—	—	12
Amortization of Company and subsidiary deferred stock-based compensation	—	—	—	—	—	2,608	—	—	—	—	2,608
Exercise of stock options	—	—	495,974	—	254	—	—	—	—	—	254
Accrued interest on stockholder notes receivable	—	—	—	—	—	—	(88)	—	—	—	(88)
Repurchase of unvested shares	—	—	(2,008,348)	(2)	(225)	—	—	—	—	—	(227)
Fair value of stock options issued to nonemployees for services	—	—	—	—	292	—	—	—	—	—	292
Accelerated vesting of employee stock options	—	—	—	—	1,298	—	—	—	—	—	1,298
Issuance of Series D preferred stock and common stock, net of issuance costs of $15	748,402	1,285	2,000,000	2	1,630	—	—	—	—	—	1,632
Beneficial conversion feature on Series D preferred stock	—	(70)	—	—	70	—	—	—	—	—	70
Deemed dividend relating to beneficial conversion feature on Series D preferred stock	—	70	—	—	(70)	—	—	—	—	—	(70)
Issuance of common stock to employee for services	—	—	35,100	—	130	—	—	—	—	—	130
Sale of subsidiary common stock	—	—	—	—	838	—	—	—	—	—	838
Translation adjustment	—	—	—	—	—	—	—	(159)	—	(159)	(159)
Net loss	—	—	—	—	—	—	—	—	(28,609)	(28,609)	(28,609)

Comprehensive loss, year ended January 31, 2002	—	—	—	—	—	—	—	—	—	(28,768)	—

Balances at January 31, 2002	58,024,345	61,137	29,254,822	29	21,087	(4,930)	(1,594)	(208)	(65,732)	(65,940)	(51,348)
Deferred compensation related to the issuance of Company and subsidiary stock options	—	—	—	—	7,589	(7,793)	—	—	—	—	(204)
Amortization of Company and subsidiary deferred stock-based compensation	—	—	—	—	—	3,135	—	—	—	—	3,135
Exercise of stock options	—	—	547,560	1	416	—	—	—	—	—	417
Stock options early exercised subject to repurchase	—	—	1,132,562	—	—	—	—	—	—	—	—
Repurchase of unvested shares	—	—	(646,982)	(1)	(341)	—	—	—	—	—	(342)
Fair value of stock options issued to nonemployees for services	—	—	—	—	310	—	—	—	—	—	310
Accelerated vesting of employee stock options	—	—	—	—	178	—	—	—	—	—	178
Cancellation of stockholder notes receivable for unvested common stock options	—	—	(87,500)	—	—	—	109	—	—	—	109
Accrued interest on stockholder notes receivable	—	—	—	—	—	—	(89)	—	—	—	(89)
Issuance of common stock and warrants to purchase common stock for services	—	—	280,500	—	1,106	—	—	—	—	—	1,106
Sale of subsidiary common stock	—	—	—	—	355	—	—	—	—	—	355
Translation adjustment	—	—	—	—	—	—	—	214	—	214	214
Net loss	—	—	—	—	—	—	—	—	(9,716)	(9,716)	(9,716)

Comprehensive loss, year ended January 31, 2003	—	—	—	—	—	—	—	—	—	(9,502)	—

Balances at January 31, 2003	58,024,345	61,137	30,480,962	29	30,700	(9,588)	(1,574)	6	(75,448)	(75,442)	(55,875)

See accompanying notes.

salesforce.com, inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit—(Continued)

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivables from Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 31, 2003	58,024,345	$61,137	30,480,962	$29	$30,700	$(9,588)	$(1,574)	$6	$(75,448)	$(75,442)	$(55,875)
Deferred compensation related to the issuance of Company and subsidiary stock options	—	—	—	—	2,339	(2,428)	—	—	—	—	(89)
Amortization of Company and subsidiary deferred stock-based compensation	—	—	—	—	—	3,765	—	—	—	—	3,765
Exercise of stock options	—	—	1,041,131	3	1,891	—	—	—	—	—	1,894
Repurchase of unvested shares	—	—	(23,967)	—	(17)	—	—	—	—	—	(17)
Fair value of stock awards issued to nonemployees for services	—	—	32,500	—	422	—	—	—	—	—	422
Accelerated vesting of employee stock options	—	—	—	—	146	—	—	—	—	—	146
Accrued interest on stockholder notes receivable	—	—	—	—	—	—	(100)	—	—	—	(100)
Sale of subsidiary common stock	—	—	—	—	99	—	—	—	—	—	99
Translation adjustment	—	—	—	—	—	—	—	4	—	4	4
Net income	—	—	—	—	—	—	—	—	3,514	3,514	3,514

Comprehensive income, year ended January 31, 2004	—	—	—	—	—	—	—	—	—	3,518	—

Balances at January 31, 2004	58,024,345	61,137	31,530,626	32	35,580	(8,251)	(1,674)	10	(71,934)	(71,924)	(46,237)
Deferred compensation related to the issuance of Company and subsidiary stock options (unaudited)	—	—	—	—	59	(97)	—	—	—	—	(38)
Amortization of Company and subsidiary deferred stock-based compensation (unaudited)	—	—	—	—	—	822	—	—	—	—	822
Exercise of stock options (unaudited)	—	—	1,710,348	1	987	—	—	—	—	—	988
Repurchase of unvested shares (unaudited)	—	—	(8,439)	—	(36)	—	—	—	—	—	(36)
Fair value of stock awards issued to nonemployees for services (unaudited)	—	—	—	—	34	—	—	—	—	—	34
Accrued interest on stockholder notes receivable (unaudited)	—	—	—	—	—	—	(24)	—	—	—	(24)
Translation adjustment (unaudited)	—	—	—	—	—	—	—	(2)	—	(2)	(2)
Net income (unaudited)	—	—	—	—	—	—	—	—	437	437	437

Comprehensive income, three months ended April 30, 2004 (unaudited)	—	—	—	—	—	—	—	—	—	435	—

Balances at April 30, 2004 (unaudited)	58,024,345	$61,137	33,232,535	$33	$36,624	$(7,526)	$(1,698)	$8	$(71,497)	$(71,489)	$(44,056)

See accompanying notes.

salesforce.com, inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Operating activities:
Net (loss) income	$(28,609)	$(9,716)	$3,514	$368	$437
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Minority interest in consolidated joint venture	(425)	(292)	184	(16)	17
Depreciation and amortization	2,403	2,664	2,591	618	748
Loss on retirement of fixed assets	—	589	68	17	—
Amortization of deferred commissions	241	2,885	8,599	1,452	3,593
Lease abandonment (recovery)	7,657	—	(3,445)	—	—
Accrued interest on stockholder notes receivable	(88)	(89)	(100)	(21)	(24)
Expense related to stock-based awards	4,451	4,767	4,359	1,084	877
Changes in assets and liabilities:
Accounts receivable	(3,991)	(3,872)	(16,955)	(2,543)	2,046
Deferred commissions	(870)	(5,691)	(16,320)	(1,917)	(2,348)
Prepaid expenses and other current assets	317	(579)	(2,216)	(248)	(1,155)
Other assets	84	16	(723)	—	(145)
Accounts payable	70	(199)	1,429	18	(253)
Accrued expenses and other current liabilities	246	3,864	10,339	1,075	326
Income taxes	—	—	534	49	26
Deferred revenue	5,348	12,043	30,506	5,139	2,663
Lease abandonment and other liability	—	(1,177)	(583)	(314)	(149)

Net cash (used in) provided by operating activities	(13,166)	5,213	21,781	4,761	6,659

Investing activities:
Restricted cash	—	(233)	(179)	(19)	(6)
Purchases of marketable securities	—	(27,977)	(39,900)	(9,994)	(40,726)
Sales and maturities of marketable securities	—	20,677	21,851	1,900	27,902
Capital expenditures	(713)	(2,022)	(2,916)	(331)	(278)

Net cash used in investing activities	(713)	(9,555)	(21,144)	(8,444)	(13,108)

Financing activities:
Proceeds from the issuance of convertible Series A, B, C, and D preferred stock, net of issuance costs	1,285	—	—	—	—
Proceeds from the issuance of common stock, net of issuance costs	1,632	—	—	—	—
Proceeds from exercise of stock options	254	1,580	1,480	61	1,642
Principal payments on capital lease obligations	(656)	(757)	(531)	(151)	(58)
Repurchase of unvested shares	(227)	(342)	(17)	(5)	(36)
Proceeds from subsidiary stock offerings	1,259	551	167	—	—

Net cash provided by (used in) financing activities	3,547	1,032	1,099	(95)	1,548

Net (decrease) increase in cash and cash equivalents	(10,332)	(3,310)	1,736	(3,778)	(4,901)
Effect of exchange rate changes on cash and cash equivalents	(159)	310	18	10	(2)

Net (decrease) increase in cash and cash equivalents	(10,491)	(3,000)	1,754	(3,768)	(4,903)
Cash and cash equivalents at beginning of period	22,200	11,709	8,709	8,709	10,463

Cash and cash equivalents at end of period	$11,709	$8,709	$10,463	$4,941	$5,560

Supplemental cash flow disclosure:
Cash paid during the year for:
Interest	$272	$77	$22	$9	$1
Income taxes	—	—	7	—	44

Noncash financing and investing activities:
Equipment acquired under capital lease	642	—	—	—	—
Transfer of capital lease to operating lease	—	569	—	—	—
Beneficial conversion feature on Series D preferred stock	70	—	—	—	—
Cancellation of stockholder notes receivable for unvested common stock options	—	109	—	—	—

See accompanying notes.

salesforce.com, inc.

Notes to Consolidated Financial Statements

Fiscal Years Ended January 31, 2002, 2003 and 2004

(Information as of April 30, 2004 and for the

three months ended April 30, 2003 and 2004 is unaudited)

1.    Summary of Business and Significant Accounting Policies

Description of Business and Basis of Presentation

Salesforce.com, inc. (the “Company”) was incorporated in Delaware in February 1999. Principal offices are located in San Francisco, California. The Company is the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand. It provides a comprehensive customer relationship management (“CRM”) service to businesses of all sizes and industries worldwide. The Company began to offer its on-demand application service on a subscription basis in February 2000. The Company conducts its business worldwide, with subsidiaries in Europe and Japan.

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet as of April 30, 2004, the consolidated statements of operations and cash flows for the three months ended April 30, 2003 and 2004 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended April 30, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position as of April 30, 2004, its results of operations and its cash flows for the three months ended April 30, 2003 and 2004. The results for the three months ended April 30, 2004 are not necessarily indicative of the results to be expected for the year ending January 31, 2005.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 58,024,345 shares of common stock based on the shares of convertible preferred stock outstanding at April 30, 2004. Unaudited pro forma stockholders’ equity as adjusted for the assumed conversion of the convertible preferred stock, is set forth on the consolidated balance sheet.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in the Company’s consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management include the determination of the fair value of stock awards issued and the adequacy of the lease abandonment accrual. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SFDC International Ltd. and SFDC EMEA Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Additionally, the Company holds a majority interest in Kabushiki Kaisha salesforce.com (“Salesforce Japan”), a Japanese joint venture (see Note 2). The Company records gains and losses resulting from the change of interest in Salesforce Japan directly to stockholders’ deficit as additional paid-in capital.

Segments

The Company operates in one segment.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are included in net (loss) income for the period and have not been material during the years ended January 31, 2002, 2003, and 2004 and the three months ended April 30, 2004. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Concentrations of Credit Risk and Significant Customers and Suppliers

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term marketable securities, restricted cash, and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable. Additionally, customers’ financial condition and creditworthiness are regularly evaluated.

The Company’s accounts receivable and net revenues are derived from a large number of direct customers. Other than a single customer who accounted for 7 percent of the accounts receivable balance at January 31, 2004, no customer accounted for more than 5 percent of accounts receivable at January 31, 2003 and 2004 and April 30, 2004. No single customer accounted for 5 percent or more of total revenue during the years ended January 31, 2002, 2003, and 2004 and the three months ended April 30, 2004.

As of January 31, 2003 and 2004 and April 30, 2004, assets located outside the Americas were 9 percent, 12 percent and 12 percent of total assets, respectively. Revenues for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, outside the Americas were 9 percent, 14 percent, 18 percent and 19 percent, respectively, of total revenues. Revenues by geographical region are as follows (in thousands):

	Fiscal Year Ended January 31,			Three Months Ended April 30, 2004
	2002	2003	2004	(unaudited)
Americas	$20,305	$43,855	$78,958	$28,336
Europe	1,680	5,345	11,754	4,632
Asia Pacific	424	1,791	5,311	1,871

	$22,409	$50,991	$96,023	$34,839

The loss from operations outside the Americas totaled $3,273,000, $3,791,000, $1,098,000 and $119,000 for the years ended January 31, 2002, 2003, and 2004 and the three months ended April 30, 2004, respectively.

The Company serves all of its customers and users from a single, third-party Web hosting facility located in Sunnyvale, California. The Company does not control the operation of this facility, and it is vulnerable to

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Notes to Consolidated Financial Statements—(Continued)

damage or interruption. The Company has an agreement with SunGard Data Systems, a provider of availability services, to provide access to a geographically remote disaster recovery facility that would provide the Company with access to hardware, software and Internet connectivity in the event the Web hosting facility in Sunnyvale becomes unavailable. Even with this disaster recovery arrangement, the Company’s service would be interrupted during the transition.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost, which approximates fair value.

Restricted Cash

The Company’s restricted cash balance of $3,733,000, $3,912,000 and $3,918,000 at January 31, 2003 and 2004 and April 30, 2004, respectively, consisted primarily of a certificate of deposit in the amount of $3,500,000, plus interest, that served as collateral to a letter of credit that was issued to the Company’s principal landlord as a security deposit. The letter of credit is further discussed in Note 7. The certificate of deposit bears annual interest at 1 percent and the letter of credit renews annually through December 31, 2010. The remaining restricted cash balance at January 31, 2003 and 2004 and April 30, 2004, of $233,000, $412,000 and $418,000, respectively, consisted of collateral for the Company’s credit card processor and sublease of office space.

Marketable Securities

The Company’s investments in marketable securities consist substantially of short-term municipal bonds. Management determines appropriate classification of investments in marketable securities at the time of purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and reevaluates such determination at each balance sheet date. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity. Fair value is determined based on quoted market rates. Realized gains and losses and declines in value judged to be other-than-temporary on securities available for sale are included as a component of interest income. The cost of securities sold is based on the specific-identification method. Interest on securities classified as available for sale is included as a component of interest income.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, short term marketable securities, restricted cash, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of capital lease obligations approximates fair value.

Fixed Assets

Fixed assets are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computers, equipment, and software	3 to 5 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	Shorter of the estimated useful life of 5 years or the lease term

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Notes to Consolidated Financial Statements—(Continued)

When assets are retired, the cost and accumulated depreciation and amortization are removed from their respective accounts and any loss on such retirement is reflected in operating expenses. When assets are otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts and any gain or loss on such sale or disposal is reflected in other income (expense).

During fiscal 2003 and 2004 and the three months ended April 30, 2004, the Company retired certain fixed assets, which had a total net book value of $589,000, $68,000 and zero, respectively. These amounts were expensed and are reflected in operating expenses in the accompanying Consolidated Statements of Operations.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods.

Software and Website Development Costs

The Company follows the guidance of Emerging Issues Task Force (“EITF”) Issue No. 00-2, Accounting for Web Site Development Costs (“EITF 00-2”), and EITF Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware (“EITF 00-3”). EITF 00-2 sets forth the accounting for website development costs based on the website development activity. EITF 00-3 sets forth the accounting for software in a hosting arrangement. As such, the Company follows the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), in accounting for the development of its on-demand application service. SOP 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software’s estimated useful life of three years. The Company capitalized $204,000, $364,000, $453,000 and $138,000 during the years ended January 31, 2002, 2003, and 2004 and the three months ended April 30, 2004, respectively. Amortization expense totaled $69,000, $186,000, $277,000 and $87,000 during the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of other comprehensive income and net loss. Other comprehensive income includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income. Comprehensive income (loss) has been reflected in the consolidated statements of convertible preferred stock and stockholders’ deficit.

Accumulated other comprehensive income (loss) totaled $(159,000), $214,000, $4,000, $(36,000) and $(2,000) for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2003 and 2004, respectively, resulting from foreign currency translations.

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Notes to Consolidated Financial Statements—(Continued)

Accounting for Stock-Based Compensation

The Company accounts for compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). Under APB 25, compensation expense of fixed stock options is based on the difference, if any, on the date of the grant between the deemed fair value of the Company’s stock and the exercise price of the option. Compensation expense is recognized on a straight-line basis over the option-vesting period of four years. The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

Pro forma information regarding the results of operations is determined as if the Company had accounted for its employee stock options using the fair-value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes method with the following assumptions:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Volatility	100%	100%	100%	100%	100%
Weighted-average estimated life	4 years	4 years	4 years	4 years	4 years
Weighted-average risk-free interest rate	3.81%	1.67%	2.92%	2.29%	2.86%
Dividend yield	—	—	—	—	—

Had compensation cost for the Company’s stock-based compensation plans been determined using the fair-value method at the grant date for awards under those plans calculated using the Black-Scholes pricing model, the Company’s net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Net (loss) income, as reported	$(28,609)	$(9,716)	$3,514	$368	$437
Add: Total stock-based employee compensation expense included in the determination of net (loss) income	2,608	3,135	3,765	994	822
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards	(4,025)	(4,805)	(7,884)	(1,520)	(2,847)

Net loss, pro forma	$(30,026)	$(11,386)	$(605)	$(158)	$(1,588)

Net (loss) income, per share:
Basic:
As reported	$(1.36)	$(0.37)	$0.12	$0.01	$0.01
Pro forma	(1.43)	(0.43)	(0.02)	$(0.01)	(0.05)
Diluted:
As reported	$(1.36)	$(0.37)	$0.04	$0.00	$0.00
Pro forma	(1.43)	(0.43)	(0.02)	(0.01)	(0.05)

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

For the pro forma calculation, the per share weighted-average fair value of options granted are as follows:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Weighted-average fair value:
Options granted below fair value	$1.21	$1.65	$2.69	$2.03	$—
Options granted above fair value	1.31	—	—	—	—
Options equal to fair value	—	—	3.65	1.73	5.60

Weighted-average exercise price:
Options granted at or below fair value	$0.51	$1.10	$3.74	$1.22	$3.22
Options granted above fair value	2.00	—	—	—	—

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing net (loss) income by weighted-average number of common shares outstanding for the fiscal period. Diluted net (loss) income per share is computed giving effect to all potential dilutive common stock, including options, warrants and convertible preferred stock.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net (loss) income per share is as follows (in thousands):

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Numerator:
Net (loss) income	$(28,609)	$(9,716)	$3,514	$368	$437

Denominator:
Weighted-average shares outstanding for basic (loss) earnings per share, net of weighted-average shares of common stock subject to repurchase	21,039	26,375	29,605	28,660	31,688
Effect of dilutive securities:
Employee stock options and warrants	—	—	7,780	4,934	10,686
Convertible preferred stock	—	—	58,024	58,024	58,024

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	21,039	26,375	95,409	91,618	100,398

Outstanding unvested common stock purchased by employees is subject to repurchase by the Company and therefore is not included in the calculation of the weighted-average shares outstanding for basic (loss) earnings per share.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

The following were excluded from the computation of diluted earnings per share as they had an anti-dilutive impact (in thousands):

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2002	2003	2004	2003	2004
				(unaudited)
Convertible preferred stock	58,024	58,024	—	—	—
Options	4,075	10,526	901	1,896	—
Warrants	1,214	1,299	—	591	—

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

The Company derives its revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing its on-demand application service, and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services and other revenues, consisting primarily of training fees. Because the Company provides its application as a service, the Company follows the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition. On August 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the customer;

•	The collection of the fees is probable; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription and support revenues are recognized on a monthly basis over the lives of the contracts. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Professional services and other revenues, when sold with subscription and support offerings, are accounted for separately since these services have value to the customer on a stand-alone basis and there is objective and reliable evidence of fair value of the undelivered elements. The Company’s arrangements do not contain general rights of return. Additionally, when professional services are sold with other elements, the consideration from the revenue arrangement is allocated among the separate elements based upon the relative fair value. Professional services and other revenues are recorded as follows: Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration. Training revenues, resulting from system administrator, user, and partner workshops, are recognized after the services are performed.

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Notes to Consolidated Financial Statements—(Continued)

On occasion, the Company has purchased from its suppliers goods or services for the Company’s use in its operations at or around the same time these same businesses entered into subscription and/or consulting agreements. The Company generally defines “at or around the same time” as within six months. Revenues recognized from customers who were also suppliers were not significant during the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004. Both the procurement and revenue agreements are separately negotiated, settled ultimately in cash, and recorded at what the Company considers to be fair value. When any of these factors is not present, the Company does not recognize the revenue from the underlying sale agreements; rather, the revenue is netted with expenses.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from the Company’s subscription service described above and is recognized as revenue recognition criteria are met.

Deferred Commissions

Deferred commissions are the incremental costs that are directly associated with noncancelable subscription contracts with customers and consist of sales commissions paid to the Company’s direct sales force. The commissions are deferred and amortized over the noncancelable terms of the related customer contracts, which are typically 12 to 24 months. The commission payments are paid in full the month after the customer’s service commences. The deferred commission amounts are recoverable through the future revenue streams under the noncancelable customer contracts. The Company believes this is the preferable method of accounting as the commission charges are so closely related to the revenue from the noncancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Amortization of deferred commissions is included in marketing and sales expense in the accompanying consolidated statements of operations.

In previously issued financial statements, the Company expensed its sales commissions for customer contracts entered into during fiscal 2002 when the liabilities were incurred, regardless of whether the customer contracts were noncancelable or not. The Company has restated its fiscal 2002 and 2003 results as though the deferral and amortization method of accounting had been retroactively applied as of May 1, 2001, which is when the Company began to enter into noncancelable subscription arrangements with its customers. This resulted in a reduction of the previously reported fiscal 2002 net loss of $629,000, or $0.03 per diluted share. The impact on previously reported fiscal 2003 was an increase in the net loss of $377,000, or $0.01 per diluted share, resulting from the amortization of commissions deferred on fiscal 2002 subscription contracts of $629,000, offset by additional commissions deferred on fiscal 2003 subscription contracts of $252,000. The impact of this restatement is reflected in the reported results herein.

As such, the accompanying consolidated financial statements for fiscal 2002, 2003 and 2004 and the three months ended April 30, 2003 and 2004 are presented using the same basis of accounting for sales commissions.

Warranties and Indemnification

The Company’s on-demand application service is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and substantially in accordance with the Company’s online help documentation under normal use and circumstances.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. To date, the Company has

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Notes to Consolidated Financial Statements—(Continued)

not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has entered into service level agreements with a small number of its customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. Through April 30, 2004, the Company recorded a provision of $100,000 for potential credits, and no customer has terminated its subscription agreement pursuant to any service level agreement provisions.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $6,402,000, $3,997,000, $5,048,000 and $1,363,000 for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively.

2.    Joint Venture

On December 7, 2000, the Company entered into a joint venture agreement with SunBridge, Inc., a Japanese corporation, to establish Salesforce Japan. In accordance with the agreement, the Company contributed $1,339,000 for 300,000 shares of common stock, which resulted in a 75 percent interest in the joint venture. Provided that the Company owns at least 30 percent of the outstanding voting shares of the joint venture, the Company has the right to appoint three of the six board members of the joint venture, and together with SunBridge, may appoint a fourth director.

On September 15, 2001, the joint venture sold 4,000 shares of common stock to an executive of the joint venture at a per share price that was below fair value. As a result, the joint venture recorded compensation expense relating to the difference between the price paid per share and the fair value per share, which equaled $76,000. As a result of this transaction, the Company’s ownership percentage decreased from 75 percent to 74.3 percent.

On December 4, 2001, the joint venture sold an additional 44,400 shares of common stock to new investors at a per share price of $28.21 for total proceeds of $1,252,369. As a result, the Company’s ownership percentage declined from 74.3 percent to 66.9 percent. The Company’s change in interest in the joint venture resulted in a gain of $838,000, which has been recorded directly to additional paid-in capital. This gain was calculated based on the Company’s proportionate share of the proceeds from the sale.

On September 29, 2002 and October 28, 2002, the joint venture sold an additional 9,000 and 8,000 shares of common stock, respectively, to new investors at a per share price of $32.41 for total proceeds of $551,000. As a result, the Company’s ownership percentage declined from 66.9 percent to 64.5 percent. The Company’s change in interest in the joint venture resulted in a gain of $355,000, which has been recorded directly to additional paid-in capital. This gain was calculated based on the Company’s proportionate share of the proceeds from the sale.

On September 11, 2003, the joint venture sold an additional 4,750 shares of common stock to new investors at a per share price of $35.16 for total proceeds of $167,000. As a result, the Company’s ownership percentage

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

declined from 64.5 percent to 63.8 percent. The Company’s change in interest in the joint venture resulted in a gain of $99,000, which has been recorded directly to additional paid-in capital. This gain was calculated based on the Company’s proportionate share of the proceeds from the sale.

The Board of Directors of the joint venture has authorized options to purchase 40,000 shares to be issued to employees under its Stock Option Plan in accordance with the rules and regulations of the Commercial Code of Japan. The Japanese Stock Option Plan includes antidilution provisions such that the option holders are allowed additional options if the joint venture issues additional stock and the exercise price of their options is reduced if the additional stock is issued for an amount less than such exercise price. These provisions result in variable accounting for the plan, as the number of options awarded is not fixed and no measurement date currently exists. In fiscal 2002, 2003 and 2004 and the three months ended April 30, 2004, the joint venture granted options to purchase 34,100, 2,600, 3,000 and zero shares, respectively, to its employees to purchase shares of common stock in the joint venture. The stock options were issued with an exercise price of ¥500 per share (approximately $4.00 per share), ¥3,500 per share (approximately $30.00 per share) and ¥3,500 per share (approximately $31.00 per share) and vest over a two-year period. As a result of these stock option grants, the joint venture recorded $778,000, $162,000, $13,000 and zero of deferred stock-based compensation during the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively. The joint venture amortized $190,000, $544,000, $274,000 and $3,000 of deferred stock-based compensation expense during the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively. The joint venture reversed zero, $34,000, zero and zero of deferred stock-based compensation related to terminated employees during the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively.

Given the Company’s majority ownership interest in the joint venture, the accounts of the joint venture have been consolidated with the accounts of the Company, and a minority interest has been recorded for the third party’s interest in the net assets and operations of the joint venture to the extent of the minority partners’ individual investments. All intercompany transactions have been eliminated, with the exception of minority interest.

Under the terms of the joint venture agreement, the joint venture will terminate if the joint venture becomes a public company or is sold to a third party, or upon the mutual agreement of the parties. In addition, if the Company commits a breach of, or if the Company fails to perform, its material obligations under the joint venture agreement, which are not cured in a timely manner, SunBridge can require the Company to purchase all of its shares in the joint venture. The purchase price for SunBridge’s shares would be the then fair market value plus a specified premium. In the event that SunBridge commits a breach of, or if it fails to perform, its material obligations under the joint venture agreement, which it does not cure in a timely manner, or if SunBridge enters into bankruptcy proceedings, the Company can require SunBridge to sell to it all of their shares in the joint venture. The purchase price for SunBridge’s shares would be the then fair market value less a specified discount. Additionally, if the Company and SunBridge are unable to agree on certain operational matters, either party can require the other to purchase all of its shares of the joint venture at a price equal to the then fair value market value. Fair market value is to be determined by mutual agreement of the parties, or if the parties are unable to agree, by an independent appraiser.

3.    Balance Sheet Accounts

Marketable Securities

At January 31, 2003 and 2004 and at April 30, 2004, the Company had $7,300,000, $25,349,000 and $38,173,000 of short-term marketable securities, respectively, consisting substantially of municipal bonds. These securities have been classified as available for sale in accordance with SFAS No. 115. The cost of these securities approximates the fair value.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Fixed Assets

Fixed assets consisted of the following (in thousands):

	January 31,		April 30, 2004
	2003	2004
			(unaudited)
Computers, equipment, and software	$7,010	$8,693	$8,743
Furniture and fixtures	1,353	1,784	1,441
Leasehold improvements	1,113	1,610	1,795
Construction-in-progress	363	—	—

	9,839	12,087	11,979

Less accumulated depreciation and amortization	(4,851)	(7,018)	(7,431)

	$4,988	$5,069	$4,548

Depreciation and amortization expense totaled $2,334,000, $2,478,000, $2,314,000 and $661,000 for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively.

Fixed assets at January 31, 2003 and 2004 and at April 30, 2004, included a total of $1,788,000 at the end of each period, acquired under capital lease agreements. Accumulated amortization relating to equipment under capital leases totaled $1,214,000 and $1,717,000 and $1,770,000, respectively, at January 31, 2003 and 2004 and April 30, 2004. Amortization of assets under capital leases is included in depreciation and amortization expense.

Other Assets

Other assets consisted of the following (in thousands):

	January 31,		April 30, 2004
	2003	2004
			(unaudited)
Capitalized internal-use software development costs, net of accumulated amortization of $284, $561 and $648, respectively	$396	$572	$623
Long-term deposits	199	922	1,067

	$595	$1,494	$1,690

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31,		April 30, 2004
	2003	2004
			(unaudited)
Accrued compensation	$2,072	$8,980	$6,398
Accrued other liabilities	2,037	3,812	5,099
Current portion of lease abandonment liability	1,207	477	391
Liability for early exercise of unvested employee stock options	1,163	749	1,404
Accrued taxes payable	848	2,304	2,936
Accrued professional costs	652	695	1,549
Accrued rent	508	665	871

	$8,487	$17,682	$18,648

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Notes to Consolidated Financial Statements—(Continued)

4.    Income Taxes

The domestic and foreign components of (loss) income before minority interest and provisions for income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,
	2002	2003	2004
Domestic	$(24,472)	$(4,247)	$9,550
Foreign	(4,562)	(5,761)	(5,311)

	$(29,034)	$(10,008)	$4,239

The provisions for income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,
	2002	2003	2004
Current:
Federal	$—	$—	$186
State	—	—	263
Foreign	—	—	92

	$—	$—	$541

The Company recorded a provision for income taxes of $70,000 for the three months ended April 30, 2004. This provision for income taxes consists of amounts accrued for the Company’s estimated fiscal 2005 domestic, federal and state income tax liability as well as an estimate of the Company’s foreign income tax expense. This provision is based upon the Company’s estimated fiscal 2005 income before the provision for income taxes and takes into consideration the utilization of net operating loss carryforwards. To the extent the estimate of fiscal 2005 income before the provision for income tax changes, the Company’s provision for income taxes will change as well and may take into consideration the utilization of the valuation allowance recorded against the Company’s deferred tax assets.

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows (in thousands):

	Fiscal Year Ended January 31,
	2002	2003	2004
U.S. federal taxes (benefit) at statutory rate	$(10,162)	$(3,503)	$1,484
State	—	—	263
Deferred compensation	965	697	802
Foreign losses providing no benefit	1,597	2,016	1,859
Unutilized net operating losses	7,588	563	(4,068)
Foreign tax expense	—	—	92
Other	12	227	109

	$—	$—	$541

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets were as follows (in thousands):

	January 31,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$18,106	$14,729
Lease abandonment	2,444	1,040
Deferred compensation	1,242	1,973
Tax credits	824	1,017
Capitalized start-up costs	450	—
Other	1,592	920

Total deferred tax assets	24,658	19,679

Less valuation allowance	(24,658)	(19,679)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,464,000 for the year ended January 31, 2003, and decreased by $4,979,000 for the year ended January 31, 2004.

At January 31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $34,676,000, which expire in 2020 through 2023 and federal research and development tax credits of approximately $734,000, which expire in 2020 through 2023. The Company also has state net operating loss carryforwards of approximately $45,078,000 which expire beginning in 2007 and state research and development tax credits of approximately $435,000 which have no expiration date.

Utilization of the Company’s net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

5.    Convertible Preferred Stock

At January 31, 2003 and 2004 and April 30, 2004, convertible preferred stock consisted of the following:

	Shares		Aggregate Liquidation Preference
	Authorized	Issued and Outstanding
Series A	25,850,000	25,850,000	$517,000
Series B	12,588,345	12,588,345	3,776,503
Series C	7,650,498	7,526,640	13,171,620
Series D	12,650,000	12,059,360	46,910,910
Series E	5,000,000	—	—

	63,738,843	58,024,345	$64,376,033

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

The rights, preferences, and privileges of the convertible preferred stock are as follows:

Dividends

The holders of Series A, Series B, Series C, and Series D preferred stock are entitled to receive noncumulative dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.0012, $0.018, $0.093, and $0.233 per share per annum, respectively, when and if declared by the Board of Directors. After payment of the dividend preference, outstanding shares of preferred stock shall participate with shares of common stock as to any additional declaration or payment of any dividend. As of April 30, 2004, no dividends had been declared or paid.

Conversion

Each share of preferred stock is convertible, at the option of its holder, into the number of fully paid and nonassessable shares of common stock which results from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion. The original issue prices per share of Series A, Series B, Series C and Series D preferred stock, respectively, are $0.02, $0.30, $1.75, and $3.89. As of January 31, 2004, the conversion prices per share of Series A, Series B, Series C and Series D preferred stock, respectively, were $0.02, $0.30, $1.75, and $3.89, and the rate at which each share converted into common stock is one for one.

Each share of Series A, Series B and Series C preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately on the earlier of (1) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A, Series B, and Series C preferred stock, or (2) the closing of the sale of the Company’s common stock in a firm commitment underwritten public offering with aggregate gross proceeds of at least $20,000,000 at a price per share of at least $3.00.

Each share of Series D preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately on the earlier of (1) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Series D preferred stock, or (2) the closing of the sale of the Company’s common stock in a firm commitment underwritten public offering with aggregate gross proceeds of at least $20,000,000 at a price per share of at least $5.00, and provided that the aggregate value of all shares of the Company’s common stock outstanding before the offering, together with all shares of common stock issuable upon the conversion or exercise of other securities of the Company outstanding or reserved for issuance under our stock option plans before the offering, valued at the price per share established in the offering, is at least $535,500,000.

Liquidation Preferences

In the event of any liquidation, dissolution, or winding up of the Company either voluntary or involuntary, the holders of Series A, Series B, Series C, and Series D preferred stock will be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to the sum of the original purchase price of $0.02, $0.30, $1.75 and $3.89 per share, respectively, plus any declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds available for distribution among the holders of preferred stock are insufficient to permit the payment of these preferential amounts in full, the entire assets and funds legally available for distribution will be distributed ratably among the holders of the preferred stock in proportion of the aggregate liquidation preference for the shares of such stock owned by each holder.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

After completion of distribution to the preferred stockholders, the remaining assets of the Company will be distributed to the holders of preferred stock and common stock together in proportion to the number of shares of common stock held by each, assuming conversion into common stock of all shares of preferred stock, provided that the holders of Series A, Series B, Series C and Series D preferred stock will not be entitled to receive any further distribution after each has received total distributions of $0.06, $0.90, $5.25, and $11.67 per share, respectively.

A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50 percent of the voting stock of the surviving company or the sale, transfer, or lease of substantially all assets of the Company will be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the equity section of the accompanying balance sheet.

Voting Rights

Each share of Series A, Series B, Series C, and Series D preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock is convertible on the record date for any vote, or effective date of any written consent, as applicable.

Antidilution Provisions

Each share of Series A, Series B, Series C and Series D preferred stock has standard anti-dilution protection. In addition, in the event that more than 10,282,776 shares of Series D preferred stock are sold by the Company, the Company is obligated to issue to certain investors warrants to purchase additional shares of Series D preferred stock. Each warrant will be exercisable at any time until the fifth anniversary of the date of issuance at a per share exercise price of $3.89 (see discussion below under Warrants).

Warrants

In fiscal year 2001, the Company issued two warrants to purchase 40,000 and 35,000 shares, respectively, of Series C preferred stock at an exercise price of $1.75 per share to the landlord of the Company’s corporate headquarters. The warrants were fully vested at the date of grant with no performance obligations by the landlord and expire in April 2007. The warrants were valued using the Black-Scholes pricing model. Assumptions used were as follows: fair value of the underlying stock of $1.75; risk-free interest rate of 6.27 percent; contractual life of seven years; no dividends during the term; and volatility of 100 percent. The fair value of the warrants totaled $112,000 and was recorded as prepaid rent. This amount will be amortized to rent expense over the lease term of 10 years. The related rent expense recorded for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, totaled $11,000, $11,000, $11,000 and $2,000, respectively.

In fiscal year 2001, the Company issued a warrant to purchase 10,000 shares of Series D preferred stock at an exercise price of $3.89 per share to this landlord. The warrant was issued in consideration of the Company’s lease for its corporate headquarters. The warrant was fully vested at the date of grant without any performance obligations by the landlord and expires seven years from the date of grant. The warrant was valued using the Black-Scholes pricing model. Assumptions used were as follows: fair value of the underlying stock of $3.89; risk-free interest rate of 6.33 percent; contractual life of seven years; no dividends during the term; and volatility of 100 percent. The fair value of the warrant totaled $33,000 and was recorded as prepaid rent. This amount is being amortized to rent expense over the lease term of 10 years. The related rent expense recorded for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, totaled $3,000, $3,000, $3,000 and $1,000, respectively.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

In fiscal year 2001, the Company issued a warrant to purchase 48,857 shares of Series C preferred stock at an exercise price of $1.75 per share to a leasing company in consideration for capital leases. The warrant was fully vested at the date of grant without any performance obligations by the leasing company and expires seven years from the date of grant or three years from the effective date of an initial public offering by the Company, whichever is earlier. The warrant was valued using the Black-Scholes pricing model. Assumptions used were as follows: fair value of the underlying stock of $1.75; risk-free interest rate of 6.27 percent; contractual life of seven years; no dividends during the term; and volatility of 100 percent. The fair value of the warrant totaled $73,000 and was recorded as a discount to the related capital lease obligation. This amount was amortized to interest expense over the lease term, which was three years, and was fully amortized in fiscal 2004. The related interest expense recorded for the years ended January 2002, 2003 and 2004, totaled $24,000, $24,000 and $6,000, respectively.

In fiscal year 2001, the Company sold 3,341,902 shares of Series D preferred stock to an investor for aggregate proceeds of $12,999,999. Based on the antidilution provisions described above, warrants to purchase Series D preferred stock were contingently issuable at the time of the sale. Based on the information available at the time of sale, it was considered probable that warrants would be issued to the investor. The proceeds from the sale of the Series D preferred stock were allocated to the Series D preferred stock and the contingent warrants based on their estimated relative fair values. The estimated number of shares subject to the warrants to be issued was 580,639 at an exercise price of $3.89 per share. These warrants are exercisable immediately and expire five years from the date of grant. The fair value of the warrants was estimated using the Black-Scholes pricing model. Assumptions used were as follows: fair value of the underlying stock of $3.89; risk-free interest rate of 4.86 percent; contractual life of five years; no dividends during the term; and volatility of 100 percent. The apportioned value of the warrants of $1,527,000 has been allocated to additional paid-in capital. In January 2001, warrants to purchase 334,158 shares were issued to the investor. In accordance with the antidilution provisions described above, the sale of Series D preferred stock in June 2001, as described below, triggered the issuance of additional warrants to purchase shares of Series D preferred stock to this investor. As a result, the Company issued in July 2001 warrants to purchase an aggregate of 246,481 shares of Series D preferred stock at an exercise price of $3.89 per share to the investor. Given that the fair value of these contingent warrants was recorded in fiscal year 2001, no further amounts were recorded with respect to this transaction.

Issuance of Series D Preferred Stock and Common Stock

In June 2001, the Company sold 748,402 shares of Series D preferred stock and 2,000,000 shares of common stock to an investor for aggregate gross proceeds of $2,931,266. The proceeds were allocated to the Series D preferred stock and the common stock issued based on their relative fair values. The relative fair value was calculated based on the fair market value of the Series D preferred stock and common stock at the commitment date to purchase the Series D preferred stock and common stock. A beneficial conversion feature of $70,000 was calculated based on the difference between the accounting conversion price of the Series D preferred stock and the fair value of common stock at the commitment date. Since the Series D preferred stock was immediately convertible upon issuance, the Company recognized a deemed dividend for the discount of the Series D preferred stock created by the beneficial conversion feature amounting to $70,000.

6.    Stockholders’ Equity

Stock Options Issued to Employees

In April 1999, the Board of Directors adopted and stockholders approved the 1999 Stock Option Plan (the “Plan”), which provides for the issuance of incentive and nonstatutory options to employees and nonemployees of the Company. Through April 30, 2004, the Company reserved 38,000,000 shares of common stock for

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

issuance under the Plan. As of April 30, 2004, remaining shares of common stock available for grant under the Plan were 693,818.

Options issued under the Plan are generally for periods not to exceed 10 years and must be issued at prices not less than 85 percent of the estimated fair value of the shares of common stock on the date of grant as determined by the Board of Directors. The Plan provides for grants of immediately exercisable options; however, the Company has the right to repurchase any unvested common stock upon the termination of employment at the original exercise price. In accordance with EITF Issue 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002, that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of the new guidance is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity as the award vests. The Company has appropriately applied the new guidance and recorded a liability on the consolidated balance sheets relating to the exercise of options for 1,132,562 shares that were unvested as of January 31, 2003, totaling $1,163,000. The liability at January 31, 2004 was $749,000 relating to the exercise of options for 520,000 shares, of which 132,000 shares related to the exercise of options during fiscal 2004. The liability at April 30, 2004 was $1,404,000 relating to the exercise of options for 932,000 shares. Options become vested and exercisable at such times and under such conditions as determined by the Board of Directors. Options, or shares issued upon exercise of options, generally vest over four years, with 25 percent vesting after one year and the balance vesting monthly over the remaining period.

Stock option activity is as follows:

		Options Outstanding
	Shares Available for Grant	Outstanding Stock Options	Weighted- Average Exercise Price
Balance as of January 31, 2001	2,959,729	3,308,475	$0.90
Granted	(2,537,025)	2,537,025	0.97
Exercised	—	(495,974)	0.51
Cancelled	1,274,966	(1,274,966)	1.50
Repurchased	2,008,348	—	—

Balance as of January 31, 2002	3,706,018	4,074,560	0.81
Increase in options authorized	5,000,000	—	—
Granted	(8,878,000)	8,878,000	1.10
Exercised	—	(1,680,122)	0.94
Cancelled	746,559	(746,559)	1.18
Repurchased	734,482	—	—

Balance as of January 31, 2003	1,309,059	10,525,879	1.01
Increase in options authorized	8,000,000	—	—
Granted	(7,637,500)	7,637,500	3.74
Exercised	—	(1,041,131)	1.40
Cancelled	1,193,853	(1,193,853)	1.28
Repurchased	23,967	—	—

Balance as of January 31, 2004	2,889,379	15,928,395	2.29
Granted (unaudited)	(2,331,500)	2,331,500	8.00
Exercised (unaudited)	—	(1,710,348)	0.96
Cancelled (unaudited)	127,500	(127,500)	2.53
Repurchased (unaudited)	8,439	—	—

Balance as of April 30, 2004 (unaudited)	693,818	16,422,047	$3.22

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

All options were exercisable at April 30, 2004, and of the total number of options outstanding, 3,456,000 shares granted under the Plan were vested as of April 30, 2004. Any unvested shares may be repurchased by the Company at the option exercise price in the event of the employee’s termination. The right to repurchase unvested shares lapses at the rate of the vesting schedule. In addition, the Company has a 30-day right of first refusal if an optionee intends to sell shares acquired pursuant to options. Shares subject to repurchase by the Company were exercised at prices ranging from $0.06 to $8.00 per share. As of April 30, 2004,1,094,000 shares remained subject to repurchase.

For the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, the Company recorded $1,602,000, $8,913,000, $3,627,000 and $231,000, respectively, of deferred stock-based compensation expense for the excess of the deemed fair market value over the exercise price at the date of grant related to stock options granted to employees. The Company reversed deferred stock-based compensation related to cancellation of options for terminated employees in the amount of $2,524,000, $1,248,000, $1,212,000 and $172,000 in the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively. The Company amortized $2,436,000, $2,591,000, $3,491,000 and $819,000 to expense in the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, respectively. The compensation expense is being recognized on a straight-line basis over the option-vesting period of four years.

During the years ended January 31, 2002, 2003 and 2004, the Company accelerated the vesting of certain stock options relating to terminated employees. As a result, the Company recorded compensation expense totaling $1,298,000, $178,000 and $146,000, respectively. The Company did not accelerate the vesting of any stock options during the three months ended April 30, 2004.

The following table summarizes information about stock options outstanding:

As of January 31, 2004:

	Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$0.02 to $0.95	2,110,953	6.49	$0.34
$1.10	5,757,476	7.97	1.10
$1.25 to $2.00	833,600	6.55	1.69
$2.50	4,742,750	9.41	2.50
$4.00 to $8.00	2,483,616	9.70	5.91

	15,928,395

As of April 30, 2004 (unaudited):

	Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
$0.03 to $0.95	1,404,500	6.52	$0.36
$1.10	4,947,849	7.64	1.10
$1.25 to $2.00	790,547	6.43	1.67
$2.50	4,487,910	9.16	2.50
$4.00 to $8.00	4,791,241	9.73	7.17

	16,422,047

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Notes Receivable from Stockholders

During fiscal 2001, certain employees exercised their stock options with notes. None of these employees is an executive officer or director. The notes are full recourse and collateralized by the stock of the individuals. The notes bear an interest rate of 6 percent. The notes receivable have been classified as a reduction of stockholders’ deficit and are due at various dates through September 2005. During fiscal 2003, the Company terminated one of these employees and repurchased the unvested shares through cancellation of $109,000 of the related note receivable. The remaining principal and interest of $1,574,000, $1,674,000 and $1,698,000 at January 31, 2003 and 2004 and April 30, 2004, respectively, on the notes remains outstanding and is due on September 7, 2005.

Stock Awards Issued to Non-employees

During the years ended January 31, 2002, 2003 and 2004, the Company granted stock awards of 10,000, zero and 100,000 shares, respectively, to non-employees with vesting terms ranging from 18 to 48 months. Compensation expense is re-measured as the shares vest and was recorded over the vesting periods. Such expenses amounted to $292,000, $310,000 and $162,000 for the years ended January 31, 2002, 2003 and 2004, respectively. Such expense was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Risk-free interest rate	6.00%
Contractual lives	18–48 months
Expected dividend yield	0%
Expected volatility	100%

Warrants for Common Stock

In fiscal year 2001, the Company issued four warrants to purchase 125,000 shares each of common stock at an exercise price of $5.00 to the salesforce.com/foundation (the “Foundation”), which is a nonprofit related party. The chief executive officer of the Company is also the chairman of the Board of Trustees of the Foundation. The warrants were originally scheduled to expire in February 2002, August 2002, August 2003, and August 2004, respectively. The warrants were issued as a charitable contribution to the Foundation. The warrants were fully vested on the date of grant without any performance obligations by the Foundation. The warrants were valued using the Black-Scholes model. Assumptions used were as follows: fair value of the underlying stock at $2.05 per share; risk-free interest rate of 6 percent; contractual life of 1.43, 1.93, 2.93, and 3.93 years, respectively; no dividends during the term; and volatility of 100 percent. The fair value of the warrants totaled $377,500 and was recorded in general and administrative expense in fiscal 2001. In August 2002, the Board of Directors authorized the cancellation of these warrants and issuance of four new warrants, each to purchase 125,000 shares of common stock at $1.10 per share. The warrants are exercisable for one-year terms beginning on the earlier of the initial public offering of the Company or August 1 2003, August 1, 2004, August 1, 2005, and August 1, 2006, respectively. The warrants were issued as a charitable contribution to the Foundation. The warrants were fully vested on the date of grant without any performance obligations by the Foundation.

The warrants were valued on the date of modification of the award by calculating the difference between the fair value of the new warrants and the old warrants immediately before the modification. The estimated fair values of the old and new warrants were calculated using the Black-Scholes pricing model with the following assumptions: fair value of the underlying stock of $2.07 per share; risk-free interest rate of 2 percent; contractual lives ranging from .08 to 5 years; no dividends during the term; and volatility of 100 percent. The fair value of the warrants totaled $656,000 and was recorded as general and administrative expense. As of April 30, 2004, all of the warrants to purchase an aggregate of 500,000 shares of common stock remain outstanding.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

In fiscal year 2003, the Company issued two warrants to purchase 50,000 and 35,000 shares, respectively, of common stock at an exercise price of $1.10 to an executive recruiting firm. The warrants were fully vested on the date of grant and are exercisable at any time for a term of five years. The warrants were valued using the Black-Scholes pricing model with the following assumptions: fair value of the underlying stock of $1.96 and $2.50 per share, respectively; risk-free interest rate of 5 percent; contractual life of five years; no dividends during the term; and volatility of 100 percent. The fair value of the warrants totaled $153,000 and was recorded as general and administrative expense.

Common Stock

In November 2001, the Company entered into an agreement with an advertising agency in which the agency agreed to provide the Company with promotional advertising services in exchange for 250,000 shares of the Company’s common stock. The shares were fully vested and were not subject to any repurchase rights. The term of the contract was one year. The Company established fair value of the transaction using the fair value of the common stock. The advertising services were provided over the term of the contract, and the expense was recognized over the service period of one year. The expense related to this agreement was $82,000, $248,000 and zero for the years ended January 31, 2002, 2003 and 2004, respectively.

In January 2004, the Board of Directors authorized the issuance of 10,000 shares of common stock to a current board member and 22,500 shares to a former board member. These share issuances were in exchange for past services as members of the Company’s board of directors. The expense associated with these share issuances was $260,000 and was recognized immediately.

The Company has reserved shares of common stock for future issuance at January 31, 2004 and at April 30, 2004, as follows:

The Plan as of January 31, 2004:
Options outstanding	15,928,395
Stock available for future grants	2,889,379
Common stock warrants	585,000
Convertible preferred stock	58,024,345
Convertible preferred stock warrants	714,496

78,141,615

The Plan as of April 30, 2004 (unaudited):
Options outstanding	16,422,047
Stock available for future grant	693,818
Common stock warrants	585,000
Convertible preferred stock	58,024,345
Convertible preferred warrants	714,496
2004 Equity Incentive Plan	4,000,000
2004 Employee Stock Purchase Plan	1,000,000
2004 Outside Directors Stock Plan	1,000,000

82,439,706

In December 2003, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. Additionally, the Board of Directors approved the 2004 Equity Incentive Plan, the 2004 Employee Stock

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Purchase Plan and the 2004 Outside Directors Stock Plan. These plans were approved by the Company’s stockholders in February 2004. The 2004 Employee Stock Purchase Plan will not be implemented unless and until the Company’s board of directors authorizes the commencement of one or more offerings under this plan. The 2004 Employee Stock Purchase Plan will be available to all eligible employees, who will be able to individually purchase a maximum of 1,500 shares annually at a price equal to 85 percent of the lower of the fair market value at the start date of the offering or fair market value on the semi-annual purchase dates. The Company will initially reserve for issuance 1,000,000 shares of common stock. No offering periods have been authorized to date under the 2004 Employee Stock Purchase Plan by the Company’s board of directors. The 2004 Equity Incentive Plan will be the successor equity incentive program to the 1999 Stock Option Plan and will increase the shares reserved for issuance by 4,000,000 shares. For the 2004 Outside Directors Stock Plan, the Company will reserve for issuance 1,000,000 shares of common stock. The 2004 Employee Stock Purchase Plan and 2004 Equity Incentive Plan have provisions for annual automatic increases to the shares reserved for issuance based on a specific percentage of the total number of shares outstanding at each year-end.

7.    Commitments and Contingencies

Letter of Credit

In fiscal year 2001, the Company established a $3,500,000 letter of credit in favor of its principal landlord. This letter of credit is collateralized by a certificate of deposit maintained at the granting financial institution. As of April 30, 2004, the letter of credit was outstanding; however, no amounts had been drawn against it. The letter of credit renews annually through December 31, 2010.

In addition, the Company had two letters of credit outstanding as of April 30, 2004, both of which were collateralized by certificates of deposit maintained at the granting financial institution. Both letters of credit have renewal provisions and expire at various dates through June 2006.

Leases

The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2011.

The Company has entered into various capital lease arrangements to obtain equipment for its operations. These agreements are typically for three years, with interest rates ranging from 7 percent to 8 percent per year. The leases are secured by the underlying equipment.

The Company is a lessee to certain leased equipment acquired under a capital lease. In June 2002, the Company amended an existing capital lease agreement. The amended lease met the requirements for classification as an operating lease. As a result of this amendment, the Company reduced its capital lease liability by $569,000 in fiscal year 2003.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under noncancelable operating and capital leases areas are as follows:

	Capital Leases	Operating Leases
Fiscal Year Ended January 31:
2005	$80,000	$8,192,000
2006	—	7,278,000
2007	—	4,892,000
2008	—	4,143,000
2009	—	4,200,000
Thereafter	—	10,010,000

Total minimum lease payments	80,000	$38,715,000

Less: amount representing interest	(2,000)

Present value of capital lease obligations—current portion	$78,000

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

In fiscal year 2001, the Company issued a warrant to purchase 48,857 shares of Series C preferred stock to a leasing company in consideration for a capital lease. The fair value of the warrant of $73,000 was recorded as a discount to the capital lease obligation and is being amortized to interest expense over the lease term (see Note 5). The effective interest rate on the capital lease when considering the value of the warrants issued is approximately 10.9 percent.

Rent expense for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004 was $3,962,000, $3,708,000, $4,686,000 and $1,485,000, respectively. Sublease income for the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004, was $181,000, zero, zero and zero, respectively.

In December 2001, the Company abandoned 19,500 square feet of excess office space in San Francisco and recorded a lease abandonment charge of $7,657,000. This amount consisted of the future rent obligations under the operating leases of $11,368,000, offset by projected subtenant income of $3,711,000. The operating leases with the landlords expire on different dates through April 2011.

Of the total space abandoned, the Company subleased 7,500 square feet through the remaining term of its operating lease at the original sublease assumptions. Additionally, in August 2003, the Company executed a Third Amendment to Office Lease with its landlord. This agreement modified the original lease such that the total leased space under the amended agreement excluded 7,200 square feet of the space that was abandoned. As a result of this amendment, the Company recorded a reduction in its lease liability of $4,342,000 during the third quarter of fiscal 2004.

At January 31, 2004, approximately 5,000 square feet of the 19,500 square feet of office space abandoned in December 2001 remained available for sublease. The operating lease for this remaining space expires in April 2011. Due to the difficulty in securing subtenants to occupy the remaining 5,000 square feet of available office space, the Company lowered its subtenant income assumptions and recorded an additional $897,000 lease abandonment charge in its fourth quarter of fiscal 2004 operating results.

At January 31, 2004, the remaining liability associated with the abandoned office space was $1,971,000 and consisted of the future rental obligation offset by a revised estimate of projected subtenant income of $1,020,000.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

The actual vacancy periods may differ from these estimates, and sublease income, if any, may not materialize. Accordingly, these estimates may be adjusted in future periods. Of the remaining $1,971,000 liability at January 31, 2004, $477,000 was the current portion. Payments in future years, net of estimated subtenant income, will be $240,000 in fiscal 2006, $228,000 in fiscal 2007, $238,000 in fiscal 2008, $243,000 in fiscal 2009, and $545,000 thereafter.

The following table sets forth the lease abandonment activities for each of the years ended January 31, 2002, 2003 and 2004 and the three months ended April 30, 2004.

Liability balance at January 31, 2001	$—
Additions	7,657,000
Charges utilized, net of subtenant income of $37,000	(145,000)

Liability balance at January 31, 2002	7,512,000
Charges utilized, net of subtenant income of $219,000	(1,177,000)

Liability balance at January 31, 2003	6,335,000
Additions	897,000
Charges utilized, net of subtenant income of $219,000	(919,000)
Reversals	(4,342,000)

Liability balance at January 31, 2004	1,971,000
Charges utilized, net of subtenant income of $36,000 (unaudited)	(149,000)

Liability balance at April 30, 2004 (unaudited)	$1,822,000

8.    Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees. The Company is not required to contribute to the plan and has made no contributions through April 30, 2004.

9.    Related-Party Transactions

The Company paid its Chief Executive Officer one dollar in annual salary and no bonus during fiscal years 2002, 2003 and 2004. His salary will increase to ten dollars in fiscal year 2005. At this time, it is not probable that there will be any increase in his compensation. If his compensation increases in the future, or he leaves the Company’s employ and the Company needs to recruit a new Chief Executive Officer, the Company’s executive compensation expenses will increase.

The Company subleases a portion of its San Francisco office facility to another party. One of the stockholders of the Company is also a majority shareholder of the sublease tenant. In October 2001, the sublease tenant paid the Company $110,000 for early termination of the sublease agreement with respect to a portion of the leased space.

In January 1999, the Foundation was chartered to build philanthropic programs that are particularly focused on youth and technology. The Company’s chairman is the chairman of the Foundation. He, one of the Company’s executive officers and one of the Company’s board members hold three of the Foundation’s seven board seats. The Company is not the primary beneficiary of the Foundation’s activities, and accordingly, the Company does not consolidate the Foundation’s statement of activities with its financial results.

salesforce.com, inc.

Notes to Consolidated Financial Statements—(Continued)

Since the Foundation’s inception, the Company has provided at no charge certain resources to Foundation employees such as office space. The value of these items totaled $60,000 for the each of the years ended January 31, 2002, 2003 and 2004 and $15,000 for the three months ended April 30, 2004.

In addition to the resource sharing, the Company has issued warrants to purchase 500,000 shares of common stock and has donated free of charge subscriptions to the Company’s service to registered section 501(c)(3) nonprofit organizations. The fair value of these donated subscriptions is currently $150,000 per month. The Company plans to continue providing free subscriptions to qualified nonprofit organizations in the future.

10.    Subsequent Event (Unaudited)

Since April 30, 2004, the Company has granted options to purchase 771,027 shares of common stock at an exercise price of $8.00 per share. As a result of these option grants, the Company will record a deferred stock-based compensation charge of approximately $1,500,000 in the second quarter of fiscal 2005. The Company will amortize the charges ratably over the four-year vesting period of the underlying awards. The Company expects this deferred stock-based compensation expense to be amortized as follows: approximately $200,000 during fiscal 2005, approximately $400,000 during fiscal 2006, approximately $400,000 during fiscal 2007, approximately $400,000 during fiscal 2008 and approximately $100,000 during fiscal 2009.

– InfoWorld